ReliaStar Life Insurance Company of New York
and its Separate Account NY-B

ING Rollover Choice^{SM} – NY Variable Annuity Contracts

Supplement dated October 1, 2007 to the Contract Prospectus, dated September 6, 2007, as amended and the Statement of Additional Information, dated October 1, 2007

Effective October 1, 2007, the Statement of Additional Information (SAI) dated September 6, 2007 is deleted in its entirety and replaced to include three years of financial statements for ReliaStar Life Insurance Company of New York. You may request the revised SAI, dated October 1, 2007, by calling our Service Center listed below.

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and SAI. Please read it carefully and keep it with your current variable annuity Contract Prospectus and SAI for future reference.

1. On July 12, 2007, the Board of Directors of ING Partners, Inc. approved a proposal to reorganize the ING Fundamental Research Portfolio into the ING VP Growth and Income Portfolio. In addition, on July 24, 2007, the Board of Directors of ING Variable Portfolios, Inc. approved a proposal to reorganize the ING VP International Equity Portfolio into the ING VP Index Plus International Equity Portfolio. Subject to approval by each Portfolio's shareholders, after the close of business on November 9, 2007, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolio	Surviving Portfolio
ING Fundamental Research Portfolio	ING VP Growth and Income Portfolio
ING VP International Equity Portfolio	ING VP Index Plus International Equity Portfolio

Accordingly, effective after the close of business on November 9, 2007, investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- All existing account balances invested in the ING Fundamental Research Portfolio (S Class) will automatically become investments in the ING VP Growth and Income Portfolio (S Class).
- All existing account balances invested in the ING VP International Equity Portfolio (Class S) will automatically become investments in the ING VP Index Plus International Equity Portfolio (Class S).

As a result of the reorganizations, effective November 12, 2007, all references to the ING Fundamental Research Portfolio (S Class) and the ING VP International Equity Portfolio (Class S) in the Contract Prospectus and SAI are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolios after the date of the reorganizations will be automatically allocated to the Surviving Portfolios. You may give us alternative allocation instructions at any time by contacting our Service Center at:

> Customer Service Center
> P.O. Box 9271
> Des Moines, Iowa 50306-9271
> 1-800-366-0066

See also the Transfers Among Your Investments section of your Contract Prospectus for further information about making fund allocation changes.

2. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganizations. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

IMPORTANT INFORMATION REGARDING AN UPCOMING CHANGE TO OUR EXCESSIVE TRADING POLICY

Effective October 16, 2007, our Excessive Trading Policy will change. Accordingly, the "Limits Imposed by Underlying Funds," the "Limits on Frequent or Disruptive Transfers," the "The Company Intends to Modify its Excessive Trading Policy in October 2007," and the "Agreements to Share Information with Funds" subsections of the "Transfers Among Your Investments," section of your Contract Prospectus will be deleted in its entirety and replaced with the following:

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

STATEMENT OF ADDITIONAL INFORMATION

ING ROLLOVER CHOICE^{SM} –NY

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE
ANNUITY CONTRACT

ISSUED BY
SEPARATE ACCOUNT NY-B

OF
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ReliaStar Life Insurance Company of New York Individual Flexible Premium Deferred Combination Fixed and Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ReliaStar Life Insurance Company of New York, Customer Service Center, P.O. Box 9271, Des Moines, IA 50306-9271 or telephone 1-800-366-0066.

DATE OF PROSPECTUS
AND
STATEMENT OF ADDITIONAL INFORMATION:

October 1, 2007

Table of Contents

Introduction

This Statement of Additional Information provides background information regarding Separate Account NY-B.

Description of ReliaStar Life Insurance Company of New York

ReliaStar Life Insurance Company of New York ("RLNY") is a New York stock life insurance company originally incorporated on June 11, 1917 under the name, The Morris Plan Insurance Society. RLNY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman Islands and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. Until October 1, 2003, RLNY was a wholly-owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut"). Effective October 1, 2003, Security-Connecticut merged with and into its parent, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar is an indirect wholly-owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company, based in The Netherlands. RLNY's financial statements appear in the Statement of Additional Information. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of RLNY.

As of December 31, 2006, RLNY had approximately $441.0 million in stockholder's equity and approximately $2,266.6 billion in total assets, including approximately $878.0 billion of separate account assets. RLNY, an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

ING also owns Directed Services LLC., the investment manager of the ING Investors Trust and ING Partners, Inc., and the distributor of the contracts, and other interests. ING also owns ING Investments, LLC and ING Investment Management, LLC, portfolio managers of the ING Investors Trust, and the investment managers of the ING Variable Insurance Trust and the ING Variable Products Trust, respectively.

Our principal office is located at 1000 Woodbury Road, Suite 208, Woodbury, New York 11797.

Separate Account NY-B of ReliaStar Life Insurance Company of New York

Separate Account NY-B of RLNY ("Separate Account NY-B") was established as a separate account of First Golden American Life Insurance Company of New York ("First Golden") on June 13, 1996. It became a separate account of RLNY as a result of the merger of First Golden into RLNY effective April 1, 2002. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account NY-B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account NY-B but such assets are kept separate from our other accounts.

Separate Account NY-B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account NY-B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account NY-B. If the assets in Separate Account NY-B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contracts.

Safekeeping of Assets

RLNY acts as its own custodian for Separate Account NY-B.

The Administrator

On November 8, 1996, First Golden American Life Insurance Company of New York ("First Golden") and ING USA Annuity and Life Insurance Company ("ING USA") entered into an administrative service agreement pursuant to which ING USA agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to First Golden. Beginning on April 1, 2002, the effective date of the merger of First Golden into RLNY ("merger date"), the expenses incurred by ING USA in relation to this service agreement will be reimbursed by RLNY on an allocated cost basis. As of the merger date, RLNY was obligated to reimburse these expenses. For the years ended December 31, 2006, 2005 and 2004, RLNY incurred expenses of $0, $0 and $0, respectively, under the agreement with ING USA.

Also on November 8, 1996, First Golden, ING USA and Directed Services LLC entered into a service agreement pursuant to which First Golden and ING USA agreed to provide Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain of its facilities. As of the merger date, RLNY will provide its personnel to provide such services. RLNY expects to charge Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable and second allocated based on the estimated amount of time spent by RLNY's employees on behalf of Directed Services LLC. For the year ended December 31, 2006, there were no charges to ING USA and Directed Services LLC for these services.

Independent Registered Public Accounting Firm

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308 an Independent Registered Public Accounting Firm, performs annual audits of RLNY and Separate Account NY-B.

Distribution of Contracts

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of RLNY, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by RLNY.   The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2006, 2005 and 2004 commissions paid by ING USA, including amounts paid by its affiliated Company, ReliaStar Life Insurance Company of New York, to Directed Services LLC aggregated $10,048,681, $6,964,000 and $2,244,000, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Published Ratings

From time to time, the rating of RLNY as an insurance company by A.M. Best Company may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A++ to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Condensed Financial Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with other death benefit options are lower than that used in the examples and would result in higher AUV's or contract values.

Illustration of Calculation of AUV

Example1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

Illustration of Purchase of Units (Assuming no state premium tax)

Example 2.

1. Initial premium payment	$ 1,000
2. AUV on effective date of purchase (see Example 1)	$ 10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

IRA Partial Withdrawal Option

If the contract owner has an IRA contract and will attain age 70½ in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70½. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

RLNY notifies the contract owner of these regulations with a letter mailed in the calendar year in which the contract owner reaches age 70½ which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when RLNY receives the completed election form. RLNY calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin; we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

Performance Information

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account NY-B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Assets subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5, 10 year periods, or lesser periods depending on how long Separate Account NY-B, has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account NY-B, assuming an investment at the beginning of the period when the separate account first invested in the portfolio and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some of all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account NY-B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Assets subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher that the "yield" because of the compounding effect of earnings. We calculate quotations of yield or the remaining subaccounts on all investment income per accumulation unit earned during a given 3-day period, after subtracting fees and expenses accrued during the period, assuming no surrender. **You should be aware that there is no guarantee that the Liquid Assets subaccount will have a positive or legal return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices; (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service; and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on ranking of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

Financial Statements of Separate Account NY-B

The audited financial statements of ReliaStar Life Insurance Company of New York Separate Account NY-B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of ReliaStar Life Insurance Company of New York Separate Account NY-B
   Statements of Assets and Liabilities as of December 31, 2006
   Statements of Operations for the year ended December 31, 2006
   Statements of Changes in Net Assets for the years ended December 31, 2006 and 2005
   Notes to Financial Statements

Financial Statements of ReliaStar Life Insurance Company of New York

The audited financial statements of ReliaStar Life Insurance Company of New York are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of ReliaStar Life Insurance Company of New York
   Statements of Operations for the years ended December 31, 2006, 2005 and 2004
   Balance Sheets as of December 31, 2006 and 2005
   Statements of Changes in Shareholder's Equity for the years ended December 31, 2006, 2005 and 2004
   Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
   Notes to Financial Statements

FINANCIAL STATEMENTS

ReliaStar Life Insurance Company of New York

Separate Account NY-B

Year ended December 31, 2006
with Report of Independent Registered Public Accounting Firm

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RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Financial Statements
Year ended December 31, 2006

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ReliaStar Life Insurance Company of New York

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ReliaStar Life Insurance Company of New York Separate Account NY-B (the "Account") as of December 31, 2006, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Leisure Fund - Series I Shares
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
  Fidelity® VIP Growth Portfolio - Service Class 2
Fidelity Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trusts:
  Mutual Shares Securities Fund - Class 2
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING Capital Guardian Small/Mid Cap Portfolio - Service Class
  ING Capital Guardian U.S. Equities Portfolio - Service Class
  ING Eagle Asset Capital Appreciation Portfolio - Service Class
  ING Equities Plus Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Large Cap Growth Portfolio - Service Class
  ING FMR^{SM} Mid Cap Growth Portfolio - Service Class
  ING Franklin Income Portfolio - Service Class
  ING Global Real Estate Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Global Technology Portfolio - Service Class
  ING International Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Partners All Cap Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service Class
  ING LifeStyle Aggressive Growth Portfolio - Service Class
  ING LifeStyle Growth Portfolio - Service Class
  ING LifeStyle Moderate Growth Portfolio - Service Class
  ING LifeStyle Moderate Portfolio - Service Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class

ING Investors Trust (continued):
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING MarketPro Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO Core Bond Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Equity Growth Portfolio - Service Class
  ING Van Kampen Global Franchise Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Real Estate Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis Venture Value Portfolio - Service Class
  ING Fundamental Research Portfolio - Initial Class
  ING Fundamental Research Portfolio - Service Class
  ING JPMorgan International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Service Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING UBS U.S. Small Cap Growth Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Service Class

ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING VP Global Equity Dividend Portfolio
ING Variable Portfolios, Inc.:
  ING VP Index Plus LargeCap Portfolio - Class S
  ING VP Index Plus MidCap Portfolio - Class S
  ING VP Index Plus SmallCap Portfolio - Class S
  ING VP Value Opportunity Portfolio - Class S
ING Variable Products Trust:
  ING VP Convertible Portfolio - Class S
  ING VP Financial Services Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class S
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class S

Legg Mason Partners Lifestyle Series, Inc.:
  Legg Mason Partners Variable Lifestyle Balanced Portfolio
  Legg Mason Partners Variable Lifestyle Growth Portfolio
  Legg Mason Partners Variable Lifestyle High Growth Portfolio
Legg Mason Partners Variable Portfolios II:
  Legg Mason Partners Variable Appreciation Portfolio
Legg Mason Partners Variable Portfolios III:
  Legg Mason Partners Variable High Income Portfolio
  Legg Mason Partners Variable International All Cap Growth
    Portfolio
  Legg Mason Partners Variable Large Cap Value Portfolio
  Legg Mason Partners Variable Money Market Portfolio
Liberty Variable Insurance Trust:
  Colonial Small Cap Value Fund, Variable Series - Class B
PIMCO Variable Insurance Trust:
  PIMCO StocksPLUS® Growth and Income
    Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Small Cap Value VCT Portfolio - Class II
  Pioneer Small Company VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
  ProFund VP Small-Cap
Putnam Variable Trust:
  Putnam VT International Growth and Income
    Fund - Class IB Shares

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ReliaStar Life Insurance Company of New York Separate Account NY-B at December 31, 2006, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Atlanta, Georgia
March 23, 2007

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Mutual Shares Securities Fund - Class 2	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 386	$ 5,025	$ 12,707	$ 1,020	$ 2,388
Total assets	386	5,025	12,707	1,020	2,388
Liabilities					
Payable to related parties	-	1	2	-	-
Total liabilities	-	1	2	-	-
Net assets	$ 386	$ 5,024	$ 12,705	$ 1,020	$ 2,388
Total number of mutual fund shares	27,897	194,256	408,444	49,820	140,997
Cost of mutual fund shares	$ 343	$ 4,799	$ 12,334	$ 970	$ 2,452

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING American Funds Growth Portfolio	ING American Funds Growth- Income Portfolio	ING American Funds International Portfolio	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 25,912	$ 19,833	$ 12,771	$ 522	$ 410
Total assets	25,912	19,833	12,771	522	410
Liabilities					
Payable to related parties	4	3	2	-	-
Total liabilities	4	3	2	-	-
Net assets	$ 25,908	$ 19,830	$ 12,769	$ 522	$ 410
Total number of mutual fund shares	403,048	451,779	566,082	45,195	29,523
Cost of mutual fund shares	$ 23,362	$ 17,638	$ 10,754	$ 505	$ 383

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Capital Guardian Small/Mid Cap Portfolio - Service Class	ING Capital Guardian U.S. Equities Portfolio - Service Class	ING EquitiesPlus Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,207	$ 832	$ 165	$ 2,896	$ 82
Total assets	2,207	832	165	2,896	82
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2,207	$ 832	$ 165	$ 2,896	$ 82
Total number of mutual fund shares	168,754	66,767	15,171	237,973	7,113
Cost of mutual fund shares	$ 1,750	$ 758	$ 153	$ 2,604	$ 78

The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Large Cap Growth Portfolio - Service Class	ING FMR^{SM} Mid Cap Growth Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Global Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 5,133	$ 611	$ 3,037	$ 2,809	$ 2,017
Total assets	5,133	611	3,037	2,809	2,017
Liabilities					
Payable to related parties	1	-	1	-	-
Total liabilities	1	-	1	-	-
Net assets	$ 5,132	$ 611	$ 3,036	$ 2,809	$ 2,017
Total number of mutual fund shares	383,640	56,288	242,347	254,692	150,430
Cost of mutual fund shares	$ 5,065	$ 602	$ 3,398	$ 2,664	$ 1,725

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Global Technology Portfolio - Service Class	ING International Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 3,099	$ 161	$ 268	$ 756	$ 5,656
Total assets	3,099	161	268	756	5,656
Liabilities					
Payable to related parties	1	-	-	-	1
Total liabilities	1	-	-	-	1
Net assets	$ 3,098	$ 161	$ 268	$ 756	$ 5,655
Total number of mutual fund shares	142,558	22,763	24,979	50,761	288,886
Cost of mutual fund shares	$ 3,021	$ 160	$ 220	$ 663	$ 4,640

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Partners All Cap Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 5,979	$ 1,677	$ 6,380	$ 2,440	$ 6,450
Total assets	5,979	1,677	6,380	2,440	6,450
Liabilities					
Payable to related parties	1	-	1	-	1
Total liabilities	1	-	1	-	1
Net assets	$ 5,978	$ 1,677	$ 6,379	$ 2,440	$ 6,449
Total number of mutual fund shares	420,150	132,123	378,171	157,831	572,856
Cost of mutual fund shares	$ 5,524	$ 1,433	$ 5,368	$ 1,999	$ 5,881

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 17,437	$ 34,978	$ 37,760	$ 14,588	$ 754
Total assets	17,437	34,978	37,760	14,588	754
Liabilities					
Payable to related parties	3	5	5	2	-
Total liabilities	3	5	5	2	-
Net assets	$ 17,434	$ 34,973	$ 37,755	$ 14,586	$ 754
Total number of mutual fund shares	1,238,447	2,600,584	2,949,971	1,180,229	70,255
Cost of mutual fund shares	$ 15,614	$ 31,817	$ 34,674	$ 13,531	$ 807

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING MarketPro Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 7,051	$ 459	$ 270	$ 7,185	$ 3,418
Total assets	7,051	459	270	7,185	3,418
Liabilities					
Payable to related parties	1	-	-	1	1
Total liabilities	1	-	-	1	1
Net assets	$ 7,050	$ 459	$ 270	$ 7,184	$ 3,417
Total number of mutual fund shares	7,050,899	36,236	23,821	433,356	223,694
Cost of mutual fund shares	$ 7,051	$ 431	$ 260	$ 8,125	$ 2,718

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO Core Bond Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 10,546	$ 3,492	$ 5,445	$ 6,526	$ 4,332
Total assets	10,546	3,492	5,445	6,526	4,332
Liabilities					
Payable to related parties	2	-	1	1	1
Total liabilities	2	-	1	1	1
Net assets	$ 10,544	$ 3,492	$ 5,444	$ 6,525	$ 4,331
Total number of mutual fund shares	555,053	239,842	274,607	599,233	419,804
Cost of mutual fund shares	$ 9,864	$ 2,946	$ 5,221	$ 6,462	$ 4,283

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 130	$ 3,836	$ 10,171	$ 7,184	$ 3,772
Total assets	130	3,836	10,171	7,184	3,772
Liabilities					
Payable to related parties	-	-	1	1	1
Total liabilities	-	-	1	1	1
Net assets	$ 130	$ 3,836	$ 10,170	$ 7,183	$ 3,771
Total number of mutual fund shares	10,085	311,830	382,243	463,802	260,284
Cost of mutual fund shares	$ 119	$ 3,501	$ 9,535	$ 6,414	$ 3,452

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING UBS U.S. Allocation Portfolio - Service Class		ING Van Kampen Equity Growth Portfolio - Service Class		ING Van Kampen Global Franchise Portfolio - Service Class		ING Van Kampen Growth and Income Portfolio - Service Class		ING Van Kampen Real Estate Portfolio - Service Class
Assets										
Investments in mutual funds										
at fair value	$	639	$	414	$	1,567	$	2,443	$	4,967
Total assets		639		414		1,567		2,443		4,967
Liabilities										
Payable to related parties		-		-		-		-		1
Total liabilities		-		-		-		-		1
Net assets	$	639	$	414	$	1,567	$	2,443	$	4,966
Total number of mutual fund shares		58,240		34,885		98,450		86,419		127,725
Cost of mutual fund shares	$	563	$	401	$	1,455	$	2,102	$	4,245

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 412	$ 2,279	$ 338	$ 4,008	$ 865
Total assets	412	2,279	338	4,008	865
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 412	$ 2,279	$ 338	$ 4,008	$ 865
Total number of mutual fund shares	31,459	128,350	29,695	218,633	85,245
Cost of mutual fund shares	$ 371	$ 2,072	$ 321	$ 3,665	$ 811

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Davis Venture Value Portfolio - Service Class	ING Fundamental Research Portfolio - Initial Class	ING Fundamental Research Portfolio - Service Class	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,440	$ 2,342	$ 5	$ 2,290	$ 983
Total assets	2,440	2,342	5	2,290	983
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 2,440	$ 2,341	$ 5	$ 2,290	$ 983
Total number of mutual fund shares	123,881	233,290	529	141,004	60,804
Cost of mutual fund shares	$ 2,341	$ 2,259	$ 5	$ 1,976	$ 845

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,129	$ 817	$ 47	$ 265	$ 8,194
Total assets	1,129	817	47	265	8,194
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 1,129	$ 817	$ 47	$ 265	$ 8,193
Total number of mutual fund shares	23,280	74,978	4,371	15,879	502,375
Cost of mutual fund shares	$ 1,014	$ 816	$ 45	$ 197	$ 7,192

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 466	$ 12	$ 581	$ 7	$ 3,697
Total assets	466	12	581	7	3,697
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 466	$ 12	$ 581	$ 7	$ 3,696
Total number of mutual fund shares	38,820	365	55,605	716	277,983
Cost of mutual fund shares	$ 422	$ 9	$ 494	$ 6	$ 3,369

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4
Assets					
Investments in mutual funds					
at fair value	$ 542	$ 3,543	$ 5,521	$ 3,016	$ 3,272
Total assets	542	3,543	5,521	3,016	3,272
Liabilities					
Payable to related parties	-	1	1	1	1
Total liabilities	-	1	1	1	1
Net assets	$ 542	$ 3,542	$ 5,520	$ 3,015	$ 3,271
Total number of mutual fund shares	14,182	340,717	537,632	291,725	304,929
Cost of mutual fund shares	$ 507	$ 3,404	$ 5,368	$ 2,903	$ 3,056

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Assets					
Investments in mutual funds					
at fair value	$ 3,886	$ 1,862	$ 3,583	$ 680	$ 381
Total assets	3,886	1,862	3,583	680	381
Liabilities					
Payable to related parties	1	-	1	-	-
Total liabilities	1	-	1	-	-
Net assets	$ 3,885	$ 1,862	$ 3,582	$ 680	$ 381
Total number of mutual fund shares	352,953	168,029	325,438	61,482	34,892
Cost of mutual fund shares	$ 3,539	$ 1,686	$ 3,267	$ 619	$ 351

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10		ING GET U.S. Core Portfolio - Series 11		ING GET U.S. Core Portfolio - Series 12		ING GET U.S. Core Portfolio - Series 13		ING VP Global Equity Dividend Portfolio	
Assets										
Investments in mutual funds										
at fair value	$	997	$	5,357	$	1,171	$	9,556	$	376
Total assets		997		5,357		1,171		9,556		376
Liabilities										
Payable to related parties		-		1		-		2		-
Total liabilities		-		1		-		2		-
Net assets	$	997	$	5,356	$	1,171	$	9,554	$	376
Total number of mutual fund shares		91,413		496,474		103,121		940,566		40,077
Cost of mutual fund shares	$	921	$	5,013	$	1,043	$	9,583	$	302

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S	ING VP Value Opportunity Portfolio - Class S	ING VP Financial Services Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 4,052	$ 5,949	$ 5,396	$ 158	$ 1,067
Total assets	4,052	5,949	5,396	158	1,067
Liabilities					
Payable to related parties	1	1	1	-	-
Total liabilities	1	1	1	-	-
Net assets	$ 4,051	$ 5,948	$ 5,395	$ 158	$ 1,067
Total number of mutual fund shares	233,971	318,315	303,302	10,066	80,021
Cost of mutual fund shares	$ 3,569	$ 5,735	$ 5,015	$ 136	$ 1,003

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ING VP MidCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S	Legg Mason Partners Variable Lifestyle Balanced Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 45	$ 534	$ 323	$ 3,858	$ 2,546
Total assets	45	534	323	3,858	2,546
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 45	$ 534	$ 323	$ 3,858	$ 2,545
Total number of mutual fund shares	5,649	27,030	22,166	299,316	203,324
Cost of mutual fund shares	$ 36	$ 486	$ 306	$ 3,900	$ 2,328

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Legg Mason Partners Variable Lifestyle Growth Portfolio	Legg Mason Partners Variable Lifestyle High Growth Portfolio	Legg Mason Partners Variable High Income Portfolio	Legg Mason Partners Variable International All Cap Growth Portfolio	Legg Mason Partners Variable Large Cap Value Portfolio
Assets					
Investments in mutual funds at fair value	$ 975	$ 447	$ 217	$ 219	$ 663
Total assets	975	447	217	219	663
Liabilities					
Payable to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 974	$ 447	$ 217	$ 219	$ 663
Total number of mutual fund shares	85,068	31,557	29,643	12,673	30,526
Cost of mutual fund shares	$ 885	$ 407	$ 214	$ 244	$ 552

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	Legg Mason Partners Variable Money Market Portfolio	Colonial Small Cap Value Fund, Variable Series - Class B	Pioneer Small Cap Value VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30
Assets					
Investments in mutual funds					
at fair value	$ 188	$ 1,397	$ 205	$ 101	$ 132
Total assets	188	1,397	205	101	132
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 188	$ 1,397	$ 205	$ 101	$ 132
Total number of mutual fund shares	187,588	67,783	11,532	3,336	4,131
Cost of mutual fund shares	$ 188	$ 1,244	$ 195	$ 94	$ 118

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2006
(Dollars in thousands)

	ProFund VP Rising Rates Opportunity	ProFund VP Small-Cap
Assets		
Investments in mutual funds		
at fair value	$ 495	$ 309
Total assets	495	309
Liabilities		
Payable to related parties	-	-
Total liabilities	-	-
Net assets	$ 495	$ 309
Total number of mutual fund shares	23,910	8,299
Cost of mutual fund shares	$ 485	$ 286

The accompanying notes are an integral part of these financial statements.

25

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Growth Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Mutual Shares Securities Fund - Class 2
Net investment income (loss)					
Income:					
Dividends	$ 4	$ 116	$ 2	$ 95	$ 1
Total investment income	4	116	2	95	1
Expenses:					
Mortality, expense risk and other charges	6	58	4	139	3
Annual administrative charges	-	-	-	2	-
Contingent deferred sales charges	-	4	1	2	-
Other contract charges	1	5	-	27	1
Total expenses	7	67	5	170	4
Net investment income (loss)	(3)	49	(3)	(75)	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	55	174	100	-
Capital gains distributions	20	496	-	949	3
Total realized gain (loss) on investments and capital gains distributions	26	551	174	1,049	3
Net unrealized appreciation (depreciation) of investments	49	38	(131)	(137)	50
Net realized and unrealized gain (loss) on investments	75	589	43	912	53
Net increase (decrease) in net assets resulting from operations	$ 72	$ 638	$ 40	$ 837	$ 50

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING BlackRock Large Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 31	$ 98	$ 62	$ -
Total investment income	-	31	98	62	-
Expenses:					
Mortality, expense risk					
and other charges	28	282	225	139	6
Annual administrative charges	-	2	2	1	-
Contingent deferred sales charges	-	2	2	1	-
Other contract charges	6	85	71	43	2
Total expenses	34	371	300	184	8
Net investment income (loss)	(34)	(340)	(202)	(122)	(8)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	194	291	151	191	1
Capital gains distributions	247	21	49	18	33
Total realized gain (loss) on investments					
and capital gains distributions	441	312	200	209	34
Net unrealized appreciation					
(depreciation) of investments	(397)	1,456	1,736	1,244	1
Net realized and unrealized gain (loss)					
on investments	44	1,768	1,936	1,453	35
Net increase (decrease) in net assets					
resulting from operations	$ 10	$ 1,428	$ 1,734	$ 1,331	$ 27

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING BlackRock Large Cap Value Portfolio - Service Class	ING Capital Guardian Small/Mid Cap Portfolio - Service Class	ING Capital Guardian U.S. Equities Portfolio - Service Class	ING Eagle Asset Capital Appreciation Portfolio - Service Class	ING EquitiesPlus Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 10	$ 3	$ 15	$ -
Total investment income	2	10	3	15	-
Expenses:					
Mortality, expense risk					
and other charges	4	33	11	10	1
Annual administrative charges	-	1	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	1	2	1	2	-
Total expenses	5	36	12	12	1
Net investment income (loss)	(3)	(26)	(9)	3	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	7	68	51	22	2
Capital gains distributions	7	-	49	105	-
Total realized gain (loss) on investments					
and capital gains distributions	14	68	100	127	2
Net unrealized appreciation					
(depreciation) of investments	22	188	(30)	(34)	12
Net realized and unrealized gain (loss)					
on investments	36	256	70	93	14
Net increase (decrease) in net assets					
resulting from operations	$ 33	$ 230	$ 61	$ 96	$ 13

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Large Cap Growth Portfolio - Service Class	ING FMR[SM] Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	31	2	62	7	32
Annual administrative charges	-	-	-	-	1
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	10	-	20	-	1
Total expenses	41	2	82	7	34
Net investment income (loss)	(41)	(2)	(82)	(7)	(34)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	62	7	15	5	(180)
Capital gains distributions	1	-	368	-	-
Total realized gain (loss) on investments					
and capital gains distributions	63	7	383	5	(180)
Net unrealized appreciation					
(depreciation) of investments	246	2	(5)	(1)	319
Net realized and unrealized gain (loss)					
on investments	309	9	378	4	139
Net increase (decrease) in net assets					
resulting from operations	$ 268	$ 7	$ 296	$ (3)	$ 105

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Global Real Estate Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Global Technology Portfolio - Service Class	ING International Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 35	$ 3	$ -	$ 4
Total investment income	-	35	3	-	4
Expenses:					
Mortality, expense risk					
and other charges	12	15	27	3	3
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	3	5	8	1	-
Total expenses	15	20	35	4	3
Net investment income (loss)	(15)	15	(32)	(4)	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	2	68	7	1
Capital gains distributions	-	15	199	14	33
Total realized gain (loss) on investments					
and capital gains distributions	2	17	267	21	34
Net unrealized appreciation					
(depreciation) of investments	145	292	19	2	10
Net realized and unrealized gain (loss)					
on investments	147	309	286	23	44
Net increase (decrease) in net assets					
resulting from operations	$ 132	$ 324	$ 254	$ 19	$ 45

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 17	$ -	$ 5	$ -
Total investment income	2	17	-	5	-
Expenses:					
Mortality, expense risk and other charges	6	54	71	22	60
Annual administrative charges	-	1	1	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	2	16	23	4	19
Total expenses	8	71	95	26	79
Net investment income (loss)	(6)	(54)	(95)	(21)	(79)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	26	293	78	59	71
Capital gains distributions	18	39	109	16	-
Total realized gain (loss) on investments and capital gains distributions	44	332	187	75	71
Net unrealized appreciation (depreciation) of investments	52	757	457	203	962
Net realized and unrealized gain (loss) on investments	96	1,089	644	278	1,033
Net increase (decrease) in net assets resulting from operations	$ 90	$ 1,035	$ 549	$ 257	$ 954

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Legg Mason Partners All Cap Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 12	$ -	$ 15	$ 107	$ 211
Total investment income	12	-	15	107	211
Expenses:					
Mortality, expense risk					
and other charges	25	75	155	334	366
Annual administrative charges	-	-	2	3	3
Contingent deferred sales charges	-	-	9	1	18
Other contract charges	3	21	55	113	99
Total expenses	28	96	221	451	486
Net investment income (loss)	(16)	(96)	(206)	(344)	(275)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	47	104	71	72	77
Capital gains distributions	11	17	237	412	394
Total realized gain (loss) on investments					
and capital gains distributions	58	121	308	484	471
Net unrealized appreciation					
(depreciation) of investments	237	348	1,574	2,669	2,575
Net realized and unrealized gain (loss)					
on investments	295	469	1,882	3,153	3,046
Net increase (decrease) in net assets					
resulting from operations	$ 279	$ 373	$ 1,676	$ 2,809	$ 2,771

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING LifeStyle Moderate Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING MarketPro Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 112	$ 28	$ 242	$ 3	$ -
Total investment income	112	28	242	3	-
Expenses:					
Mortality, expense risk					
and other charges	150	11	82	5	1
Annual administrative charges	1	-	3	-	-
Contingent deferred sales charges	2	-	161	-	-
Other contract charges	38	-	20	1	-
Total expenses	191	11	266	6	1
Net investment income (loss)	(79)	17	(24)	(3)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	50	(15)	-	8	-
Capital gains distributions	175	-	-	29	-
Total realized gain (loss) on investments					
and capital gains distributions	225	(15)	-	37	-
Net unrealized appreciation					
(depreciation) of investments	832	17	-	13	10
Net realized and unrealized gain (loss)					
on investments	1,057	2	-	50	10
Net increase (decrease) in net assets					
resulting from operations	$ 978	$ 19	$ (24)	$ 47	$ 9

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ 220	$ 2	$ 49
Total investment income	-	1	220	2	49
Expenses:					
Mortality, expense risk and other charges	96	45	145	29	67
Annual administrative charges	2	-	2	-	2
Contingent deferred sales charges	1	1	1	-	2
Other contract charges	10	13	24	8	5
Total expenses	109	59	172	37	76
Net investment income (loss)	(109)	(58)	48	(35)	(27)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,066)	62	135	30	(166)
Capital gains distributions	-	8	422	10	-
Total realized gain (loss) on investments and capital gains distributions	(1,066)	70	557	40	(166)
Net unrealized appreciation (depreciation) of investments	1,393	535	310	557	725
Net realized and unrealized gain (loss) on investments	327	605	867	597	559
Net increase (decrease) in net assets resulting from operations	$ 218	$ 547	$ 915	$ 562	$ 532

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING PIMCO Core Bond Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 131	$ 213	$ -	$ 5	$ 75
Total investment income	131	213	-	5	75
Expenses:					
Mortality, expense risk					
and other charges	79	50	1	38	94
Annual administrative charges	1	-	-	-	1
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	19	10	-	10	23
Total expenses	99	60	1	48	118
Net investment income (loss)	32	153	(1)	(43)	(43)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(9)	6	5	31	110
Capital gains distributions	-	28	-	7	379
Total realized gain (loss) on investments					
and capital gains distributions	(9)	34	5	38	489
Net unrealized appreciation					
(depreciation) of investments	121	49	9	302	396
Net realized and unrealized gain (loss)					
on investments	112	83	14	340	885
Net increase (decrease) in net assets					
resulting from operations	$ 144	$ 236	$ 13	$ 297	$ 842

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Service Class	ING Van Kampen Global Franchise Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 73	$ 21	$ 9	$ -	$ 14
Total investment income	73	21	9	-	14
Expenses:					
Mortality, expense risk					
and other charges	87	32	10	4	14
Annual administrative charges	1	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	20	5	1	1	5
Total expenses	108	37	11	5	19
Net investment income (loss)	(35)	(16)	(2)	(5)	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	168	(64)	17	8	29
Capital gains distributions	228	255	-	8	29
Total realized gain (loss) on investments					
and capital gains distributions	396	191	17	16	58
Net unrealized appreciation					
(depreciation) of investments	549	289	38	1	98
Net realized and unrealized gain (loss)					
on investments	945	480	55	17	156
Net increase (decrease) in net assets					
resulting from operations	$ 910	$ 464	$ 53	$ 12	$ 151

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 26	$ 39	$ 4	$ 8	$ 1
Total investment income	26	39	4	8	1
Expenses:					
Mortality, expense risk					
and other charges	33	54	3	20	2
Annual administrative charges	1	1	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	3	14	1	3	1
Total expenses	37	69	4	23	3
Net investment income (loss)	(11)	(30)	-	(15)	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	48	245	-	(18)	2
Capital gains distributions	193	241	8	-	6
Total realized gain (loss) on investments					
and capital gains distributions	241	486	8	(18)	8
Net unrealized appreciation					
(depreciation) of investments	94	523	41	248	17
Net realized and unrealized gain (loss)					
on investments	335	1,009	49	230	25
Net increase (decrease) in net assets					
resulting from operations	$ 324	$ 979	$ 49	$ 215	$ 23

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class	ING Fundamental Research Portfolio - Initial Class	ING Fundamental Research Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 7	$ -
Total investment income	-	-	-	7	-
Expenses:					
Mortality, expense risk					
and other charges	35	4	12	22	-
Annual administrative charges	-	-	-	2	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	11	1	3	-	-
Total expenses	46	5	15	24	-
Net investment income (loss)	(46)	(5)	(15)	(17)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	35	(1)	8	(26)	1
Capital gains distributions	22	-	50	38	-
Total realized gain (loss) on investments					
and capital gains distributions	57	(1)	58	12	1
Net unrealized appreciation					
(depreciation) of investments	330	54	99	83	-
Net realized and unrealized gain (loss)					
on investments	387	53	157	95	1
Net increase (decrease) in net assets					
resulting from operations	$ 341	$ 48	$ 142	$ 78	$ 1

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ -	$ -	$ -	$ -
Total investment income	2	-	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	19	14	15	1	-
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	2	-	-	-
Other contract charges	5	2	5	-	-
Total expenses	24	18	20	1	-
Net investment income (loss)	(22)	(18)	(20)	(1)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	17	13	40	-	-
Capital gains distributions	-	7	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	17	20	40	-	-
Net unrealized appreciation					
(depreciation) of investments	240	126	56	1	2
Net realized and unrealized gain (loss)					
on investments	257	146	96	1	2
Net increase (decrease) in net assets					
resulting from operations	$ 235	$ 128	$ 76	$ -	$ 2

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 4	$ 5	$ -	$ 4
Total investment income	-	4	5	-	4
Expenses:					
Mortality, expense risk					
and other charges	4	95	2	-	7
Annual administrative charges	-	1	-	-	-
Contingent deferred sales charges	-	2	-	-	-
Other contract charges	1	22	-	-	2
Total expenses	5	120	2	-	9
Net investment income (loss)	(5)	(116)	3	-	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	10	45	1	3	4
Capital gains distributions	-	10	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	10	55	1	3	4
Net unrealized appreciation					
(depreciation) of investments	33	886	44	-	62
Net realized and unrealized gain (loss)					
on investments	43	941	45	3	66
Net increase (decrease) in net assets					
resulting from operations	$ 38	$ 825	$ 48	$ 3	$ 61

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2
Net investment income (loss)					
Income:					
Dividends	$ -	$ 22	$ 10	$ 90	$ 159
Total investment income	-	22	10	90	159
Expenses:					
Mortality, expense risk					
and other charges	-	47	8	75	118
Annual administrative charges	-	-	-	1	2
Contingent deferred sales charges	-	-	-	3	5
Other contract charges	-	14	3	-	-
Total expenses	-	61	11	79	125
Net investment income (loss)	-	(39)	(1)	11	34
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	38	6	5	6
Capital gains distributions	-	151	19	69	54
Total realized gain (loss) on investments					
and capital gains distributions	-	189	25	74	60
Net unrealized appreciation					
(depreciation) of investments	1	258	25	107	147
Net realized and unrealized gain (loss)					
on investments	1	447	50	181	207
Net increase (decrease) in net assets					
resulting from operations	$ 1	$ 408	$ 49	$ 192	$ 241

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Net investment income (loss)					
Income:					
Dividends	$ 110	$ 106	$ 76	$ 58	$ 91
Total investment income	110	106	76	58	91
Expenses:					
Mortality, expense risk and other charges	88	77	82	58	96
Annual administrative charges	1	1	1	-	-
Contingent deferred sales charges	5	-	5	1	-
Other contract charges	-	-	-	-	-
Total expenses	94	78	88	59	96
Net investment income (loss)	16	28	(12)	(1)	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	17	50	105	153	145
Capital gains distributions	2	69	159	17	-
Total realized gain (loss) on investments and capital gains distributions	19	119	264	170	145
Net unrealized appreciation (depreciation) of investments	122	47	93	50	194
Net realized and unrealized gain (loss) on investments	141	166	357	220	339
Net increase (decrease) in net assets resulting from operations	$ 157	$ 194	$ 345	$ 219	$ 334

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Net investment income (loss)					
Income:					
Dividends	$ 13	$ 7	$ 9	$ 12	$ -
Total investment income	13	7	9	12	-
Expenses:					
Mortality, expense risk					
and other charges	24	15	31	175	23
Annual administrative charges	-	-	-	1	-
Contingent deferred sales charges	-	-	1	2	-
Other contract charges	-	-	-	-	-
Total expenses	24	15	32	178	23
Net investment income (loss)	(11)	(8)	(23)	(166)	(23)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	100	33	51	312	86
Capital gains distributions	3	-	1	-	-
Total realized gain (loss) on investments					
and capital gains distributions	103	33	52	312	86
Net unrealized appreciation					
(depreciation) of investments	11	30	92	344	128
Net realized and unrealized gain (loss)					
on investments	114	63	144	656	214
Net increase (decrease) in net assets					
resulting from operations	$ 103	$ 55	$ 121	$ 490	$ 191

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING VP Global Equity Dividend Portfolio	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ 13	$ 33	$ 21	$ 11
Total investment income	-	13	33	21	11
Expenses:					
Mortality, expense risk and other charges	17	6	57	83	78
Annual administrative charges	1	-	-	1	1
Contingent deferred sales charges	-	-	-	-	3
Other contract charges	-	1	17	25	24
Total expenses	18	7	74	109	106
Net investment income (loss)	(18)	6	(41)	(88)	(95)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	6	85	46	93
Capital gains distributions	-	-	-	344	232
Total realized gain (loss) on investments and capital gains distributions	-	6	85	390	325
Net unrealized appreciation (depreciation) of investments	(27)	63	355	41	251
Net realized and unrealized gain (loss) on investments	(27)	69	440	431	576
Net increase (decrease) in net assets resulting from operations	$ (45)	$ 75	$ 399	$ 343	$ 481

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Value Opportunity Portfolio - Class S	ING VP Convertible Portfolio - Class S	ING VP Financial Services Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 3	$ 8	$ -	$ -
Total investment income	2	3	8	-	-
Expenses:					
Mortality, expense risk and other charges	2	2	10	1	6
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	-	-	2	-	2
Total expenses	2	2	12	1	8
Net investment income (loss)	-	1	(4)	(1)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	(9)	56	-	17
Capital gains distributions	-	27	2	-	-
Total realized gain (loss) on investments and capital gains distributions	2	18	58	-	17
Net unrealized appreciation (depreciation) of investments	18	(3)	47	3	31
Net realized and unrealized gain (loss) on investments	20	15	105	3	48
Net increase (decrease) in net assets resulting from operations	$ 20	$ 16	$ 101	$ 2	$ 40

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S	Legg Mason Partners Variable Lifestyle Balanced Portfolio	Legg Mason Partners Variable Lifestyle Growth Portfolio	Legg Mason Partners Variable Lifestyle High Growth Portfolio
Net investment income (loss)					
Income:					
Dividends	$ -	$ 149	$ 70	$ 19	$ 5
Total investment income	-	149	70	19	5
Expenses:					
Mortality, expense risk and other charges	4	36	37	16	7
Annual administrative charges	-	-	1	1	1
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	-	12	-	-	-
Total expenses	4	48	38	17	8
Net investment income (loss)	(4)	101	32	2	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	(12)	2	(84)	13
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	(12)	2	(84)	13
Net unrealized appreciation (depreciation) of investments	17	(11)	133	153	27
Net realized and unrealized gain (loss) on investments	18	(23)	135	69	40
Net increase (decrease) in net assets resulting from operations	$ 14	$ 78	$ 167	$ 71	$ 37

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Legg Mason Partners Variable Appreciation Portfolio	Legg Mason Partners Variable High Income Portfolio	Legg Mason Partners Variable International All Cap Growth Portfolio	Legg Mason Partners Variable Large Cap Value Portfolio	Legg Mason Partners Variable Money Market Portfolio
Net investment income (loss)					
Income:					
Dividends	$ -	$ 16	$ 4	$ 8	$ 8
Total investment income	-	16	4	8	8
Expenses:					
Mortality, expense risk					
and other charges	12	3	3	10	2
Annual administrative charges	-	-	-	1	1
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	-	-	-	-	-
Total expenses	12	3	3	11	3
Net investment income (loss)	(12)	13	1	(3)	5
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	398	(4)	-	(5)	-
Capital gains distributions	-	-	4	12	-
Total realized gain (loss) on investments					
and capital gains distributions	398	(4)	4	7	-
Net unrealized appreciation					
(depreciation) of investments	(264)	9	41	106	-
Net realized and unrealized gain (loss)					
on investments	134	5	45	113	-
Net increase (decrease) in net assets					
resulting from operations	$ 122	$ 18	$ 46	$ 110	$ 5

The accompanying notes are an integral part of these financial statements.

47

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	Colonial Small Cap Value Fund, Variable Series - Class B	PIMCO StocksPLUS® Growth and Income Portfolio - Administrative Class	Pioneer Small Cap Value VCT Portfolio - Class II	Pioneer Small Company VCT Portfolio - Class II	ProFund VP Bull
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 1	$ -	$ 7	$ -
Total investment income	5	1	-	7	-
Expenses:					
Mortality, expense risk and other charges	20	1	2	1	2
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	7	-	-	-	-
Total expenses	27	1	2	1	2
Net investment income (loss)	(22)	-	(2)	6	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	16	27	-	5	1
Capital gains distributions	36	-	6	-	5
Total realized gain (loss) on investments and capital gains distributions	52	27	6	5	6
Net unrealized appreciation (depreciation) of investments	139	(20)	10	1	6
Net realized and unrealized gain (loss) on investments	191	7	16	6	12
Net increase (decrease) in net assets resulting from operations	$ 169	$ 7	$ 14	$ 12	$ 10

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the year ended December 31, 2006
(Dollars in thousands)

	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	ProFund VP Small-Cap	Putnam VT International Growth and Income Fund - Class IB Shares
Net investment income (loss)				
Income:				
Dividends	$ -	$ 8	$ -	$ -
Total investment income	-	8	-	-
Expenses:				
Mortality, expense risk				
and other charges	2	7	4	-
Annual administrative charges	-	-	-	-
Contingent deferred sales charges	-	-	-	-
Other contract charges	-	1	1	-
Total expenses	2	8	5	-
Net investment income (loss)	(2)	-	(5)	-
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	1	(2)	1	5
Capital gains distributions	3	-	4	-
Total realized gain (loss) on investments				
and capital gains distributions	4	(2)	5	5
Net unrealized appreciation				
(depreciation) of investments	14	25	27	(3)
Net realized and unrealized gain (loss)				
on investments	18	23	32	2
Net increase (decrease) in net assets				
resulting from operations	$ 16	$ 23	$ 27	$ 2

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Growth Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2
Net assets at January 1, 2005	$ 20	$ 1,593	$ 1,120	$ 969
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(13)	(17)	(39)
Total realized gain (loss) on investments and capital gains distributions	5	82	10	46
Net unrealized appreciation (depreciation) of investments	(7)	54	72	398
Net increase (decrease) in net assets from operations	(1)	123	65	405
Changes from principal transactions:				
Premiums	267	1,469	313	3,183
Surrenders and withdrawals	(10)	(39)	(88)	90
Death benefits	-	(20)	-	-
Transfers between Divisions (including fixed account), net	(1)	(5)	(9)	22
Increase (decrease) in net assets derived from principal transactions	256	1,405	216	3,295
Total increase (decrease) in net assets	255	1,528	281	3,700
Net assets at December 31, 2005	275	3,121	1,401	4,669
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	49	(3)	(75)
Total realized gain (loss) on investments and capital gains distributions	26	551	174	1,049
Net unrealized appreciation (depreciation) of investments	49	38	(131)	(137)
Net increase (decrease) in net assets from operations	72	638	40	837
Changes from principal transactions:				
Premiums	106	1,977	(1)	6,432
Surrenders and withdrawals	(65)	(590)	(1,423)	888
Death benefits	(2)	(124)	(17)	(129)
Transfers between Divisions (including fixed account), net	-	2	-	8
Increase (decrease) in net assets derived from principal transactions	39	1,265	(1,441)	7,199
Total increase (decrease) in net assets	111	1,903	(1,401)	8,036
Net assets at December 31, 2006	$ 386	$ 5,024	$ -	$ 12,705

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Mutual Shares Securities Fund - Class 2	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio
Net assets at January 1, 2005	$ -	$ 927	$ 1,273	$ 1,202
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(16)	(95)	(72)
Total realized gain (loss) on investments				
and capital gains distributions	-	58	12	9
Net unrealized appreciation (depreciation)				
of investments	-	29	996	385
Net increase (decrease) in net assets from operations	-	71	913	322
Changes from principal transactions:				
Premiums	-	571	8,378	7,848
Surrenders and withdrawals	-	(69)	249	206
Death benefits	-	(23)	(9)	(9)
Transfers between Divisions				
(including fixed account), net	-	-	3	5
Increase (decrease) in net assets derived from				
principal transactions	-	479	8,621	8,050
Total increase (decrease) in net assets	-	550	9,534	8,372
Net assets at December 31, 2005	-	1,477	10,807	9,574
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(34)	(340)	(202)
Total realized gain (loss) on investments				
and capital gains distributions	3	441	312	200
Net unrealized appreciation (depreciation)				
of investments	50	(397)	1,456	1,736
Net increase (decrease) in net assets from operations	50	10	1,428	1,734
Changes from principal transactions:				
Premiums	636	1,011	13,138	9,365
Surrenders and withdrawals	334	(39)	531	(871)
Death benefits	-	(76)	(17)	(9)
Transfers between Divisions				
(including fixed account), net	-	5	21	37
Increase (decrease) in net assets derived from				
principal transactions	970	901	13,673	8,522
Total increase (decrease) in net assets	1,020	911	15,101	10,256
Net assets at December 31, 2006	$ 1,020	$ 2,388	$ 25,908	$ 19,830

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING American Funds International Portfolio	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING Capital Guardian Small/Mid Cap Portfolio - Service Class
Net assets at January 1, 2005	$ 571	$ -	$ -	$ 2,302
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(36)	(1)	(1)	(29)
Total realized gain (loss) on investments and capital gains distributions	13	-	-	(190)
Net unrealized appreciation (depreciation) of investments	711	16	5	160
Net increase (decrease) in net assets from operations	688	15	4	(59)
Changes from principal transactions:				
Premiums	4,106	65	135	290
Surrenders and withdrawals	83	188	12	(167)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	10	(1)	1	-
Increase (decrease) in net assets derived from principal transactions	4,199	252	148	123
Total increase (decrease) in net assets	4,887	267	152	64
Net assets at December 31, 2005	5,458	267	152	2,366
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(122)	(8)	(3)	(26)
Total realized gain (loss) on investments and capital gains distributions	209	34	14	68
Net unrealized appreciation (depreciation) of investments	1,244	1	22	188
Net increase (decrease) in net assets from operations	1,331	27	33	230
Changes from principal transactions:				
Premiums	6,113	233	210	77
Surrenders and withdrawals	(135)	(2)	15	(310)
Death benefits	(13)	(3)	-	(156)
Transfers between Divisions (including fixed account), net	15	-	-	-
Increase (decrease) in net assets derived from principal transactions	5,980	228	225	(389)
Total increase (decrease) in net assets	7,311	255	258	(159)
Net assets at December 31, 2006	$ 12,769	$ 522	$ 410	$ 2,207

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Capital Guardian U.S. Equities Portfolio - Service Class	ING Eagle Asset Capital Appreciation Portfolio - Service Class	ING EquitiesPlus Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class
Net assets at January 1, 2005	$ 605	$ 442	$ -	$ 86
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(2)	-	(11)
Total realized gain (loss) on investments and capital gains distributions	47	30	-	43
Net unrealized appreciation (depreciation) of investments	(12)	(33)	-	40
Net increase (decrease) in net assets from operations	29	(5)	-	72
Changes from principal transactions:				
Premiums	99	291	-	1,018
Surrenders and withdrawals	(75)	(66)	-	147
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	1	-	-	1
Increase (decrease) in net assets derived from principal transactions	25	225	-	1,165
Total increase (decrease) in net assets	54	220	-	1,238
Net assets at December 31, 2005	659	662	-	1,324
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	3	(1)	(41)
Total realized gain (loss) on investments and capital gains distributions	100	127	2	63
Net unrealized appreciation (depreciation) of investments	(30)	(34)	12	246
Net increase (decrease) in net assets from operations	61	96	13	268
Changes from principal transactions:				
Premiums	252	43	39	1,563
Surrenders and withdrawals	(134)	(801)	113	(236)
Death benefits	(6)	-	-	(22)
Transfers between Divisions (including fixed account), net	-	-	-	(1)
Increase (decrease) in net assets derived from principal transactions	112	(758)	152	1,304
Total increase (decrease) in net assets	173	(662)	165	1,572
Net assets at December 31, 2006	$ 832	$ -	$ 165	$ 2,896

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Large Cap Growth Portfolio - Service Class	ING FMR[SM] Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ 168	$ -	$ 2,249
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(11)	(2)	(30)
Total realized gain (loss) on investments and capital gains distributions	3	59	1	(120)
Net unrealized appreciation (depreciation) of investments	2	47	10	181
Net increase (decrease) in net assets from operations	5	95	9	31
Changes from principal transactions:				
Premiums	47	1,191	25	69
Surrenders and withdrawals	25	497	386	(158)
Death benefits	-	-	-	(4)
Transfers between Divisions (including fixed account), net	-	1	-	(1)
Increase (decrease) in net assets derived from principal transactions	72	1,689	411	(94)
Total increase (decrease) in net assets	77	1,784	420	(63)
Net assets at December 31, 2005	77	1,952	420	2,186
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(82)	(7)	(34)
Total realized gain (loss) on investments and capital gains distributions	7	383	5	(180)
Net unrealized appreciation (depreciation) of investments	2	(5)	(1)	319
Net increase (decrease) in net assets from operations	7	296	(3)	105
Changes from principal transactions:				
Premiums	(1)	2,822	-	385
Surrenders and withdrawals	10	66	194	416
Death benefits	(11)	(4)	-	(56)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(2)	2,884	194	745
Total increase (decrease) in net assets	5	3,180	191	850
Net assets at December 31, 2006	$ 82	$ 5,132	$ 611	$ 3,036

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Global Real Estate Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Global Technology Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ 110	$ 13
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(5)	-
Total realized gain (loss) on investments and capital gains distributions	-	-	53	3
Net unrealized appreciation (depreciation) of investments	-	-	42	(2)
Net increase (decrease) in net assets from operations	-	-	90	1
Changes from principal transactions:				
Premiums	-	-	628	100
Surrenders and withdrawals	-	-	67	(1)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	(1)	(1)
Increase (decrease) in net assets derived from principal transactions	-	-	694	98
Total increase (decrease) in net assets	-	-	784	99
Net assets at December 31, 2005	-	-	894	112
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	15	(32)	(4)
Total realized gain (loss) on investments and capital gains distributions	2	17	267	21
Net unrealized appreciation (depreciation) of investments	145	292	19	2
Net increase (decrease) in net assets from operations	132	324	254	19
Changes from principal transactions:				
Premiums	2,277	747	1,466	111
Surrenders and withdrawals	382	946	482	(26)
Death benefits	-	-	-	(55)
Transfers between Divisions (including fixed account), net	18	-	2	-
Increase (decrease) in net assets derived from principal transactions	2,677	1,693	1,950	30
Total increase (decrease) in net assets	2,809	2,017	2,204	49
Net assets at December 31, 2006	$ 2,809	$ 2,017	$ 3,098	$ 161

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING International Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2005	$ 208	$ 57	$ 335	$ 177
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(2)	(9)	(23)
Total realized gain (loss) on investments and capital gains distributions	10	1	36	120
Net unrealized appreciation (depreciation) of investments	6	32	149	(27)
Net increase (decrease) in net assets from operations	18	31	176	70
Changes from principal transactions:				
Premiums	-	162	542	2,186
Surrenders and withdrawals	-	23	93	84
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	(1)	2	1
Increase (decrease) in net assets derived from principal transactions	-	184	637	2,271
Total increase (decrease) in net assets	18	215	813	2,341
Net assets at December 31, 2005	226	272	1,148	2,518
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(6)	(54)	(95)
Total realized gain (loss) on investments and capital gains distributions	34	44	332	187
Net unrealized appreciation (depreciation) of investments	10	52	757	457
Net increase (decrease) in net assets from operations	45	90	1,035	549
Changes from principal transactions:				
Premiums	-	415	2,794	3,158
Surrenders and withdrawals	(3)	(21)	715	(247)
Death benefits	-	-	(38)	-
Transfers between Divisions (including fixed account), net	-	-	1	-
Increase (decrease) in net assets derived from principal transactions	(3)	394	3,472	2,911
Total increase (decrease) in net assets	42	484	4,507	3,460
Net assets at December 31, 2006	$ 268	$ 756	$ 5,655	$ 5,978

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Partners All Cap Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ 232	$ 1,083	$ 419
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	(15)	(12)	(23)
Total realized gain (loss) on investments				
and capital gains distributions	1	147	16	14
Net unrealized appreciation (depreciation)				
of investments	41	25	33	150
Net increase (decrease) in net assets from operations	34	157	37	141
Changes from principal transactions:				
Premiums	310	1,610	461	2,183
Surrenders and withdrawals	1,426	81	(94)	83
Death benefits	-	-	(8)	-
Transfers between Divisions				
(including fixed account), net	-	3	17	206
Increase (decrease) in net assets derived from				
principal transactions	1,736	1,694	376	2,472
Total increase (decrease) in net assets	1,770	1,851	413	2,613
Net assets at December 31, 2005	1,770	2,083	1,496	3,032
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	(79)	(16)	(96)
Total realized gain (loss) on investments				
and capital gains distributions	75	71	58	121
Net unrealized appreciation (depreciation)				
of investments	203	962	237	348
Net increase (decrease) in net assets from operations	257	954	279	373
Changes from principal transactions:				
Premiums	510	2,428	314	3,536
Surrenders and withdrawals	(860)	887	345	(527)
Death benefits	-	(13)	-	(40)
Transfers between Divisions				
(including fixed account), net	-	40	6	75
Increase (decrease) in net assets derived from				
principal transactions	(350)	3,342	665	3,044
Total increase (decrease) in net assets	(93)	4,296	944	3,417
Net assets at December 31, 2006	$ 1,677	$ 6,379	$ 2,440	$ 6,449

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class
Net assets at January 1, 2005	$ 354	$ 51	$ 785	$ 67
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(31)	(63)	(69)	(31)
Total realized gain (loss) on investments				
and capital gains distributions	13	21	32	16
Net unrealized appreciation (depreciation)				
of investments	236	491	493	223
Net increase (decrease) in net assets from operations	218	449	456	208
Changes from principal transactions:				
Premiums	4,743	9,661	9,541	5,869
Surrenders and withdrawals	(11)	(82)	1,154	71
Death benefits	-	-	-	-
Transfers between Divisions				
(including fixed account), net	13	86	774	94
Increase (decrease) in net assets derived from				
principal transactions	4,745	9,665	11,469	6,034
Total increase (decrease) in net assets	4,963	10,114	11,925	6,242
Net assets at December 31, 2005	5,317	10,165	12,710	6,309
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(206)	(344)	(275)	(79)
Total realized gain (loss) on investments				
and capital gains distributions	308	484	471	225
Net unrealized appreciation (depreciation)				
of investments	1,574	2,669	2,575	832
Net increase (decrease) in net assets from operations	1,676	2,809	2,771	978
Changes from principal transactions:				
Premiums	10,225	21,431	21,101	6,406
Surrenders and withdrawals	339	481	1,143	892
Death benefits	(137)	(42)	(69)	-
Transfers between Divisions				
(including fixed account), net	14	129	99	1
Increase (decrease) in net assets derived from				
principal transactions	10,441	21,999	22,274	7,299
Total increase (decrease) in net assets	12,117	24,808	25,045	8,277
Net assets at December 31, 2006	$ 17,434	$ 34,973	$ 37,755	$ 14,586

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING MarketPro Portfolio - Service Class
Net assets at January 1, 2005	$ 1,191	$ 1,254	$ 187	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	(26)	-	-
Total realized gain (loss) on investments and capital gains distributions	(13)	-	33	-
Net unrealized appreciation (depreciation) of investments	(24)	-	(23)	-
Net increase (decrease) in net assets from operations	2	(26)	10	-
Changes from principal transactions:				
Premiums	12	6,794	68	-
Surrenders and withdrawals	(264)	(3,904)	(64)	-
Death benefits	-	(27)	-	-
Transfers between Divisions (including fixed account), net	-	1	-	-
Increase (decrease) in net assets derived from principal transactions	(252)	2,864	4	-
Total increase (decrease) in net assets	(250)	2,838	14	-
Net assets at December 31, 2005	941	4,092	201	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	(24)	(3)	(1)
Total realized gain (loss) on investments and capital gains distributions	(15)	-	37	-
Net unrealized appreciation (depreciation) of investments	17	-	13	10
Net increase (decrease) in net assets from operations	19	(24)	47	9
Changes from principal transactions:				
Premiums	12	14,685	211	262
Surrenders and withdrawals	(205)	(11,685)	-	(1)
Death benefits	(13)	(22)	-	-
Transfers between Divisions (including fixed account), net	-	4	-	-
Increase (decrease) in net assets derived from principal transactions	(206)	2,982	211	261
Total increase (decrease) in net assets	(187)	2,958	258	270
Net assets at December 31, 2006	$ 754	$ 7,050	$ 459	$ 270

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2005	$ 4,504	$ -	$ 4,707	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(73)	(6)	34	2
Total realized gain (loss) on investments and capital gains distributions	(248)	23	256	21
Net unrealized appreciation (depreciation) of investments	706	165	(190)	(11)
Net increase (decrease) in net assets from operations	385	182	100	12
Changes from principal transactions:				
Premiums	1,370	1,138	3,632	501
Surrenders and withdrawals	(261)	497	(141)	474
Death benefits	(27)	-	(40)	-
Transfers between Divisions (including fixed account), net	-	-	12	1
Increase (decrease) in net assets derived from principal transactions	1,082	1,635	3,463	976
Total increase (decrease) in net assets	1,467	1,817	3,563	988
Net assets at December 31, 2005	5,971	1,817	8,270	988
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(109)	(58)	48	(35)
Total realized gain (loss) on investments and capital gains distributions	(1,066)	70	557	40
Net unrealized appreciation (depreciation) of investments	1,393	535	310	557
Net increase (decrease) in net assets from operations	218	547	915	562
Changes from principal transactions:				
Premiums	1,391	1,116	2,234	1,617
Surrenders and withdrawals	(179)	(41)	(813)	322
Death benefits	(244)	(27)	(70)	(11)
Transfers between Divisions (including fixed account), net	27	5	8	14
Increase (decrease) in net assets derived from principal transactions	995	1,053	1,359	1,942
Total increase (decrease) in net assets	1,213	1,600	2,274	2,504
Net assets at December 31, 2006	$ 7,184	$ 3,417	$ 10,544	$ 3,492

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO Core Bond Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class
Net assets at January 1, 2005	$ 2,350	$ 1,456	$ 1,016	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	47	92	-
Total realized gain (loss) on investments and capital gains distributions	(82)	38	9	-
Net unrealized appreciation (depreciation) of investments	203	(73)	(46)	2
Net increase (decrease) in net assets from operations	107	12	55	2
Changes from principal transactions:				
Premiums	633	3,014	1,464	30
Surrenders and withdrawals	(298)	(206)	(5)	45
Death benefits	(3)	(25)	(23)	-
Transfers between Divisions (including fixed account), net	(1)	56	11	-
Increase (decrease) in net assets derived from principal transactions	331	2,839	1,447	75
Total increase (decrease) in net assets	438	2,851	1,502	77
Net assets at December 31, 2005	2,788	4,307	2,518	77
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	32	153	(1)
Total realized gain (loss) on investments and capital gains distributions	(166)	(9)	34	5
Net unrealized appreciation (depreciation) of investments	725	121	49	9
Net increase (decrease) in net assets from operations	532	144	236	13
Changes from principal transactions:				
Premiums	1,551	2,350	1,693	51
Surrenders and withdrawals	696	(279)	(83)	(11)
Death benefits	(127)	(29)	(44)	-
Transfers between Divisions (including fixed account), net	4	32	11	-
Increase (decrease) in net assets derived from principal transactions	2,124	2,074	1,577	40
Total increase (decrease) in net assets	2,656	2,218	1,813	53
Net assets at December 31, 2006	$ 5,444	$ 6,525	$ 4,331	$ 130

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ 869	$ 1,336	$ 1,045
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	(9)	(16)	(7)
Total realized gain (loss) on investments				
and capital gains distributions	1	80	78	(36)
Net unrealized appreciation (depreciation)				
of investments	33	22	19	130
Net increase (decrease) in net assets from operations	24	93	81	87
Changes from principal transactions:				
Premiums	1,365	1,654	2,857	58
Surrenders and withdrawals	84	218	129	(36)
Death benefits	-	-	(31)	(14)
Transfers between Divisions				
(including fixed account), net	-	-	10	(1)
Increase (decrease) in net assets derived from				
principal transactions	1,449	1,872	2,965	7
Total increase (decrease) in net assets	1,473	1,965	3,046	94
Net assets at December 31, 2005	1,473	2,834	4,382	1,139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(43)	(43)	(35)	(16)
Total realized gain (loss) on investments				
and capital gains distributions	38	489	396	191
Net unrealized appreciation (depreciation)				
of investments	302	396	549	289
Net increase (decrease) in net assets from operations	297	842	910	464
Changes from principal transactions:				
Premiums	1,441	5,222	2,524	2,042
Surrenders and withdrawals	620	1,319	(573)	121
Death benefits	(4)	(78)	(80)	-
Transfers between Divisions				
(including fixed account), net	9	31	20	5
Increase (decrease) in net assets derived from				
principal transactions	2,066	6,494	1,891	2,168
Total increase (decrease) in net assets	2,363	7,336	2,801	2,632
Net assets at December 31, 2006	$ 3,836	$ 10,170	$ 7,183	$ 3,771

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Service Class	ING Van Kampen Global Franchise Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class
Net assets at January 1, 2005	$ 271	$ -	$ -	$ 1,502
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	(2)	(8)
Total realized gain (loss) on investments and capital gains distributions	1	2	-	-
Net unrealized appreciation (depreciation) of investments	25	12	14	142
Net increase (decrease) in net assets from operations	26	13	12	134
Changes from principal transactions:				
Premiums	237	167	402	274
Surrenders and withdrawals	26	36	15	118
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	1	-	(2)
Increase (decrease) in net assets derived from principal transactions	263	204	417	390
Total increase (decrease) in net assets	289	217	429	524
Net assets at December 31, 2005	560	217	429	2,026
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(5)	(5)	(11)
Total realized gain (loss) on investments and capital gains distributions	17	16	58	241
Net unrealized appreciation (depreciation) of investments	38	1	98	94
Net increase (decrease) in net assets from operations	53	12	151	324
Changes from principal transactions:				
Premiums	2	144	779	439
Surrenders and withdrawals	26	41	223	(346)
Death benefits	(2)	-	(20)	-
Transfers between Divisions (including fixed account), net	-	-	5	-
Increase (decrease) in net assets derived from principal transactions	26	185	987	93
Total increase (decrease) in net assets	79	197	1,138	417
Net assets at December 31, 2006	$ 639	$ 414	$ 1,567	$ 2,443

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Van Kampen Real Estate Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net assets at January 1, 2005	$ 670	$ -	$ 935	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	-	(7)	-
Total realized gain (loss) on investments and capital gains distributions	224	-	(30)	-
Net unrealized appreciation (depreciation) of investments	25	-	78	-
Net increase (decrease) in net assets from operations	241	-	41	-
Changes from principal transactions:				
Premiums	1,456	-	69	-
Surrenders and withdrawals	(284)	-	(50)	-
Death benefits	-	-	(12)	-
Transfers between Divisions (including fixed account), net	7	-	-	-
Increase (decrease) in net assets derived from principal transactions	1,179	-	7	-
Total increase (decrease) in net assets	1,420	-	48	-
Net assets at December 31, 2005	2,090	-	983	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	-	(15)	(2)
Total realized gain (loss) on investments and capital gains distributions	486	8	(18)	8
Net unrealized appreciation (depreciation) of investments	523	41	248	17
Net increase (decrease) in net assets from operations	979	49	215	23
Changes from principal transactions:				
Premiums	2,190	306	990	299
Surrenders and withdrawals	(182)	57	108	16
Death benefits	(115)	-	(17)	-
Transfers between Divisions (including fixed account), net	4	-	-	-
Increase (decrease) in net assets derived from principal transactions	1,897	363	1,081	315
Total increase (decrease) in net assets	2,876	412	1,296	338
Net assets at December 31, 2006	$ 4,966	$ 412	$ 2,279	$ 338

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class	ING Fundamental Research Portfolio - Initial Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	13	-	-	-
Net increase (decrease) in net assets from operations	9	-	-	-
Changes from principal transactions:				
Premiums	709	-	-	-
Surrenders and withdrawals	75	-	11	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	784	-	11	-
Total increase (decrease) in net assets	793	-	11	-
Net assets at December 31, 2005	793	-	11	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(46)	(5)	(15)	(17)
Total realized gain (loss) on investments and capital gains distributions	57	(1)	58	12
Net unrealized appreciation (depreciation) of investments	330	54	99	83
Net increase (decrease) in net assets from operations	341	48	142	78
Changes from principal transactions:				
Premiums	2,613	747	1,461	2
Surrenders and withdrawals	240	73	812	2,288
Death benefits	-	(2)	-	(27)
Transfers between Divisions (including fixed account), net	21	(1)	14	-
Increase (decrease) in net assets derived from principal transactions	2,874	817	2,287	2,263
Total increase (decrease) in net assets	3,215	865	2,429	2,341
Net assets at December 31, 2006	$ 4,008	$ 865	$ 2,440	$ 2,341

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Fundamental Research Portfolio - Service Class	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ 46	$ 436	$ 93
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(5)	(12)	(6)
Total realized gain (loss) on investments				
and capital gains distributions	-	3	96	1
Net unrealized appreciation (depreciation)				
of investments	1	68	(23)	51
Net increase (decrease) in net assets from operations	1	66	61	46
Changes from principal transactions:				
Premiums	22	664	399	584
Surrenders and withdrawals	4	60	24	55
Death benefits	-	-	-	-
Transfers between Divisions				
(including fixed account), net	(1)	6	-	(1)
Increase (decrease) in net assets derived from				
principal transactions	25	730	423	638
Total increase (decrease) in net assets	26	796	484	684
Net assets at December 31, 2005	26	842	920	777
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(22)	(18)	(20)
Total realized gain (loss) on investments				
and capital gains distributions	1	17	20	40
Net unrealized appreciation (depreciation)				
of investments	-	240	126	56
Net increase (decrease) in net assets from operations	1	235	128	76
Changes from principal transactions:				
Premiums	-	777	-	431
Surrenders and withdrawals	(22)	443	(35)	(137)
Death benefits	-	(7)	(30)	(18)
Transfers between Divisions				
(including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from				
principal transactions	(22)	1,213	(65)	276
Total increase (decrease) in net assets	(21)	1,448	63	352
Net assets at December 31, 2006	$ 5	$ 2,290	$ 983	$ 1,129

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ -	$ -	$ 80
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(1)	1
Total realized gain (loss) on investments and capital gains distributions	-	-	9	44
Net unrealized appreciation (depreciation) of investments	-	-	35	103
Net increase (decrease) in net assets from operations	-	-	43	148
Changes from principal transactions:				
Premiums	-	-	5	2,172
Surrenders and withdrawals	-	-	219	29
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	1	3
Increase (decrease) in net assets derived from principal transactions	-	-	225	2,204
Total increase (decrease) in net assets	-	-	268	2,352
Net assets at December 31, 2005	-	-	268	2,432
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(5)	(116)
Total realized gain (loss) on investments and capital gains distributions	-	-	10	55
Net unrealized appreciation (depreciation) of investments	1	2	33	886
Net increase (decrease) in net assets from operations	-	2	38	825
Changes from principal transactions:				
Premiums	87	45	-	3,493
Surrenders and withdrawals	730	-	(41)	1,541
Death benefits	-	-	-	(127)
Transfers between Divisions (including fixed account), net	-	-	-	29
Increase (decrease) in net assets derived from principal transactions	817	45	(41)	4,936
Total increase (decrease) in net assets	817	47	(3)	5,761
Net assets at December 31, 2006	$ 817	$ 47	$ 265	$ 8,193

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class
Net assets at January 1, 2005	$ -	$ 17	$ 71	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(4)	-
Total realized gain (loss) on investments and capital gains distributions	-	-	4	-
Net unrealized appreciation (depreciation) of investments	-	-	25	-
Net increase (decrease) in net assets from operations	-	-	25	-
Changes from principal transactions:				
Premiums	-	7	317	-
Surrenders and withdrawals	-	(1)	(38)	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	1	5	-
Increase (decrease) in net assets derived from principal transactions	-	7	284	-
Total increase (decrease) in net assets	-	7	309	-
Net assets at December 31, 2005	-	24	380	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	-	(5)	-
Total realized gain (loss) on investments and capital gains distributions	1	3	4	-
Net unrealized appreciation (depreciation) of investments	44	-	62	1
Net increase (decrease) in net assets from operations	48	3	61	1
Changes from principal transactions:				
Premiums	388	-	163	6
Surrenders and withdrawals	30	(15)	(23)	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	418	(15)	140	6
Total increase (decrease) in net assets	466	(12)	201	7
Net assets at December 31, 2006	$ 466	$ 12	$ 581	$ 7

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2
Net assets at January 1, 2005	$ 264	$ -	$ 4,629	$ 8,050
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	(1)	4	45
Total realized gain (loss) on investments and capital gains distributions	47	-	189	190
Net unrealized appreciation (depreciation) of investments	32	10	(234)	(329)
Net increase (decrease) in net assets from operations	64	9	(41)	(94)
Changes from principal transactions:				
Premiums	1,896	341	(7)	-
Surrenders and withdrawals	46	27	(740)	(1,674)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	3	-	(1)	(1)
Increase (decrease) in net assets derived from principal transactions	1,945	368	(748)	(1,675)
Total increase (decrease) in net assets	2,009	377	(789)	(1,769)
Net assets at December 31, 2005	2,273	377	3,840	6,281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(39)	(1)	11	34
Total realized gain (loss) on investments and capital gains distributions	189	25	74	60
Net unrealized appreciation (depreciation) of investments	258	25	107	147
Net increase (decrease) in net assets from operations	408	49	192	241
Changes from principal transactions:				
Premiums	1,090	151	(2)	(3)
Surrenders and withdrawals	(90)	(35)	(439)	(999)
Death benefits	(9)	-	(49)	-
Transfers between Divisions (including fixed account), net	24	-	-	-
Increase (decrease) in net assets derived from principal transactions	1,015	116	(490)	(1,002)
Total increase (decrease) in net assets	1,423	165	(298)	(761)
Net assets at December 31, 2006	$ 3,696	$ 542	$ 3,542	$ 5,520

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6
Net assets at January 1, 2005	$ 6,647	$ 5,714	$ 6,705	$ 5,285
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	(20)	(72)	(81)
Total realized gain (loss) on investments				
and capital gains distributions	10	81	186	19
Net unrealized appreciation (depreciation)				
of investments	(88)	(107)	(96)	78
Net increase (decrease) in net assets from operations	(92)	(46)	18	16
Changes from principal transactions:				
Premiums	(4)	(62)	(6)	(14)
Surrenders and withdrawals	(869)	(977)	(1,696)	(854)
Death benefits	(98)	(244)	-	(363)
Transfers between Divisions				
(including fixed account), net	(1)	(1)	(1)	(6)
Increase (decrease) in net assets derived from				
principal transactions	(972)	(1,284)	(1,703)	(1,237)
Total increase (decrease) in net assets	(1,064)	(1,330)	(1,685)	(1,221)
Net assets at December 31, 2005	5,583	4,384	5,020	4,064
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	28	(12)	(1)
Total realized gain (loss) on investments				
and capital gains distributions	19	119	264	170
Net unrealized appreciation (depreciation)				
of investments	122	47	93	50
Net increase (decrease) in net assets from operations	157	194	345	219
Changes from principal transactions:				
Premiums	(6)	2	(1)	-
Surrenders and withdrawals	(2,382)	(1,039)	(1,489)	(2,421)
Death benefits	(337)	(270)	-	-
Transfers between Divisions				
(including fixed account), net	-	-	10	-
Increase (decrease) in net assets derived from				
principal transactions	(2,725)	(1,307)	(1,480)	(2,421)
Total increase (decrease) in net assets	(2,568)	(1,113)	(1,135)	(2,202)
Net assets at December 31, 2006	$ 3,015	$ 3,271	$ 3,885	$ 1,862

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net assets at January 1, 2005	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(126)	(39)	(12)	(4)
Total realized gain (loss) on investments and capital gains distributions	13	3	-	-
Net unrealized appreciation (depreciation) of investments	122	50	-	(16)
Net increase (decrease) in net assets from operations	9	14	(12)	(20)
Changes from principal transactions:				
Premiums	71	1	87	96
Surrenders and withdrawals	2,377	403	118	1,360
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	4,112	2,528	1,364	1,386
Increase (decrease) in net assets derived from principal transactions	6,560	2,932	1,569	2,842
Total increase (decrease) in net assets	6,569	2,946	1,557	2,822
Net assets at December 31, 2005	6,569	2,946	1,557	2,822
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(11)	(8)	(23)
Total realized gain (loss) on investments and capital gains distributions	145	103	33	52
Net unrealized appreciation (depreciation) of investments	194	11	30	92
Net increase (decrease) in net assets from operations	334	103	55	121
Changes from principal transactions:				
Premiums	-	-	-	-
Surrenders and withdrawals	(3,321)	(2,369)	(1,231)	(1,940)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	(6)
Increase (decrease) in net assets derived from principal transactions	(3,321)	(2,369)	(1,231)	(1,946)
Total increase (decrease) in net assets	(2,987)	(2,266)	(1,176)	(1,825)
Net assets at December 31, 2006	$ 3,582	$ 680	$ 381	$ 997

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING VP Global Equity Dividend Portfolio
Net assets at January 1, 2005	$ -	$ -	$ -	$ 40
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	3
Total realized gain (loss) on investments and capital gains distributions	-	-	-	(1)
Net unrealized appreciation (depreciation) of investments	-	-	-	9
Net increase (decrease) in net assets from operations	-	-	-	11
Changes from principal transactions:				
Premiums	-	-	-	214
Surrenders and withdrawals	-	-	-	4
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	(1)
Increase (decrease) in net assets derived from principal transactions	-	-	-	217
Total increase (decrease) in net assets	-	-	-	228
Net assets at December 31, 2005	-	-	-	268
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(166)	(23)	(18)	6
Total realized gain (loss) on investments and capital gains distributions	312	86	-	6
Net unrealized appreciation (depreciation) of investments	344	128	(27)	63
Net increase (decrease) in net assets from operations	490	191	(45)	75
Changes from principal transactions:				
Premiums	(1)	-	-	37
Surrenders and withdrawals	4,569	(209)	7,859	(4)
Death benefits	(393)	-	-	-
Transfers between Divisions (including fixed account), net	691	1,189	1,740	-
Increase (decrease) in net assets derived from principal transactions	4,866	980	9,599	33
Total increase (decrease) in net assets	5,356	1,171	9,554	108
Net assets at December 31, 2006	$ 5,356	$ 1,171	$ 9,554	$ 376

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S	ING VP Value Opportunity Portfolio - Class S
Net assets at January 1, 2005	$ 570	$ 754	$ 817	$ 36
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	(27)	(30)	-
Total realized gain (loss) on investments				
and capital gains distributions	19	150	125	3
Net unrealized appreciation (depreciation)				
of investments	82	85	25	1
Net increase (decrease) in net assets from operations	88	208	120	4
Changes from principal transactions:				
Premiums	2,410	2,728	2,730	36
Surrenders and withdrawals	309	240	131	72
Death benefits	(12)	(9)	(9)	-
Transfers between Divisions				
(including fixed account), net	5	12	20	-
Increase (decrease) in net assets derived from				
principal transactions	2,712	2,971	2,872	108
Total increase (decrease) in net assets	2,800	3,179	2,992	112
Net assets at December 31, 2005	3,370	3,933	3,809	148
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	(88)	(95)	-
Total realized gain (loss) on investments				
and capital gains distributions	85	390	325	2
Net unrealized appreciation (depreciation)				
of investments	355	41	251	18
Net increase (decrease) in net assets from operations	399	343	481	20
Changes from principal transactions:				
Premiums	875	1,762	1,519	1
Surrenders and withdrawals	(575)	(89)	(348)	(11)
Death benefits	(18)	(25)	(68)	-
Transfers between Divisions				
(including fixed account), net	-	24	2	-
Increase (decrease) in net assets derived from				
principal transactions	282	1,672	1,105	(10)
Total increase (decrease) in net assets	681	2,015	1,586	10
Net assets at December 31, 2006	$ 4,051	$ 5,948	$ 5,395	$ 158

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Convertible Portfolio - Class S	ING VP Financial Services Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Net assets at January 1, 2005	$ 217	$ 44	$ 59	$ 22
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	-	(1)	(1)
Total realized gain (loss) on investments and capital gains distributions	1	4	2	-
Net unrealized appreciation (depreciation) of investments	(2)	16	3	11
Net increase (decrease) in net assets from operations	1	20	4	10
Changes from principal transactions:				
Premiums	83	257	-	138
Surrenders and withdrawals	3	67	(21)	71
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	5	(1)	1	-
Increase (decrease) in net assets derived from principal transactions	91	323	(20)	209
Total increase (decrease) in net assets	92	343	(16)	219
Net assets at December 31, 2005	309	387	43	241
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(4)	(1)	(8)
Total realized gain (loss) on investments and capital gains distributions	18	58	-	17
Net unrealized appreciation (depreciation) of investments	(3)	47	3	31
Net increase (decrease) in net assets from operations	16	101	2	40
Changes from principal transactions:				
Premiums	-	306	-	259
Surrenders and withdrawals	(323)	343	-	(12)
Death benefits	(2)	(70)	-	-
Transfers between Divisions (including fixed account), net	-	-	-	6
Increase (decrease) in net assets derived from principal transactions	(325)	579	-	253
Total increase (decrease) in net assets	(309)	680	2	293
Net assets at December 31, 2006	$ -	$ 1,067	$ 45	$ 534

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S	Legg Mason Partners Variable Lifestyle Balanced Portfolio	Legg Mason Partners Variable Lifestyle Growth Portfolio
Net assets at January 1, 2005	$ -	$ -	$ 3,579	$ 1,642
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	30	23	(2)
Total realized gain (loss) on investments and capital gains distributions	-	2	(5)	(38)
Net unrealized appreciation (depreciation) of investments	-	(31)	13	87
Net increase (decrease) in net assets from operations	-	1	31	47
Changes from principal transactions:				
Premiums	-	1,025	7	-
Surrenders and withdrawals	-	73	(591)	(308)
Death benefits	-	-	(3)	-
Transfers between Divisions (including fixed account), net	-	-	(2)	-
Increase (decrease) in net assets derived from principal transactions	-	1,098	(589)	(308)
Total increase (decrease) in net assets	-	1,099	(558)	(261)
Net assets at December 31, 2005	-	1,099	3,021	1,381
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	101	32	2
Total realized gain (loss) on investments and capital gains distributions	1	(12)	2	(84)
Net unrealized appreciation (depreciation) of investments	17	(11)	133	153
Net increase (decrease) in net assets from operations	14	78	167	71
Changes from principal transactions:				
Premiums	-	3,556	45	1
Surrenders and withdrawals	309	(893)	(612)	(451)
Death benefits	-	-	(76)	(28)
Transfers between Divisions (including fixed account), net	-	18	-	-
Increase (decrease) in net assets derived from principal transactions	309	2,681	(643)	(478)
Total increase (decrease) in net assets	323	2,759	(476)	(407)
Net assets at December 31, 2006	$ 323	$ 3,858	$ 2,545	$ 974

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Legg Mason Partners Variable Lifestyle High Growth Portfolio	Legg Mason Partners Variable Appreciation Portfolio	Legg Mason Partners Variable High Income Portfolio	Legg Mason Partners Variable International All Cap Growth Portfolio
Net assets at January 1, 2005	$ 777	$ 3,238	$ 221	$ 216
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	(21)	14	-
Total realized gain (loss) on investments				
and capital gains distributions	21	105	(2)	(1)
Net unrealized appreciation (depreciation)				
of investments	16	-	(9)	21
Net increase (decrease) in net assets from operations	29	84	3	20
Changes from principal transactions:				
Premiums	10	14	-	-
Surrenders and withdrawals	(139)	(527)	(9)	(26)
Death benefits	-	(10)	-	(1)
Transfers between Divisions				
(including fixed account), net	-	(2)	-	-
Increase (decrease) in net assets derived from				
principal transactions	(129)	(525)	(9)	(27)
Total increase (decrease) in net assets	(100)	(441)	(6)	(7)
Net assets at December 31, 2005	677	2,797	215	209
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(12)	13	1
Total realized gain (loss) on investments				
and capital gains distributions	13	398	(4)	4
Net unrealized appreciation (depreciation)				
of investments	27	(264)	9	41
Net increase (decrease) in net assets from operations	37	122	18	46
Changes from principal transactions:				
Premiums	-	1	-	-
Surrenders and withdrawals	(235)	(2,920)	(16)	(36)
Death benefits	(32)	-	-	-
Transfers between Divisions				
(including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from				
principal transactions	(267)	(2,919)	(16)	(36)
Total increase (decrease) in net assets	(230)	(2,797)	2	10
Net assets at December 31, 2006	$ 447	$ -	$ 217	$ 219

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Legg Mason Partners Variable Large Cap Value Portfolio	Legg Mason Partners Variable Money Market Portfolio	Colonial Small Cap Value Fund, Variable Series - Class B	PIMCO StocksPLUS® Growth and Income Portfolio - Administrative Class
Net assets at January 1, 2005	$ 1,048	$ 163	$ -	$ 167
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(2)	(4)	1
Total realized gain (loss) on investments				
and capital gains distributions	(25)	-	-	(5)
Net unrealized appreciation (depreciation)				
of investments	70	-	14	6
Net increase (decrease) in net assets from operations	43	(2)	10	2
Changes from principal transactions:				
Premiums	-	-	691	-
Surrenders and withdrawals	(289)	(16)	108	(31)
Death benefits	(13)	-	-	-
Transfers between Divisions				
(including fixed account), net	1	-	1	-
Increase (decrease) in net assets derived from				
principal transactions	(301)	(16)	800	(31)
Total increase (decrease) in net assets	(258)	(18)	810	(29)
Net assets at December 31, 2005	790	145	810	138
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	5	(22)	-
Total realized gain (loss) on investments				
and capital gains distributions	7	-	52	27
Net unrealized appreciation (depreciation)				
of investments	106	-	139	(20)
Net increase (decrease) in net assets from operations	110	5	169	7
Changes from principal transactions:				
Premiums	(1)	-	479	-
Surrenders and withdrawals	(212)	38	(61)	(145)
Death benefits	(24)	-	-	-
Transfers between Divisions				
(including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from				
principal transactions	(237)	38	418	(145)
Total increase (decrease) in net assets	(127)	43	587	(138)
Net assets at December 31, 2006	$ 663	$ 188	$ 1,397	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	Pioneer Small Cap Value VCT Portfolio - Class II	Pioneer Small Company VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30
Net assets at January 1, 2005	$ -	$ 139	$ 70	$ 235
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	(1)	(1)
Total realized gain (loss) on investments and capital gains distributions	-	19	6	(1)
Net unrealized appreciation (depreciation) of investments	-	(13)	(4)	(2)
Net increase (decrease) in net assets from operations	-	3	1	(4)
Changes from principal transactions:				
Premiums	-	42	48	52
Surrenders and withdrawals	-	(1)	(33)	(194)
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	1	-	-
Increase (decrease) in net assets derived from principal transactions	-	42	15	(142)
Total increase (decrease) in net assets	-	45	16	(146)
Net assets at December 31, 2005	-	184	86	89
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	6	(2)	(2)
Total realized gain (loss) on investments and capital gains distributions	6	5	6	4
Net unrealized appreciation (depreciation) of investments	10	1	6	14
Net increase (decrease) in net assets from operations	14	12	10	16
Changes from principal transactions:				
Premiums	-	-	13	28
Surrenders and withdrawals	191	(196)	1	(1)
Death benefits	-	-	(9)	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	191	(195)	5	27
Total increase (decrease) in net assets	205	(184)	15	43
Net assets at December 31, 2006	$ 205	$ -	$ 101	$ 132

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the years ended December 31, 2006 and 2005
(Dollars in thousands)

	ProFund VP Rising Rates Opportunity	ProFund VP Small-Cap	Putnam VT International Growth and Income Fund - Class IB Shares
Net assets at January 1, 2005	$ 133	$ 138	$ 11
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(4)	(2)	-
Total realized gain (loss) on investments			
and capital gains distributions	(15)	27	-
Net unrealized appreciation (depreciation)			
of investments	(1)	(18)	1
Net increase (decrease) in net assets from operations	(20)	7	1
Changes from principal transactions:			
Premiums	189	71	-
Surrenders and withdrawals	(9)	(2)	-
Death benefits	-	(20)	-
Transfers between Divisions			
(including fixed account), net	-	(1)	-
Increase (decrease) in net assets derived from			
principal transactions	180	48	-
Total increase (decrease) in net assets	160	55	1
Net assets at December 31, 2005	293	193	12
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	-	(5)	-
Total realized gain (loss) on investments			
and capital gains distributions	(2)	5	5
Net unrealized appreciation (depreciation)			
of investments	25	27	(3)
Net increase (decrease) in net assets from operations	23	27	2
Changes from principal transactions:			
Premiums	121	74	-
Surrenders and withdrawals	60	15	(14)
Death benefits	(2)	-	-
Transfers between Divisions			
(including fixed account), net	-	-	-
Increase (decrease) in net assets derived from			
principal transactions	179	89	(14)
Total increase (decrease) in net assets	202	116	(12)
Net assets at December 31, 2006	$ 495	$ 309	$ -

The accompanying notes are an integral part of these financial statements.

1.   Organization

ReliaStar Life Insurance Company of New York Separate Account NY-B (the "Account") was established by First Golden American Life Insurance Company of New York ("First Golden") to support the operations of variable annuity contracts ("Contracts"). The Account became a separate account of ReliaStar Life Insurance Company of New York ("RLNY" or the "Company") as a result of the merger of First Golden into RLNY effective April 1, 2002. RLNY is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

Operations of the Account commenced on May 19, 1997. The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. RLNY provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the RLNY fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be chargeable with liabilities arising out of any other business RLNY may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of RLNY. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of RLNY.

At December 31, 2006, the Account had, under ING GoldenSelect, ING SmartDesign, and Empire PrimElite Contracts, 112 investment divisions (the "Divisions"), 17 of which invest in independently managed mutual funds and 95 of which invest in mutual funds managed by an affiliate, either Directed Services, LLC or ING Investments, LLC. The assets in each Division are invested in shares of a designated Series ("Series," which may also be referred to as "Portfolio") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2006 and related Trusts are as follows:

AIM Variable Insurance Funds:
   AIM V.I. Leisure Fund - Series I Shares
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
   Mutual Shares Securities Fund - Class 2**
ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth
     Portfolio - Service Class
   ING American Funds Growth Portfolio
   ING American Funds Growth-Income Portfolio
   ING American Funds International Portfolio

ING Investors Trust (continued):
   ING BlackRock Large Cap Growth
     Portfolio - Service Class*
   ING BlackRock Large Cap Value
     Portfolio - Service Class*
   ING Capital Guardian Small/Mid Cap
     Portfolio - Service Class
   ING Capital Guardian U.S. Equities
     Portfolio - Service Class
   ING EquitiesPlus Portfolio - Service Class**
   ING Evergreen Health Sciences Portfolio - Service Class
   ING Evergreen Omega Portfolio - Service Class*
   ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
   ING FMR^{SM} Large Cap Growth Portfolio - Service Class*

ING Investors Trust (continued):
   ING FMR^{SM} Mid Cap Growth Portfolio - Service Class
   ING Franklin Income Portfolio - Service Class**
   ING Global Real Estate Portfolio - Service Class**
   ING Global Resources Portfolio - Service Class
   ING Global Technology Portfolio - Service Class
   ING International Portfolio - Service Class
   ING Janus Contrarian Portfolio - Service Class
   ING JPMorgan Emerging Markets Equity
     Portfolio - Service Class
   ING JPMorgan Small Cap Core Equity
     Portfolio - Service Class
   ING JPMorgan Value Opportunities
     Portfolio - Service Class*
   ING Julius Baer Foreign Portfolio - Service Class
   ING Legg Mason Partners All Cap
     Portfolio - Service Class
   ING Legg Mason Value Portfolio - Service Class
   ING LifeStyle Aggressive Growth
     Portfolio - Service Class
   ING LifeStyle Growth Portfolio - Service Class
   ING LifeStyle Moderate Growth
     Portfolio - Service Class
   ING LifeStyle Moderate Portfolio - Service Class
   ING Limited Maturity Bond Portfolio - Service Class
   ING Liquid Assets Portfolio - Service Class
   ING Lord Abbett Affiliated Portfolio - Service Class
   ING MarketPro Portfolio - Service Class**
   ING Marsico Growth Portfolio - Service Class
   ING Marsico International Opportunities
     Portfolio - Service Class*
   ING MFS Total Return Portfolio - Service Class
   ING MFS Utilities Portfolio - Service Class*
   ING Oppenheimer Main Street Portfolio® - Service Class
   ING PIMCO Core Bond Portfolio - Service Class
   ING PIMCO High Yield Portfolio - Service Class
   ING Pioneer Fund Portfolio - Service Class*
   ING Pioneer Mid Cap Value Portfolio - Service Class*
   ING T. Rowe Price Capital Appreciation
     Portfolio - Service Class
   ING T. Rowe Price Equity Income
     Portfolio - Service Class
   ING Templeton Global Growth Portfolio - Service Class
   ING UBS U.S. Allocation Portfolio - Service Class
   ING Van Kampen Equity Growth
     Portfolio - Service Class*
   ING Van Kampen Global Franchise
     Portfolio - Service Class*
   ING Van Kampen Growth and Income
     Portfolio - Service Class
   ING Van Kampen Real Estate Portfolio - Service Class
   ING VP Index Plus International Equity
     Portfolio - Service Class**
   ING Wells Fargo Mid Cap Disciplined
     Portfolio - Service Class
   ING Wells Fargo Small Cap Disciplined
     Portfolio - Service Class**

ING Partners, Inc.:
   ING Baron Small Cap Growth Portfolio - Service Class*
   ING Columbia Small Cap Value II
     Portfolio - Service Class**
   ING Davis Venture Value Portfolio - Service Class*
   ING Fundamental Research Portfolio - Initial Class**
   ING Fundamental Research Portfolio - Service Class*
   ING JPMorgan International Portfolio - Service Class
   ING JPMorgan Mid Cap Value Portfolio - Service Class
   ING Legg Mason Partners Aggressive Growth
     Portfolio - Service Class
   ING Neuberger Berman Partners
     Portfolio - Service Class**
   ING Neuberger Berman Regency
     Portfolio - Service Class**
   ING Oppenheimer Global Portfolio - Initial Class*
   ING Oppenheimer Global Portfolio - Service Class
   ING Templeton Foreign Equity
     Portfolio - Service Class**
   ING Thornburg Value Portfolio - Initial Class
   ING UBS U.S. Large Cap Equity
     Portfolio - Service Class
   ING UBS U.S. Small Cap Growth
     Portfolio - Service Class**
   ING Van Kampen Comstock Portfolio - Service Class
   ING Van Kampen Equity and Income
     Portfolio - Service Class*
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 1
   ING GET U.S. Core Portfolio - Series 2
   ING GET U.S. Core Portfolio - Series 3
   ING GET U.S. Core Portfolio - Series 4
   ING GET U.S. Core Portfolio - Series 5
   ING GET U.S. Core Portfolio - Series 6
   ING GET U.S. Core Portfolio - Series 7*
   ING GET U.S. Core Portfolio - Series 8*
   ING GET U.S. Core Portfolio - Series 9*
   ING GET U.S. Core Portfolio - Series 10*
   ING GET U.S. Core Portfolio - Series 11**
   ING GET U.S. Core Portfolio - Series 12**
   ING GET U.S. Core Portfolio - Series 13**
   ING VP Global Equity Dividend Portfolio
ING Variable Portfolios, Inc.:
   ING VP Index Plus LargeCap Portfolio - Class S
   ING VP Index Plus MidCap Portfolio - Class S
   ING VP Index Plus SmallCap Portfolio - Class S
   ING VP Value Opportunity Portfolio - Class S
ING Variable Products Trust:
   ING VP Financial Services Portfolio - Class S
   ING VP MidCap Opportunities Portfolio - Class S
   ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
   ING VP Balanced Portfolio - Class S**
ING VP Intermediate Bond Portfolio:
   ING VP Intermediate Bond Portfolio - Class S*

Legg Mason Partners Lifestyle Series, Inc.:
  Legg Mason Partners Variable Lifestyle Balanced
    Portfolio
  Legg Mason Partners Variable Lifestyle Growth Portfolio
  Legg Mason Partners Variable Lifestyle High Growth
    Portfolio
Legg Mason Partners Variable Portfolios III:
  Legg Mason Partners Variable High Income Portfolio
  Legg Mason Partners Variable International All Cap
    Growth Portfolio
  Legg Mason Partners Variable Large Cap Value
    Portfolio
  Legg Mason Partners Variable Money Market Portfolio

Liberty Variable Insurance Trust:
  Colonial Small Cap Value Fund, Variable
    Series - Class B*
Pioneer Variable Contracts Trust:
  Pioneer Small Cap Value VCT Portfolio - Class II**
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
  ProFund VP Small-Cap

*   Division was added in 2005
** Division was added in 2006

The names of certain Divisions and Trusts were changed during 2006. The following is a summary of current and former names for those Divisions and Trusts:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING BlackRock Large Cap Growth Portfolio - Service Class	ING Mercury Large Cap Growth Portfolio - Service Class
ING BlackRock Large Cap Value Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Service Class
ING FMR^{SM} Large Cap Growth Portfolio - Service Class	ING FMR^{SM} Earnings Growth Portfolio - Service Class
ING FMR^{SM} Mid Cap Growth Portfolio - Service Class	ING MFS Mid Cap Growth Portfolio - Service Class
ING Global Technology Portfolio - Service Class	ING Goldman Sachs Tollkeeper^{SM} Portfolio - Service Class
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JP Morgan Small Cap Equity Portfolio - Service Class
ING Legg Mason Partners All Cap Portfolio - Service Class	ING Salomon Brothers All Cap Portfolio - Service Class
ING Partners, Inc.:	ING Partners, Inc.:
ING JP Morgan International Portfolio - Service Class	ING JPMorgan Fleming International Portfolio - Service Class
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Service Class
ING Thornburg Value Portfolio - Initial Class	ING MFS Capital Opportunities Portfolio - Initial Class
Legg Mason Partners Lifestyle Series Inc.:	Smith Barney Allocation Series, Inc.:
Legg Mason Partners Variable Lifestyle Balanced Portfolio	Smith Barney Select Balanced
Legg Mason Partners Variable Lifestyle Growth Portfolio	Smith Barney Select Growth
Legg Mason Partners Variable Lifestyle High Growth Portfolio	Smith Barney Select High Growth
Legg Mason Partners Variable Portfolios II:	Greenwich Street Series Fund:
Legg Mason Partners Variable Appreciation Portfolio	Appreciation Portfolio
Legg Mason Partners Variable Portfolios III:	Travelers Series Fund, Inc.:
Legg Mason Partners Variable High Income Portfolio	Smith Barney High Income
Legg Mason Partners Variable International All Cap Growth Portfolio	Smith Barney International All Cap Growth
Legg Mason Partners Variable Large Cap Value Portfolio	Smith Barney Large Cap Value SB
Legg Mason Partners Variable Money Market Portfolio	Smith Barney Money Market SB

During 2006, the following Divisions were closed to contractowners:

Fidelity® Variable Insurance Products:
   Fidelity® VIP Growth Portfolio - Service Class 2
ING Investors Trust:
   ING Eagle Asset Capital Appreciation
     Portfolio - Service Class
ING Variable Products Trust:
   ING VP Convertible Portfolio - Class S
Legg Mason Partners Variable Portfolios II:
   Legg Mason Partners Variable Appreciation Portfolio

PIMCO Variable Insurance Trust:
   PIMCO StocksPLUS® Growth and Income
     Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
   Pioneer Small Company VCT Portfolio - Class II
Putnam Variable Trust:
   Putnam VT International Growth and Income
     Fund - Class IB Shares

The following Divisions were available to contractowners during 2006 but did not have any activity as of December 31, 2006:

ING GET U.S. Core Portfolio - Series 14
ING MarketStyle Growth Portfolio - Service Class
ING MarketStyle Moderate Growth Portfolio - Service Class
ING MarketStyle Moderate Portfolio - Service Class

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Portfolio and are recorded at fair value, determined by the net asset value per share of the respective Portfolio. Investment transactions in each Portfolio are recorded on the trade date. Distributions of net investment income and capital gains from each Portfolio are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Portfolio are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of RLNY, which is taxed as a life insurance company under the Internal Revenue Code.

Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of RLNY.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the contractowners' aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, RLNY will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to RLNY.

All Contracts in the Account are currently in the accumulation period.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) RLNY related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by RLNY). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

3.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover RLNY's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

RLNY assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.85% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts.

Contingent Deferred Sales Charges

A contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken during the seven-year period from the date a premium payment is received, as specified in the Contracts. For DVA Plus Contracts, the Surrender Charge is imposed at a rate of 7% during the first year of purchase, declining to 6%, 5%, 4%, 3%, 2%, and 1% in the second, third, fourth, fifth, sixth, and seventh years, respectively. For Empire VA Contracts, the Surrender Charge is imposed at a rate of 6% during the first year of purchase, declining to 5% and 4% in the second and third years, respectively. For SmartDesign VA Contracts, the Surrender Charge is imposed at a rate of 6% in the year of purchase through the fourth year, declining to 5%, 4%, and 3% in the fifth, sixth, and seventh years, respectively. For Simplicity VA Contracts, the Surrender Charge is imposed at a rate of 6% in the year of purchase through the second year, declining to 5%, 4%, and 3% in the third, fourth, and fifth years, respectively.

Transfer Charges

A transfer charge of up to $25 may be imposed on each transfer between Divisions in excess of twelve in any one calendar year.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 3.5% of premiums.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation value for contractowners who select the Optional Asset-Backed Premium Credit feature.

4.   **Related Party Transactions**

During the year ended December 31, 2006, management fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING Variable Insurance Trust, ING Variable Portfolios, Inc., ING Variable Products Trust, ING VP Balanced Portfolio, Inc., and ING VP Intermediate Bond Portfolio. The annual fee rate ranged from 0.35% to 1.00% of the average net assets of each respective Portfolio of the Trust.

In addition, management fees were paid to ING Life Insurance and Annuity Company ("ILIAC"), an affiliate of the Company, in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.55% to 0.90% of the average net assets of each respective Portfolio of the Trust.

Management fees were also paid indirectly to Directed Services, Inc. ("DSI"), an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Portfolio's advisory agreement provided for a fee at an annual rate ranging from 0.00% to 1.25% of the average net assets of each respective Portfolio excluding ING American Funds Growth Portfolio, ING American Funds Growth-Income Portfolio, and ING American Funds International Portfolio.

On November 9, 2006, the Board of Trustees of ING Partners, Inc. and ING Investors Trust approved a consolidation of the Advisory functions for all of the Portfolios. Effective December 31, 2006 DSI was reorganized into a limited liability corporation, renamed to Directed Services, LLC ("DSL") and transferred so that it became a wholly owned subsidiary of ILIAC. As a result of this action, the functions of DSI and ILIAC were consolidated into DSL effective December 31, 2006. DSL is a dually registered investment adviser and broker-dealer. DSI's current advisory contracts will remain within the newly organized DSL, and ILIAC's advisory contracts will be assumed by DSL.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

5.   **Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2006		2005	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Leisure Fund - Series I Shares	$ 138	$ 82	$ 274	$ 12
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Service Class 2	2,429	619	1,614	159
Fidelity® VIP Growth Portfolio - Service Class 2	2	1,446	318	119
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Service Class 2	8,435	361	3,413	157
Franklin Templeton Variable Insurance Products Trust:				
Mutual Shares Securities Fund - Class 2	974	5	-	-
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	1,556	442	735	272
ING American Funds Growth Portfolio	14,517	1,159	8,623	95
ING American Funds Growth-Income Portfolio	9,376	1,004	8,067	85
ING American Funds International Portfolio	6,505	629	4,212	43
ING BlackRock Large Cap Growth Portfolio - Service Class	273	21	290	39
ING BlackRock Large Cap Value Portfolio - Service Class	283	53	147	1
ING Capital Guardian Small/Mid Cap Portfolio - Service Class	85	500	263	169
ING Capital Guardian U.S. Equities Portfolio - Service Class	311	158	191	174
ING Eagle Asset Capital Appreciation Portfolio - Service Class	164	813	424	202
ING EquitiesPlus Portfolio - Service Class	190	41	-	-
ING Evergreen Health Sciences Portfolio - Service Class	1,698	434	1,422	227
ING Evergreen Omega Portfolio - Service Class	95	99	281	209
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	3,325	153	1,879	169
ING FMR℠ Large Cap Growth Portfolio - Service Class	441	255	415	4
ING FMR℠ Mid Cap Growth Portfolio - Service Class	1,164	453	73	196
ING Franklin Income Portfolio - Service Class	2,687	25	-	-
ING Global Real Estate Portfolio - Service Class	1,828	105	-	-
ING Global Resources Portfolio - Service Class	2,508	390	943	244
ING Global Technology Portfolio - Service Class	354	314	146	44
ING International Portfolio - Service Class	37	6	16	3
ING Janus Contrarian Portfolio - Service Class	502	95	187	5
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	4,116	658	714	87
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	3,710	785	2,396	33

	Year ended December 31			
	2006		**2005**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING JPMorgan Value Opportunities Portfolio - Service Class	$ 662	$ 1,017	$ 1,774	$ 46
ING Julius Baer Foreign Portfolio - Service Class	3,571	308	1,953	141
ING Legg Mason Partners All Cap Portfolio - Service Class	851	191	548	185
ING Legg Mason Value Portfolio - Service Class	3,634	668	2,493	41
ING LifeStyle Aggressive Growth Portfolio - Service Class	11,011	537	5,066	348
ING LifeStyle Growth Portfolio - Service Class	22,628	557	9,768	155
ING LifeStyle Moderate Growth Portfolio - Service Class	23,248	852	11,561	138
ING LifeStyle Moderate Portfolio - Service Class	7,925	530	6,336	323
ING Limited Maturity Bond Portfolio - Service Class	39	228	65	275
ING Liquid Assets Portfolio - Service Class	18,333	15,374	7,645	4,807
ING Lord Abbett Affiliated Portfolio - Service Class	323	86	127	124
ING MarketPro Portfolio - Service Class	262	2	-	-
ING Marsico Growth Portfolio - Service Class	2,140	1,253	1,361	351
ING Marsico International Opportunities Portfolio - Service Class	1,255	252	1,673	23
ING MFS Total Return Portfolio - Service Class	2,912	1,083	4,054	340
ING MFS Utilities Portfolio - Service Class	2,165	249	1,044	47
ING Oppenheimer Main Street Portfolio® - Service Class	2,605	506	603	286
ING PIMCO Core Bond Portfolio - Service Class	2,660	554	3,678	764
ING PIMCO High Yield Portfolio - Service Class	2,150	390	1,746	203
ING Pioneer Fund Portfolio - Service Class	80	41	75	-
ING Pioneer Mid Cap Value Portfolio - Service Class	2,353	324	1,455	16
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	7,192	360	2,059	163
ING T. Rowe Price Equity Income Portfolio - Service Class	2,833	749	3,195	195
ING Templeton Global Growth Portfolio - Service Class	2,584	176	64	64
ING UBS U.S. Allocation Portfolio - Service Class	163	139	284	21
ING Van Kampen Equity Growth Portfolio - Service Class	271	83	225	23
ING Van Kampen Global Franchise Portfolio - Service Class	1,222	211	417	1
ING Van Kampen Growth and Income Portfolio - Service Class	818	543	583	199
ING Van Kampen Real Estate Portfolio - Service Class	3,175	1,066	1,700	484
ING VP Index Plus International Equity Portfolio - Service Class	374	4	-	-
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	1,204	137	81	82
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	347	27	-	-
ING Partners, Inc.:				
ING Baron Small Cap Growth Portfolio - Service Class	3,170	321	787	7
ING Columbia Small Cap Value II Portfolio - Service Class	827	14	-	-
ING Davis Venture Value Portfolio - Service Class	2,517	194	11	-
ING Fundamental Research Portfolio - Initial Class	2,782	497	-	-
ING Fundamental Research Portfolio - Service Class	2	24	26	-
ING JPMorgan International Portfolio - Service Class	1,264	74	748	23

	Year ended December 31			
	2006		**2005**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING JPMorgan Mid Cap Value Portfolio - Service Class	$ 7	$ 82	$ 683	$ 206
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	464	209	642	10
ING Neuberger Berman Partners Portfolio - Service Class	819	3	-	-
ING Neuberger Berman Regency Portfolio - Service Class	44	-	-	-
ING Oppenheimer Global Portfolio - Initial Class	4	51	409	180
ING Oppenheimer Global Portfolio - Service Class	5,064	234	2,499	255
ING Templeton Foreign Equity Portfolio - Service Class	432	10	-	-
ING Thornburg Value Portfolio - Initial Class	1	17	7	1
ING UBS U.S. Large Cap Equity Portfolio - Service Class	166	30	342	62
ING UBS U.S. Small Cap Growth Portfolio - Service Class	6	-	-	-
ING Van Kampen Comstock Portfolio - Service Class	1,511	383	2,014	46
ING Van Kampen Equity and Income Portfolio - Service Class	216	82	370	2
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 1	159	567	265	844
ING GET U.S. Core Portfolio - Series 2	214	1,127	368	1,832
ING GET U.S. Core Portfolio - Series 3	497	3,204	124	1,101
ING GET U.S. Core Portfolio - Series 4	175	1,386	111	1,389
ING GET U.S. Core Portfolio - Series 5	244	1,578	142	1,827
ING GET U.S. Core Portfolio - Series 6	74	2,480	20	1,337
ING GET U.S. Core Portfolio - Series 7	91	3,416	7,347	912
ING GET U.S. Core Portfolio - Series 8	16	2,393	3,032	139
ING GET U.S. Core Portfolio - Series 9	7	1,246	1,584	27
ING GET U.S. Core Portfolio - Series 10	10	1,978	2,861	23
ING GET U.S. Core Portfolio - Series 11	10,410	5,709	-	-
ING GET U.S. Core Portfolio - Series 12	2,389	1,431	-	-
ING GET U.S. Core Portfolio - Series 13	9,599	16	-	-
ING VP Global Equity Dividend Portfolio	75	36	228	8
ING Variable Portfolios, Inc.:				
ING VP Index Plus LargeCap Portfolio - Class S	979	736	2,877	178
ING VP Index Plus MidCap Portfolio - Class S	2,300	371	3,269	213
ING VP Index Plus SmallCap Portfolio - Class S	1,742	500	3,173	249
ING VP Value Opportunity Portfolio - Class S	7	17	164	57
ING Variable Products Trust:				
ING VP Convertible Portfolio - Class S	37	333	107	14
ING VP Financial Services Portfolio - Class S	950	371	381	53
ING VP MidCap Opportunities Portfolio - Class S	-	1	-	22
ING VP SmallCap Opportunities Portfolio - Class S	334	89	209	1

	Year ended December 31			
	2006		**2005**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class S	$ 329	$ 24	$ -	$ -
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class S	3,921	1,139	1,331	201
Legg Mason Partners Lifestyle Series, Inc.:				
Legg Mason Partners Variable Lifestyle Balanced Portfolio	112	724	101	665
Legg Mason Partners Variable Lifestyle Growth Portfolio	19	494	51	360
Legg Mason Partners Variable Lifestyle High Growth Portfolio	6	276	14	151
Legg Mason Partners Variable Portfolios II:				
Legg Mason Partners Variable Appreciation Portfolio	1	2,933	38	583
Legg Mason Partners Variable Portfolios III:				
Legg Mason Partners Variable High Income Portfolio	17	21	17	12
Legg Mason Partners Variable International All Cap Growth Portfolio	19	49	3	30
Legg Mason Partners Variable Large Cap Value Portfolio	20	247	40	344
Legg Mason Partners Variable Money Market Portfolio	61	19	7	25
Liberty Variable Investment Trust:				
Colonial Small Cap Value Fund, Variable Series - Class B	536	105	798	1
PIMCO Variable Insurance Trust:				
PIMCO StocksPLUS® Growth and Income Portfolio - Administrative Class	1	145	3	33
Pioneer Variable Contracts Trust:				
Pioneer Small Cap Value VCT Portfolio - Class II	200	5	-	-
Pioneer Small Company VCT Portfolio - Class II	9	199	63	6
ProFunds:				
ProFund VP Bull	20	11	106	92
ProFund VP Europe 30	43	14	283	422
ProFund VP Rising Rates Opportunity	213	34	250	74
ProFund VP Small-Cap	99	11	109	43
Putnam Variable Trust:				
Putnam VT International Growth and Income Fund - Class IB Shares	-	14	-	-

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

6. Changes in Units

The net changes in units outstanding follow:

| | Year ended December 31 | | | | | |
| | **2006** | | | **2005** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
AIM V.I. Leisure Fund - Series I Shares	10,506	7,021	3,485	27,180	4,984	22,196
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	622,560	522,786	99,774	170,793	41,421	129,372
Fidelity® VIP Growth Portfolio - Service Class 2	51,557	210,190	(158,633)	57,755	32,053	25,702
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	670,357	163,199	507,158	306,597	41,092	265,509
Franklin Templeton Variable Insurance Products Trust:						
Mutual Shares Securities Fund - Class 2	96,984	3,203	93,781	-	-	-
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	117,042	40,922	76,120	63,470	19,813	43,657
ING American Funds Growth Portfolio	1,258,850	243,730	1,015,120	838,860	115,900	722,960
ING American Funds Growth-Income Portfolio	937,610	243,236	694,374	833,409	109,376	724,033
ING American Funds International Portfolio	514,148	123,911	390,237	392,381	56,460	335,921
ING BlackRock Large Cap Growth Portfolio - Service Class	21,864	2,357	19,507	24,543	1,537	23,006
ING BlackRock Large Cap Value Portfolio - Service Class	25,030	6,585	18,445	13,769	202	13,567
ING Capital Guardian Small/Mid Cap Portfolio - Service Class	8,488	27,283	(18,795)	27,020	9,646	17,374
ING Capital Guardian U.S. Equities Portfolio - Service Class	24,269	14,531	9,738	18,065	15,597	2,468
ING Eagle Asset Capital Appreciation Portfolio - Service Class	3,446	44,815	(41,369)	30,549	10,377	20,172
ING EquitiesPlus Portfolio - Service Class	19,076	3,763	15,313	-	-	-
ING Evergreen Health Sciences Portfolio - Service Class	166,231	52,892	113,339	135,047	24,245	110,802
ING Evergreen Omega Portfolio - Service Class	9,036	8,838	198	27,446	20,586	6,860
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	257,501	31,063	226,438	165,672	21,205	144,467
ING FMR^{SM} Large Cap Growth Portfolio - Service Class	44,218	26,772	17,446	40,197	246	39,951
ING FMR^{SM} Mid Cap Growth Portfolio - Service Class	106,077	23,937	82,140	7,384	7,742	(356)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Year ended December 31					
	2006			**2005**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Franklin Income Portfolio - Service Class	265,327	7,902	257,425	-	-	-
ING Global Real Estate Portfolio - Service Class	171,209	22,760	148,449	-	-	-
ING Global Resources Portfolio - Service Class	167,206	38,703	128,503	76,277	21,645	54,632
ING Global Technology Portfolio - Service Class	29,463	26,223	3,240	12,829	4,068	8,761
ING International Portfolio - Service Class	-	233	(233)	-	6	(6)
ING Janus Contrarian Portfolio - Service Class	33,197	7,000	26,197	20,593	5,084	15,509
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	285,503	60,554	224,949	58,390	7,153	51,237
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	313,446	95,665	217,781	214,590	25,648	188,942
ING JPMorgan Value Opportunities Portfolio - Service Class	67,733	100,966	(33,233)	172,214	5,704	166,510
ING Julius Baer Foreign Portfolio - Service Class	264,959	50,713	214,246	165,328	32,262	133,066
ING Legg Mason Partners All Cap Portfolio - Service Class	64,628	14,861	49,767	50,412	16,084	34,328
ING Legg Mason Value Portfolio - Service Class	401,980	125,861	276,119	252,364	21,690	230,674
ING LifeStyle Aggressive Growth Portfolio - Service Class	865,652	65,605	800,047	480,686	71,695	408,721
ING LifeStyle Growth Portfolio - Service Class	1,995,854	250,875	1,744,979	904,819	48,277	856,542
ING LifeStyle Moderate Growth Portfolio - Service Class	2,068,310	227,630	1,840,680	1,170,205	131,827	1,038,378
ING LifeStyle Moderate Portfolio - Service Class	727,847	103,822	624,025	633,350	75,489	557,861
ING Limited Maturity Bond Portfolio - Service Class	1,383	11,417	(10,034)	602	12,921	(12,319)
ING Liquid Assets Portfolio - Service Class	2,356,062	2,117,009	239,053	1,221,171	956,114	265,057
ING Lord Abbett Affiliated Portfolio - Service Class	23,674	6,793	16,881	17,739	16,888	851
ING MarketPro Portfolio - Service Class	24,903	82	24,821	-	-	-
ING Marsico Growth Portfolio - Service Class	218,536	115,536	103,000	143,095	41,950	101,145
ING Marsico International Opportunities Portfolio - Service Class	112,159	32,675	79,484	151,921	5,383	146,538
ING MFS Total Return Portfolio - Service Class	250,068	124,099	125,969	339,507	58,846	280,661
ING MFS Utilities Portfolio - Service Class	179,698	28,635	151,063	92,311	5,527	86,784
ING Oppenheimer Main Street Portfolio® - Service Class	181,884	49,416	132,468	55,382	290,025	26,357
ING PIMCO Core Bond Portfolio - Service Class	269,008	87,376	181,632	326,530	80,791	245,739
ING PIMCO High Yield Portfolio - Service Class	192,919	52,418	140,501	172,285	36,683	135,602
ING Pioneer Fund Portfolio - Service Class	6,702	3,348	3,354	6,999	4	6,995

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Year ended December 31					
	2006			**2005**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Pioneer Mid Cap Value Portfolio - Service Class	240,542	57,503	183,039	147,135	11,809	135,326
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	666,420	93,245	573,175	182,587	13,771	168,816
ING T. Rowe Price Equity Income Portfolio - Service Class	250,163	77,639	172,524	307,030	35,327	271,703
ING Templeton Global Growth Portfolio - Service Class	201,403	21,219	180,184	5,394	2,517	2,877
ING UBS U.S. Allocation Portfolio - Service Class	13,648	11,984	1,664	26,528	2,416	24,112
ING Van Kampen Equity Growth Portfolio - Service Class	21,594	6,765	14,829	19,257	2,091	17,166
ING Van Kampen Global Franchise Portfolio - Service Class	117,039	33,932	83,107	40,438	56	40,382
ING Van Kampen Growth and Income Portfolio - Service Class	62,510	27,407	35,103	37,919	7,658	30,261
ING Van Kampen Real Estate Portfolio - Service Class	210,643	96,445	114,198	148,633	43,110	105,523
ING VP Index Plus International Equity Portfolio - Service Class	33,874	1,514	32,360	-		-
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class	104,532	9,915	94,617	6,916	3,423	3,493
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	34,093	4,551	29,542	-	-	-
ING Partners, Inc.:						
ING Baron Small Cap Growth Portfolio - Service Class	297,756	49,092	248,664	77,311	5,183	72,128
ING Columbia Small Cap Value II Portfolio - Service Class	100,619	14,487	86,132	-	-	-
ING Davis Venture Value Portfolio - Service Class	266,950	48,458	218,492	1,111	-	1,111
ING Fundamental Research Portfolio - Initial Class	223,540	102	223,438	-	-	-
ING Fundamental Research Portfolio - Service Class	280,597	282,545	(1,948)	2,390	4	2,386
ING JPMorgan International Portfolio - Service Class	88,380	7,667	80,713	67,057	5,734	61,323
ING JPMorgan Mid Cap Value Portfolio - Service Class	4,269	8,608	(4,339)	63,259	29,224	34,035
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	29,432	7,669	21,763	56,655	1,073	55,582
ING Neuberger Berman Partners Portfolio - Service Class	81,652	2,287	79,365	-	-	-
ING Neuberger Berman Regency Portfolio - Service Class	5,023	405	4,618	-	-	-
ING Oppenheimer Global Portfolio - Initial Class	1,276	4,656	(3,380)	25,722	3,348	22,374
ING Oppenheimer Global Portfolio - Service Class	423,218	74,055	349,163	229,465	50,667	178,798
ING Templeton Foreign Equity Portfolio - Service Class	43,059	1,330	41,729	-	-	-
ING Thornburg Value Portfolio - Initial Class	57	1,657	(1,600)	1,316	770	546
ING UBS U.S. Large Cap Equity Portfolio - Service Class	98,553	87,285	11,268	44,279	18,804	25,475

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

| | **Year ended December 31** | | | | | |
| | **2006** | | | **2005** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING UBS U.S. Small Cap Growth Portfolio - Service Class	718	-	718	-	-	-
ING Van Kampen Comstock Portfolio - Service Class	133,823	49,861	83,962	190,077	18,195	171,882
ING Van Kampen Equity and Income Portfolio - Service Class	12,648	2,152	10,496	36,575	1,847	34,728
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 1	5,288	51,969	(46,681)	3	74,237	(74,234)
ING GET U.S. Core Portfolio - Series 2	1,225	100,129	(98,904)	2,959	169,075	(166,116)
ING GET U.S. Core Portfolio - Series 3	46,216	320,722	(274,506)	2,644	102,751	(100,107)
ING GET U.S. Core Portfolio - Series 4	668	126,435	(125,767)	3,026	128,111	(125,085)
ING GET U.S. Core Portfolio - Series 5	847	139,147	(138,300)	29	163,955	(163,926)
ING GET U.S. Core Portfolio - Series 6	1,377	233,003	(231,626)	21,470	144,520	(123,050)
ING GET U.S. Core Portfolio - Series 7	702	325,317	(324,615)	761,546	105,177	656,429
ING GET U.S. Core Portfolio - Series 8	18,990	249,379	(230,389)	346,017	53,146	292,871
ING GET U.S. Core Portfolio - Series 9	3,637	124,689	(121,052)	158,235	1,562	156,673
ING GET U.S. Core Portfolio - Series 10	777	191,071	(190,294)	285,040	1,857	283,184
ING GET U.S. Core Portfolio - Series 11	1,058,855	552,054	506,801	-	-	-
ING GET U.S. Core Portfolio - Series 12	237,911	133,046	104,865	-	-	-
ING GET U.S. Core Portfolio - Series 13	950,443	679	949,764	-	-	-
ING VP Global Equity Dividend Portfolio	9,508	5,203	4,305	28,120	4,733	23,387
ING Variable Portfolios, Inc.:						
ING VP Index Plus LargeCap Portfolio - Class S	106,975	82,702	24,273	294,751	47,975	246,776
ING VP Index Plus MidCap Portfolio - Class S	174,905	47,599	127,306	296,107	50,285	245,822
ING VP Index Plus SmallCap Portfolio - Class S	130,864	46,377	84,487	277,712	46,079	231,633
ING VP Value Opportunity Portfolio - Class S	1,255	2,286	(1,031)	19,179	8,182	10,997
ING Variable Products Trust:						
ING VP Convertible Portfolio - Class S	615	26,842	(26,227)	11,999	3,115	8,884
ING VP Financial Services Portfolio - Class S	80,168	33,903	46,265	38,955	9,686	29,269
ING VP MidCap Opportunities Portfolio - Class S	50	47	3	13	2,690	(2,677)
ING VP SmallCap Opportunities Portfolio - Class S	29,574	10,231	19,343	18,768	33	18,735

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Year ended December 31					
	2006			**2005**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class S	32,829	1,976	30,853	-	-	-
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class S	438,995	174,299	264,696	133,175	24,320	108,855
Legg Mason Partners Lifestyle Series, Inc.:						
Legg Mason Partners Variable Lifestyle Balanced Portfolio	5,458	47,983	(42,525)	4,562	44,512	(39,950)
Legg Mason Partners Variable Lifestyle Growth Portfolio	2,404	37,165	(34,761)	2,426	25,561	(23,135)
Legg Mason Partners Variable Lifestyle High Growth Portfolio	97	18,581	(18,484)	828	10,356	(9,528)
Legg Mason Partners Variable Portfolios II:						
Legg Mason Partners Variable Appreciation Portfolio	1,769	149,911	(148,142)	5,216	33,463	(28,247)
Legg Mason Partners Variable Portfolios III:						
Legg Mason Partners Variable High Income Portfolio	43	1,128	(1,085)	-	577	(577)
Legg Mason Partners Variable International All Cap Growth Portfolio	803	3,090	(2,287)	6	2,084	(2,078)
Legg Mason Partners Variable Large Cap Value Portfolio	1,802	12,684	(10,882)	1,616	16,858	(15,242)
Legg Mason Partners Variable Money Market Portfolio	189,442	186,510	2,932	158,578	160,178	(1,600)
Liberty Variable Investment Trust:						
Colonial Small Cap Value Fund, Variable Series - Class B	42,339	8,985	33,354	79,853	8,422	71,431
PIMCO Variable Insurance Trust:						
PIMCO StocksPLUS® Growth and Income Portfolio - Administrative Class	-	11,939	(11,939)	-	2,784	(2,784)
Pioneer Variable Contracts Trust:						
Pioneer Small Cap Value VCT Portfolio - Class II	19,519	348	19,171	-	-	-
Pioneer Small Company VCT Portfolio - Class II	217	16,932	(16,715)	5,273	1,346	3,927
ProFunds:						
ProFund VP Bull	1,907	1,543	364	14,187	13,517	670
ProFund VP Europe 30	3,959	1,636	2,323	26,778	40,153	(13,375)
ProFund VP Rising Rates Opportunity	25,672	5,658	20,014	55,129	34,737	20,392
ProFund VP Small-Cap	8,561	1,797	6,764	14,693	10,225	4,468
Putnam Variable Trust:						
Putnam VT International Growth and Income Fund - Class IB Shares	-	823	(823)	1	1	-

7. Unit Summary

Division/Contract	Units Outstanding	Unit Value	Extended Value
AIM V.I. Leisure Fund - Series I Shares			
Contracts in accumulation period:			
Band 6	4,405.930	$ 14.43	$ 63,578
Band 9	396.066	14.10	5,585
Band 17	766.343	14.18	10,867
Band 20	6,941.546	14.01	97,251
Band 22	1,933.794	13.96	26,996
Band 24	9,554.908	14.11	134,820
Band 25	405.453	14.05	5,697
Band 26	1,334.731	14.00	18,686
Band 27	512.837	13.91	7,134
Band 28	1,074.053	13.90	14,929
	27,325.661		$ 385,543
Fidelity® VIP Equity-Income Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 1	1,425.478	$ 13.05	$ 18,602
Band 3	452.199	13.01	5,883
Band 5	12,728.399	13.83	176,034
Band 6	64,510.066	13.67	881,853
Band 8	43,226.694	13.45	581,399
Band 9	114,112.277	13.30	1,517,693
Band 10	967.805	13.19	12,765
Band 17	73,024.577	13.42	979,990
Band 19	6,922.206	13.37	92,550
Band 20	13,861.278	13.26	183,801
Band 22	1,467.976	13.21	19,392
Band 24	29,817.211	13.35	398,060
Band 25	8,627.136	13.29	114,655
Band 27	1,988.358	13.17	26,187
Band 28	1,258.316	13.15	16,547
	374,389.976		$ 5,025,411

Division/Contract	Units Outstanding	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 1	1,948.455	$ 13.19	$ 25,700
Band 3	1,926.535	13.15	25,334
Band 5	14,466.633	16.00	231,466
Band 6	249,402.287	15.82	3,945,544
Band 7	1,786.047	15.69	28,023
Band 8	42,687.527	15.57	664,645
Band 9	113,409.252	15.40	1,746,502
Band 17	136,021.748	14.26	1,939,670
Band 19	17,689.229	14.21	251,364
Band 20	36,930.137	14.09	520,346
Band 22	2,688.924	14.04	37,752
Band 24	123,600.770	14.19	1,753,895
Band 25	86,329.309	14.13	1,219,833
Band 26	1,352.083	14.08	19,037
Band 27	14,680.447	13.99	205,379
Band 28	6,594.194	13.98	92,187
	851,513.577		$ 12,706,677
Mutual Shares Securities Fund - Class 2			
Contracts in accumulation period:			
Band 5	2,827.183	$ 10.91	$ 30,845
Band 6	51,713.277	10.89	563,158
Band 9	5,124.575	10.86	55,653
Band 17	6,437.488	10.88	70,040
Band 19	1,130.038	10.87	12,284
Band 20	475.717	10.84	5,157
Band 24	6,681.760	10.86	72,564
Band 25	12,210.267	10.85	132,481
Band 27	965.972	10.82	10,452
Band 28	6,214.628	10.81	67,180
	93,780.905		$ 1,019,814
ING AllianceBernstein Mid Cap Growth **Portfolio - Service Class**			
Contracts in accumulation period:			
Band 1	5,073.342	$ 21.06	$ 106,845
Band 3	28,942.144	20.72	599,681
Band 6	45,448.157	12.71	577,646
Band 9	2,862.466	12.60	36,067
Band 10	161.387	12.57	2,029
Band 17	43,919.565	12.67	556,461
Band 19	1,717.395	12.64	21,708
Band 20	2,089.409	12.56	26,243
Band 24	11,755.784	12.63	148,476
Band 25	14,441.810	12.58	181,678
Band 26	7,217.741	12.55	90,583
Band 27	603.890	12.49	7,543
Band 28	2,687.400	12.48	33,539
	166,920.490		$ 2,388,499

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING American Funds Growth Portfolio			
Contracts in accumulation period:			
Band 1	3,215.293	$ 14.72	$ 47,329
Band 2	352.354	10.93	3,851
Band 3	10,145.560	14.65	148,632
Band 5	10,652.994	14.82	157,877
Band 6	417,781.755	14.72	6,149,747
Band 7	22.943	14.65	336
Band 8	12,855.003	14.58	187,426
Band 9	54,852.805	14.48	794,269
Band 10	3,964.290	14.41	57,125
Band 17	478,919.718	13.86	6,637,827
Band 19	30,629.638	13.81	422,995
Band 20	81,722.715	13.70	1,119,601
Band 22	4,612.210	13.65	62,957
Band 24	299,823.357	13.79	4,134,564
Band 25	400,760.347	13.73	5,502,440
Band 26	6,548.245	13.68	89,580
Band 27	15,639.779	13.60	212,701
Band 28	13,452.274	13.58	182,682
	1,845,951.280		$ 25,911,939
ING American Funds Growth-Income Portfolio			
Contracts in accumulation period:			
Band 1	3,408.693	$ 14.03	$ 47,824
Band 2	319.504	11.32	3,617
Band 3	16,238.970	13.96	226,696
Band 5	8,447.790	14.13	119,367
Band 6	308,746.344	14.03	4,331,711
Band 8	7,151.562	13.89	99,335
Band 9	67,763.935	13.80	935,142
Band 10	6,230.263	13.73	85,542
Band 17	370,765.100	12.76	4,730,963
Band 19	25,240.667	12.72	321,061
Band 20	46,015.497	12.61	580,255
Band 22	4,148.122	12.57	52,142
Band 24	211,584.210	12.70	2,687,119
Band 25	411,816.530	12.64	5,205,361
Band 26	4,808.458	12.60	60,587
Band 27	7,335.644	12.52	91,842
Band 28	20,346.714	12.51	254,537
	1,520,368.003		$ 19,833,101

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING American Funds International Portfolio			
Contracts in accumulation period:			
Band 1	1,311.795	$ 19.01	$ 24,937
Band 2	1,487.874	12.35	18,375
Band 3	6,543.620	18.91	123,740
Band 5	722.776	19.14	13,834
Band 6	137,611.259	19.01	2,615,990
Band 7	19.290	18.91	365
Band 8	3,358.256	18.82	63,202
Band 9	28,257.227	18.69	528,128
Band 10	643.217	18.60	11,964
Band 17	202,623.146	16.00	3,241,970
Band 19	18,231.535	15.94	290,611
Band 20	30,496.836	15.81	482,155
Band 22	4,059.312	15.75	63,934
Band 24	140,495.951	15.92	2,236,696
Band 25	183,436.842	15.84	2,905,640
Band 26	2,399.594	15.79	37,890
Band 27	4,463.245	15.69	70,028
Band 28	2,639.532	15.67	41,361
	768,801.307		$ 12,770,820
ING BlackRock Large Cap Growth			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,000.814	$ 12.32	$ 12,330
Band 3	3,462.574	12.29	42,555
Band 5	1,887.699	12.36	23,332
Band 6	10,061.120	12.32	123,953
Band 8	125.668	12.26	1,541
Band 9	3,151.946	12.21	38,485
Band 17	14,068.276	12.28	172,758
Band 20	192.081	12.17	2,338
Band 24	8,315.224	12.23	101,695
Band 26	248.087	12.16	3,017
	42,513.489		$ 522,004
ING BlackRock Large Cap Value			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	843.513	$ 12.91	$ 10,890
Band 6	7,435.915	12.86	95,626
Band 9	1,838.212	12.76	23,456
Band 17	11,863.322	12.82	152,088
Band 20	1,383.453	12.71	17,584
Band 24	7,741.182	12.78	98,932
Band 26	720.606	12.70	9,152
Band 28	185.422	12.63	2,342
	32,011.625		$ 410,070

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Capital Guardian Small/Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	4,565.896	$ 21.27	$ 97,117
Band 3	83,946.936	20.91	1,755,330
Band 6	10,029.255	12.13	121,655
Band 9	1,524.314	12.03	18,337
Band 17	4,530.870	12.09	54,778
Band 20	5,400.342	11.98	64,696
Band 24	7,915.807	12.05	95,385
	117,913.420		$ 2,207,298
ING Capital Guardian U.S. Equities Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	5,969.884	$ 12.58	$ 75,101
Band 3	34,871.122	12.45	434,145
Band 6	3,010.272	12.17	36,635
Band 17	4,091.001	12.13	49,624
Band 20	111.627	12.02	1,342
Band 24	18,782.843	12.09	227,085
Band 25	335.845	12.04	4,044
Band 26	328.646	12.01	3,947
	67,501.240		$ 831,923
ING EquitiesPlus Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	11,399.036	$ 10.75	$ 122,540
Band 6	2,110.595	10.76	22,710
Band 17	853.941	10.74	9,171
Band 24	949.275	10.73	10,186
	15,312.847		$ 164,607
ING Evergreen Health Sciences Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	418.661	$ 12.68	$ 5,309
Band 5	3,641.666	12.23	44,538
Band 6	140,305.429	12.16	1,706,114
Band 8	4,347.810	12.06	52,435
Band 9	11,715.614	12.00	140,587
Band 17	22,787.511	13.20	300,795
Band 19	484.360	13.15	6,369
Band 20	3,810.930	13.04	49,695
Band 24	24,803.710	13.13	325,673
Band 25	17,213.356	13.07	224,979
Band 26	665.029	13.02	8,659
Band 27	1,245.180	12.95	16,125
Band 28	1,148.828	12.93	14,854
	232,588.084		$ 2,896,132

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Evergreen Omega Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	1,059.304	$ 11.76	$ 12,457
Band 5	1,062.685	11.30	12,008
Band 6	1,026.519	11.24	11,538
Band 8	518.592	11.15	5,782
Band 9	105.929	11.09	1,175
Band 17	1,666.343	12.02	20,029
Band 19	507.334	11.98	6,078
Band 20	61.632	11.88	732
Band 24	636.627	11.97	7,620
Band 27	413.025	11.80	4,874
	7,057.990		$ 82,293
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	3,040.079	$ 14.96	$ 45,480
Band 3	26,862.480	14.81	397,833
Band 6	45,961.563	13.29	610,829
Band 7	31.492	13.26	418
Band 8	838.923	13.23	11,099
Band 9	5,508.093	13.18	72,597
Band 17	53,451.075	13.25	708,227
Band 19	11,106.436	13.21	146,716
Band 20	5,699.558	13.14	74,892
Band 24	44,511.698	13.20	587,554
Band 25	178,204.780	13.16	2,345,175
Band 26	1,138.364	13.12	14,935
Band 27	5,297.217	13.07	69,235
Band 28	3,687.191	13.05	48,118
	385,338.949		$ 5,133,108
ING FMR^{SM} Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	15,271.257	$ 10.70	$ 163,402
Band 6	12,586.793	10.67	134,301
Band 8	9,225.561	10.62	97,975
Band 9	12,930.327	10.58	136,803
Band 17	3,396.358	10.63	36,103
Band 20	549.950	10.54	5,796
Band 24	2,640.806	10.60	27,993
Band 27	795.961	10.49	8,350
	57,397.013		$ 610,723

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING FMR^{SM} Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	4,533.944	$ 26.72	$ 121,147
Band 2	1,564.638	26.72	41,807
Band 3	46,177.902	26.19	1,209,399
Band 4	17,881.875	26.19	468,326
Band 6	11,217.569	11.82	132,592
Band 17	80,489.286	11.78	948,164
Band 19	645.152	11.75	7,581
Band 24	7,365.016	11.74	86,465
Band 25	1,806.135	11.70	21,132
	171,681.517		$ 3,036,613
ING Franklin Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	1,877.806	$ 10.95	$ 20,562
Band 6	42,578.964	10.94	465,814
Band 8	1,086.887	10.91	11,858
Band 9	10,294.461	10.90	112,210
Band 17	58,794.069	10.92	642,031
Band 19	377.374	10.91	4,117
Band 20	460.311	10.88	5,008
Band 24	102,663.286	10.91	1,120,056
Band 25	29,755.786	10.89	324,041
Band 27	3,161.395	10.86	34,333
Band 28	6,374.367	10.86	69,226
	257,424.706		$ 2,809,256
ING Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	13,686.034	$ 13.64	$ 186,678
Band 8	674.479	13.61	9,180
Band 9	6,794.703	13.59	92,340
Band 17	7,838.519	13.62	106,761
Band 19	513.932	13.61	6,995
Band 24	9,731.340	13.60	132,346
Band 25	106,297.420	13.58	1,443,519
Band 26	445.503	13.57	6,045
Band 27	2,467.353	13.54	33,408
	148,449.283		$ 2,017,272

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	918.207	$ 36.98	$ 33,955
Band 3	3,542.472	35.99	127,494
Band 5	177.324	16.12	2,858
Band 6	54,746.072	16.06	879,222
Band 8	363.566	15.98	5,810
Band 9	4,546.430	15.93	72,425
Band 17	69,609.207	16.01	1,114,443
Band 19	6,805.307	15.97	108,681
Band 20	1,769.814	15.87	28,087
Band 22	448.613	15.83	7,102
Band 24	22,989.955	15.95	366,690
Band 25	16,280.608	15.90	258,862
Band 26	5,652.631	15.86	89,651
Band 27	193.570	15.79	3,056
Band 28	54.862	15.77	865
	188,098.638		$ 3,099,201
ING Global Technology Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,750.036	$ 7.76	$ 13,580
Band 6	6,580.630	12.33	81,139
Band 17	2,168.381	12.29	26,649
Band 20	520.550	12.19	6,346
Band 24	1,519.788	12.25	18,617
Band 25	1,214.544	12.21	14,830
	13,753.929		$ 161,161
ING International Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	19,426.397	$ 13.81	$ 268,279
	19,426.397		$ 268,279
ING Janus Contrarian Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	357.902	$ 14.53	$ 5,200
Band 3	3,957.144	14.40	56,983
Band 5	405.794	16.03	6,505
Band 6	10,838.270	15.94	172,762
Band 9	740.203	15.73	11,643
Band 17	15,002.149	16.43	246,485
Band 19	367.392	16.38	6,018
Band 20	487.469	16.24	7,916
Band 22	451.876	16.18	7,311
Band 24	9,895.665	16.36	161,893
Band 25	4,522.286	16.28	73,623
	47,026.150		$ 756,339

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	4,418.452	$ 18.88	$ 83,420
Band 3	23,268.851	18.63	433,499
Band 5	2,025.680	18.49	37,455
Band 6	78,419.545	18.43	1,445,272
Band 7	1,029.212	18.38	18,917
Band 8	1,857.664	18.34	34,070
Band 9	7,145.082	18.27	130,541
Band 10	155.724	18.23	2,839
Band 17	42,833.629	18.37	786,854
Band 19	11,011.520	18.32	201,731
Band 20	3,608.239	18.21	65,706
Band 22	448.715	18.16	8,149
Band 24	26,947.486	18.30	493,139
Band 25	102,901.300	18.24	1,876,920
Band 26	1,032.211	18.19	18,776
Band 27	192.410	18.11	3,485
Band 28	862.575	18.10	15,613
	308,158.295		$ 5,656,386
ING JPMorgan Small Cap Core Equity			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	463.925	$ 13.12	$ 6,087
Band 3	147.055	13.09	1,925
Band 5	2,451.329	15.41	37,775
Band 6	96,790.773	15.26	1,477,027
Band 7	2,336.133	15.16	35,416
Band 8	1,648.397	15.05	24,808
Band 9	10,285.944	14.91	153,363
Band 10	2,940.292	14.81	43,546
Band 17	96,529.210	13.92	1,343,687
Band 19	2,629.802	13.87	36,475
Band 20	17,787.607	13.75	244,580
Band 22	3,681.450	13.70	50,436
Band 24	53,258.489	13.85	737,630
Band 25	128,458.516	13.79	1,771,443
Band 27	34.386	13.65	469
Band 28	1,031.007	13.64	14,063
	420,474.315		$ 5,978,730

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING JPMorgan Value Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	5,428.575	$ 12.67	$ 68,780
Band 6	60,088.134	12.62	758,312
Band 8	6,253.497	12.56	78,544
Band 9	9,890.938	12.52	123,835
Band 17	12,274.676	12.58	154,415
Band 19	8,168.090	12.55	102,510
Band 20	2,375.897	12.48	29,651
Band 24	19,941.954	12.54	250,072
Band 25	6,602.450	12.50	82,531
Band 26	760.403	12.47	9,482
Band 27	301.261	12.41	3,739
Band 28	1,190.731	12.40	14,765
	133,276.606		$ 1,676,636
ING Julius Baer Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	843.992	$ 15.11	$ 12,753
Band 5	64.346	18.22	1,172
Band 6	75,016.406	18.05	1,354,046
Band 8	4,437.842	17.80	78,994
Band 9	9,220.111	17.63	162,551
Band 17	133,410.981	17.32	2,310,678
Band 19	9,012.780	17.25	155,470
Band 20	15,111.064	17.11	258,550
Band 22	617.979	17.05	10,537
Band 24	77,484.883	17.23	1,335,065
Band 25	31,653.362	17.15	542,855
Band 26	3,869.568	17.09	66,131
Band 27	1,228.593	16.99	20,874
Band 28	4,129.436	16.97	70,077
	366,101.343		$ 6,379,753
ING Legg Mason Partners All Cap Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,041.458	$ 15.08	$ 15,705
Band 3	100,406.700	14.92	1,498,068
Band 5	2,546.727	14.38	36,622
Band 6	9,347.188	14.29	133,571
Band 9	4,859.712	14.05	68,279
Band 17	24,569.140	12.96	318,416
Band 20	1,008.714	12.81	12,922
Band 24	16,956.482	12.90	218,739
Band 25	8,640.621	12.84	110,946
Band 27	2,107.268	12.72	26,804
	171,484.010		$ 2,440,072

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Legg Mason Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	489.384	$ 10.60	$ 5,187
Band 3	7,514.464	10.50	78,902
Band 5	3,897.723	10.73	41,823
Band 6	181,273.908	10.60	1,921,503
Band 8	7,702.932	10.40	80,110
Band 9	31,565.015	10.27	324,173
Band 17	82,523.155	12.65	1,043,918
Band 19	991.480	12.61	12,503
Band 20	30,003.532	12.50	375,044
Band 22	3,904.536	12.46	48,651
Band 24	124,826.104	12.59	1,571,561
Band 25	68,033.288	12.53	852,457
Band 26	6,950.726	12.49	86,815
Band 27	621.453	12.41	7,712
	550,297.700		$ 6,450,359
ING LifeStyle Aggressive Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	12,444.222	$ 13.33	$ 165,881
Band 6	557,375.163	14.00	7,803,252
Band 9	38,722.275	13.81	534,755
Band 17	358,339.330	14.20	5,088,418
Band 19	34,800.420	14.15	492,426
Band 20	15,527.785	14.03	217,855
Band 22	6,409.456	13.98	89,604
Band 24	114,765.354	14.14	1,622,782
Band 25	82,860.258	14.07	1,165,844
Band 26	3,291.168	14.02	46,142
Band 27	3,668.986	13.93	51,109
Band 28	11,441.441	13.92	159,265
	1,239,645.858		$ 17,437,333
ING LifeStyle Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	884.667	$ 13.49	$ 11,934
Band 6	750,599.094	13.42	10,073,040
Band 8	1,638.820	13.31	21,813
Band 9	53,212.570	13.24	704,534
Band 17	792,205.352	13.49	10,686,850
Band 19	24,353.165	13.44	327,307
Band 20	52,623.985	13.33	701,478
Band 22	3,170.633	13.28	42,106
Band 24	451,008.948	13.42	6,052,540
Band 25	379,536.937	13.36	5,070,613
Band 26	66,229.486	13.31	881,514
Band 27	3,366.609	13.23	44,540
Band 28	27,200.284	13.22	359,588
	2,606,030.550		$ 34,977,857

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING LifeStyle Moderate Growth			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	4,854.138	$ 12.22	$ 59,318
Band 5	21,170.692	12.92	273,525
Band 6	662,031.175	12.85	8,507,101
Band 7	566.646	12.79	7,247
Band 8	45,511.605	12.74	579,818
Band 9	129,532.844	12.68	1,642,476
Band 17	910,291.020	12.84	11,688,137
Band 19	141,588.489	12.79	1,810,917
Band 20	94,203.697	12.69	1,195,445
Band 22	513.398	12.64	6,489
Band 24	637,076.215	12.78	8,141,834
Band 25	223,358.392	12.72	2,841,119
Band 26	22,007.659	12.67	278,837
Band 27	28,158.936	12.60	354,803
Band 28	29,615.516	12.58	372,563
	2,950,480.422		$ 37,759,629
ING LifeStyle Moderate Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	786.888	$ 11.83	$ 9,309
Band 5	5,249.982	12.47	65,467
Band 6	306,482.274	12.41	3,803,445
Band 7	2,680.259	12.36	33,128
Band 8	22,501.610	12.31	276,995
Band 9	41,211.002	12.24	504,423
Band 10	12,918.235	12.19	157,473
Band 17	449,302.597	12.28	5,517,436
Band 19	15,245.600	12.23	186,454
Band 20	29,568.829	12.13	358,670
Band 22	1,037.137	12.09	12,539
Band 24	63,289.727	12.22	773,400
Band 25	215,925.303	12.16	2,625,652
Band 26	1,947.455	12.12	23,603
Band 27	525.741	12.05	6,335
Band 28	12,647.635	12.03	152,151
Band 29	6,768.193	11.99	81,151
	1,188,088.467		$ 14,587,631
ING Limited Maturity Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	6,413.073	$ 21.54	$ 138,138
Band 3	29,374.690	20.96	615,694
	35,787.763		$ 753,832

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	7,830.812	$ 16.83	$ 131,793
Band 3	35,602.928	16.38	583,176
Band 5	101.930	17.43	1,777
Band 6	72,810.422	16.83	1,225,399
Band 8	8,272.296	15.93	131,778
Band 9	25,704.656	15.37	395,081
Band 10	2,798.545	14.96	41,866
Band 17	117,705.168	10.44	1,228,842
Band 19	19,589.662	10.41	203,928
Band 20	171,907.390	10.32	1,774,084
Band 24	102,700.252	10.40	1,068,083
Band 25	22,956.120	10.35	237,596
Band 26	1,439.141	10.31	14,838
Band 27	1,235.076	10.25	12,660
	590,654.398		$ 7,050,901
ING Lord Abbett Affiliated Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	444.173	$ 13.80	$ 6,130
Band 3	10,544.713	13.65	143,935
Band 6	4,275.314	14.60	62,420
Band 17	9,940.589	13.05	129,725
Band 19	3,159.966	13.01	41,111
Band 24	3,996.200	12.99	51,911
Band 25	1,846.648	12.93	23,877
	34,207.603		$ 459,109
ING MarketPro Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	12,824.397	$ 10.90	$ 139,786
Band 20	5,371.091	10.82	58,115
Band 25	6,625.811	10.83	71,758
	24,821.299		$ 269,659
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	15,357.156	$ 17.24	$ 264,757
Band 3	186,434.280	16.96	3,161,925
Band 6	70,892.699	12.51	886,868
Band 9	6,447.156	12.34	79,558
Band 10	169.387	12.29	2,082
Band 17	110,822.558	12.68	1,405,230
Band 19	3,652.680	12.63	46,133
Band 20	12,535.306	12.53	157,067
Band 24	21,834.087	12.62	275,546
Band 25	52,660.937	12.56	661,421
Band 26	7,140.429	12.51	89,327
Band 27	9,458.611	12.44	117,665
Band 28	3,016.746	12.42	37,468
	500,422.032		$ 7,185,047

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Marsico International Opportunities			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,389.801	$ 15.22	$ 21,153
Band 3	7,392.408	15.18	112,217
Band 5	2,007.824	15.27	30,659
Band 6	33,860.449	15.22	515,356
Band 7	2,925.192	15.18	44,404
Band 8	1,601.303	15.15	24,260
Band 9	7,923.217	15.10	119,641
Band 10	4,022.497	15.06	60,579
Band 17	13,669.823	15.17	207,371
Band 19	11,948.705	15.13	180,784
Band 20	1,874.272	15.04	28,189
Band 22	487.539	15.01	7,318
Band 24	66,453.272	15.12	1,004,773
Band 25	63,578.838	15.07	958,133
Band 26	2,718.188	15.03	40,854
Band 27	1,162.179	14.97	17,398
Band 28	3,006.566	14.95	44,948
	226,022.073		$ 3,418,037
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	12,510.167	$ 27.67	$ 346,156
Band 2	5,726.566	27.67	158,454
Band 3	59,875.118	27.17	1,626,807
Band 4	35,828.585	27.17	973,463
Band 5	5,625.608	28.36	159,542
Band 6	52,935.981	27.67	1,464,739
Band 8	14,846.595	26.68	396,107
Band 9	27,931.915	26.03	727,068
Band 10	1,440.305	25.55	36,800
Band 17	73,390.512	12.03	882,888
Band 19	8,262.742	11.98	98,988
Band 20	28,832.779	11.88	342,533
Band 22	2,039.558	11.84	24,148
Band 24	152,555.353	11.97	1,826,088
Band 25	109,204.248	11.91	1,300,623
Band 27	14,929.175	11.80	176,164
Band 28	461.702	11.79	5,443
	606,396.909		$ 10,546,011

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	1,109.252	$ 14.70	$ 16,306
Band 6	87,798.645	14.74	1,294,152
Band 8	4,078.982	14.66	59,798
Band 9	11,382.557	14.61	166,299
Band 17	57,566.020	14.69	845,645
Band 19	19,478.471	14.65	285,360
Band 20	9,178.418	14.56	133,638
Band 22	534.997	14.53	7,774
Band 24	31,826.023	14.64	465,933
Band 25	13,575.896	14.59	198,072
Band 26	413.922	14.55	6,023
Band 27	904.101	14.49	13,100
	237,847.284		$ 3,492,100
ING Oppenheimer Main Street Portfolio® - Service Class			
Contracts in accumulation period:			
Band 1	3,062.025	$ 24.90	$ 76,244
Band 2	13,765.415	24.90	342,759
Band 3	25,754.274	24.46	629,950
Band 4	38,683.397	24.46	946,196
Band 5	662.910	25.53	16,924
Band 6	14,382.282	24.90	358,119
Band 8	17,051.776	24.01	409,413
Band 9	56,362.308	23.42	1,320,005
Band 17	29,737.543	13.12	390,157
Band 19	2,056.142	13.07	26,874
Band 20	1,548.631	12.96	20,070
Band 22	103.211	12.91	1,332
Band 24	9,297.149	13.05	121,328
Band 25	60,141.834	12.99	781,242
Band 27	376.566	12.87	4,846
	272,985.463		$ 5,445,459

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING PIMCO Core Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	6,901.673	$ 14.37	$ 99,177
Band 3	15,727.625	14.11	221,917
Band 5	8,574.342	14.73	126,300
Band 6	166,024.161	14.37	2,385,767
Band 8	10,674.510	13.85	147,842
Band 9	29,043.449	13.51	392,377
Band 10	2,455.060	13.26	32,554
Band 17	57,445.905	10.53	604,905
Band 19	10,521.704	10.49	110,373
Band 20	21,767.562	10.41	226,600
Band 24	114,904.130	10.48	1,204,195
Band 25	82,969.323	10.43	865,370
Band 26	2,329.851	10.39	24,207
Band 27	3,955.595	10.33	40,861
Band 28	4,185.858	10.32	43,198
	537,480.748		$ 6,525,643
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	3,246.997	$ 12.01	$ 38,996
Band 3	44,883.006	11.96	536,801
Band 5	6,721.736	12.07	81,131
Band 6	54,171.704	12.01	650,602
Band 8	7,815.066	11.91	93,077
Band 9	29,370.719	11.85	348,043
Band 10	2,129.021	11.80	25,122
Band 17	75,896.991	11.60	880,405
Band 19	5,089.843	11.56	58,839
Band 20	18,033.151	11.46	206,660
Band 24	72,194.354	11.54	833,123
Band 25	40,020.125	11.49	459,831
Band 26	2,725.652	11.45	31,209
Band 27	4,890.461	11.38	55,653
Band 28	2,891.895	11.37	32,881
	370,080.721		$ 4,332,373
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	1,462.313	$ 12.67	$ 18,528
Band 8	25.621	12.61	323
Band 9	2,254.330	12.57	28,337
Band 17	776.148	12.63	9,803
Band 20	54.861	12.52	687
Band 24	770.197	12.59	9,697
Band 25	2,863.148	12.55	35,933
Band 27	2,141.541	12.46	26,684
	10,348.159		$ 129,992

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,502.740	$ 12.10	$ 18,183
Band 3	224.152	12.07	2,706
Band 6	88,855.707	12.10	1,075,154
Band 8	458.864	12.04	5,525
Band 9	14,664.979	12.00	175,980
Band 10	188.987	11.97	2,262
Band 17	124,246.590	12.06	1,498,414
Band 19	2,394.778	12.03	28,809
Band 20	25,216.483	11.96	301,589
Band 22	3,318.110	11.93	39,585
Band 24	33,536.666	12.02	403,111
Band 25	14,321.561	11.98	171,572
Band 26	7,267.662	11.95	86,849
Band 28	2,167.533	11.89	25,772
	318,364.812		$ 3,835,511
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	4,788.410	$ 48.97	$ 234,488
Band 3	14,592.288	47.66	695,468
Band 5	437.799	12.51	5,477
Band 6	284,773.437	12.47	3,551,125
Band 8	5,234.252	12.40	64,905
Band 9	15,830.232	12.36	195,662
Band 17	206,507.859	12.42	2,564,828
Band 19	13,759.824	12.39	170,484
Band 20	38,699.812	12.32	476,782
Band 22	2,156.374	12.29	26,502
Band 24	103,053.138	12.38	1,275,798
Band 25	42,538.585	12.34	524,926
Band 26	5,417.264	12.31	66,687
Band 27	24,064.497	12.25	294,790
Band 28	1,924.431	12.24	23,555
	763,778.202		$ 10,171,477

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	3,152.100	$ 35.36	$ 111,458
Band 3	20,456.113	34.41	703,895
Band 5	486.215	13.59	6,608
Band 6	154,788.991	13.52	2,092,747
Band 8	923.060	13.41	12,378
Band 9	41,437.286	13.34	552,773
Band 10	1,046.474	13.28	13,897
Band 17	35,019.110	13.25	464,003
Band 19	11,229.499	13.20	148,229
Band 20	18,406.057	13.09	240,935
Band 22	385.175	13.05	5,027
Band 24	128,314.111	13.19	1,692,463
Band 25	70,539.660	13.13	926,186
Band 26	708.346	13.08	9,265
Band 27	5,794.251	13.00	75,325
Band 28	9,946.732	12.98	129,109
	502,633.180		$ 7,184,298
ING Templeton Global Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	7,302.720	$ 27.01	$ 197,246
Band 3	34,715.158	26.44	917,869
Band 6	113,249.048	13.86	1,569,632
Band 9	6,010.085	13.74	82,579
Band 17	19,473.812	13.81	268,933
Band 19	2,989.769	13.78	41,199
Band 20	559.314	13.69	7,657
Band 24	6,999.489	13.76	96,313
Band 25	36,488.373	13.72	500,620
Band 27	941.739	13.62	12,826
Band 28	5,631.124	13.61	76,640
	234,360.631		$ 3,771,514
ING UBS U.S. Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	17,190.666	$ 10.63	$ 182,737
Band 6	9,615.766	12.61	121,255
Band 8	2,929.352	12.51	36,646
Band 9	1,597.916	12.45	19,894
Band 17	2,195.919	12.43	27,295
Band 19	596.598	12.39	7,392
Band 20	15,487.973	12.29	190,347
Band 22	278.975	12.24	3,415
Band 24	3,560.795	12.37	44,047
Band 25	476.296	12.32	5,868
	53,930.256		$ 638,896

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Van Kampen Equity Growth			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	12,662.952	$ 13.01	$ 164,745
Band 8	891.584	12.94	11,537
Band 9	3,286.041	12.90	42,390
Band 17	818.907	12.96	10,613
Band 19	1,336.724	12.93	17,284
Band 20	882.816	12.85	11,344
Band 24	11,791.009	12.92	152,340
Band 25	325.299	12.87	4,187
	31,995.332		$ 414,440
ING Van Kampen Global Franchise			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	878.537	$ 12.18	$ 10,701
Band 6	34,844.872	12.77	444,969
Band 8	474.597	12.71	6,032
Band 9	34.137	12.67	433
Band 17	34,264.031	12.73	436,181
Band 20	6,966.001	12.62	87,911
Band 24	18,862.258	12.69	239,362
Band 25	6,853.829	12.64	86,632
Band 27	20,310.544	12.56	255,100
	123,488.806		$ 1,567,321
ING Van Kampen Growth and Income			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	5,216.330	$ 32.68	$ 170,470
Band 2	576.472	11.36	6,549
Band 3	39,982.453	32.04	1,281,038
Band 6	27,816.973	12.74	354,388
Band 8	941.712	12.68	11,941
Band 9	4,600.765	12.64	58,154
Band 10	714.102	12.60	8,998
Band 17	20,255.221	12.70	257,241
Band 19	1,264.514	12.67	16,021
Band 20	4,059.561	12.59	51,110
Band 22	728.236	12.56	9,147
Band 24	7,217.818	12.66	91,378
Band 25	2,525.933	12.61	31,852
Band 26	7,534.373	12.58	94,782
	123,434.463		$ 2,443,069

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Van Kampen Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	1,972.112	$ 83.11	$ 163,902
Band 2	1,254.478	13.58	17,036
Band 3	2,551.451	80.89	206,387
Band 5	667.717	21.94	14,650
Band 6	46,576.151	21.82	1,016,292
Band 7	3,242.524	21.73	70,460
Band 8	308.246	21.65	6,674
Band 9	10,469.621	21.53	225,411
Band 10	5,240.354	21.44	112,353
Band 17	72,278.167	18.53	1,339,314
Band 19	14,383.861	18.46	265,526
Band 20	11,306.814	18.31	207,028
Band 22	183.911	18.25	3,356
Band 24	38,039.555	18.44	701,449
Band 25	21,677.504	18.36	397,999
Band 26	2,699.196	18.29	49,368
Band 27	8,371.858	18.18	152,200
Band 28	980.831	18.16	17,812
	242,204.351		$ 4,967,217
ING VP Index Plus International Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	3,613.261	$ 12.72	$ 45,961
Band 5	987.376	12.77	12,609
Band 6	14,351.822	12.75	182,986
Band 8	67.679	12.70	860
Band 9	3,271.297	12.68	41,480
Band 17	4,395.347	12.72	55,909
Band 19	262.345	12.70	3,332
Band 24	5,214.968	12.69	66,178
Band 25	195.804	12.66	2,479
	32,359.899		$ 411,794
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	4,077.756	$ 26.19	$ 106,796
Band 3	32,567.723	25.62	834,385
Band 6	84,486.094	12.81	1,082,267
Band 9	1,865.062	12.70	23,686
Band 17	6,170.419	12.76	78,735
Band 19	450.763	12.73	5,738
Band 20	1,021.067	12.66	12,927
Band 24	8,039.125	12.72	102,258
Band 25	2,414.447	12.68	30,615
Band 28	165.382	12.58	2,081
	141,257.838		$ 2,279,488

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Wells Fargo Small Cap Disciplined			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	454.042	$ 11.48	$ 5,212
Band 6	10,845.206	11.48	124,503
Band 9	3,360.799	11.42	38,380
Band 17	5,664.695	11.45	64,861
Band 20	409.222	11.39	4,661
Band 22	610.619	11.37	6,943
Band 24	7,165.958	11.43	81,907
Band 25	1,031.413	11.40	11,758
	29,541.954		$ 338,225
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	110.624	$ 12.51	$ 1,384
Band 5	429.540	12.58	5,404
Band 6	122,777.698	12.54	1,539,632
Band 8	569.359	12.47	7,100
Band 9	2,136.919	12.43	26,562
Band 10	182.263	12.40	2,260
Band 17	96,578.870	12.50	1,207,236
Band 19	6,547.412	12.46	81,581
Band 20	14,573.227	12.39	180,562
Band 22	547.958	12.36	6,773
Band 24	51,515.548	12.45	641,369
Band 25	17,724.986	12.41	219,967
Band 26	5,093.602	12.38	63,059
Band 28	2,003.486	12.31	24,663
	320,791.492		$ 4,007,552
ING Columbia Small Cap Value II			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	22,521.172	$ 10.06	$ 226,563
Band 8	589.602	10.04	5,920
Band 9	1,307.483	10.03	13,114
Band 17	18,899.274	10.05	189,938
Band 24	35,041.306	10.04	351,815
Band 25	7,384.618	10.02	73,994
Band 27	389.037	10.00	3,890
	86,132.492		$ 865,234

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Davis Venture Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	39,777.033	$ 11.15	$ 443,514
Band 9	3,323.228	11.08	36,821
Band 17	114,294.017	11.12	1,270,949
Band 19	545.227	11.10	6,052
Band 20	6,897.073	11.06	76,282
Band 24	27,919.919	11.10	309,911
Band 25	19,732.797	11.07	218,442
Band 26	3,402.131	11.05	37,594
Band 27	2,422.164	11.02	26,692
Band 28	1,289.247	11.02	14,208
	219,602.836		$ 2,440,465
ING Fundamental Research Portfolio - Initial Class			
Contracts in accumulation period:			
Band 2	60,088.671	$ 10.49	$ 630,330
Band 4	163,349.553	10.48	1,711,903
	223,438.224		$ 2,342,233
ING Fundamental Research Portfolio - Service Class			
Contracts in accumulation period:			
Band 17	93.002	$ 12.17	$ 1,132
Band 24	344.663	12.12	4,177
	437.665		$ 5,309
ING JPMorgan International Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	1,456.487	$ 18.08	$ 26,333
Band 5	296.691	18.30	5,429
Band 6	22,463.878	18.17	408,169
Band 8	1,764.030	17.99	31,735
Band 9	4,301.197	17.87	76,862
Band 17	72,660.424	15.17	1,102,259
Band 19	2,393.162	15.11	36,161
Band 20	11,162.185	14.99	167,321
Band 24	15,460.085	15.10	233,447
Band 25	12,162.438	15.02	182,680
Band 26	384.623	14.97	5,758
Band 27	548.660	14.88	8,164
Band 28	375.726	14.86	5,583
	145,429.586		$ 2,289,901

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	1,979.723	$ 17.45	$ 34,546
Band 6	19,297.270	17.29	333,650
Band 7	90.495	17.17	1,554
Band 8	5,687.750	17.05	96,976
Band 9	13,747.763	16.89	232,200
Band 10	1,270.602	16.77	21,308
Band 17	4,996.614	13.74	68,653
Band 19	3,379.502	13.69	46,265
Band 20	1,729.197	13.58	23,482
Band 24	4,716.883	13.67	64,480
Band 25	4,373.206	13.61	59,519
Band 27	41.987	13.48	566
	61,310.992		$ 983,199
ING Legg Mason Partners Aggressive Growth			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	574.673	$ 14.04	$ 8,068
Band 6	11,762.920	13.95	164,093
Band 8	1,679.154	13.81	23,189
Band 9	3,433.706	13.72	47,110
Band 17	18,897.018	13.13	248,118
Band 19	1,358.521	13.08	17,769
Band 20	3,847.412	12.98	49,939
Band 24	31,344.401	13.07	409,671
Band 25	4,326.954	13.01	56,294
Band 26	6,761.810	12.96	87,633
Band 28	1,316.210	12.87	16,940
	85,302.779		$ 1,128,824
ING Neuberger Berman Partners			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,591.079	$ 10.31	$ 26,714
Band 3	29,151.201	10.30	300,257
Band 5	1,318.552	10.33	13,621
Band 6	9,918.094	10.31	102,256
Band 8	2,553.190	10.29	26,272
Band 9	825.908	10.28	8,490
Band 17	22,011.371	10.30	226,717
Band 19	1,389.832	10.29	14,301
Band 20	3,857.438	10.26	39,577
Band 24	4,402.118	10.28	45,254
Band 26	814.654	10.26	8,358
Band 28	531.606	10.24	5,444
	79,365.043		$ 817,261

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Neuberger Berman Regency Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	406.538	$ 10.09	$ 4,102
Band 17	4,211.657	10.08	42,454
	4,618.195		$ 46,556
ING Oppenheimer Global Portfolio - Initial Class			
Contracts in accumulation period:			
Band 5	3,924.607	$ 14.05	$ 55,141
Band 6	2,166.304	14.00	30,328
Band 8	2,231.626	13.93	31,087
Band 9	3,224.926	13.88	44,762
Band 17	3,456.524	13.95	48,219
Band 19	715.937	13.92	9,966
Band 20	1,731.325	13.83	23,944
Band 24	766.950	13.91	10,668
Band 25	775.800	13.86	10,753
	18,993.999		$ 264,868
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Band 3	1,866.868	$ 13.88	$ 25,912
Band 5	812.634	16.13	13,108
Band 6	96,821.071	15.98	1,547,201
Band 8	28,687.384	15.76	452,113
Band 9	92,843.147	15.61	1,449,282
Band 17	80,397.264	15.11	1,214,803
Band 19	2,617.205	15.05	39,389
Band 20	25,301.694	14.93	377,754
Band 22	1,967.702	14.88	29,279
Band 24	83,880.466	15.04	1,261,562
Band 25	99,316.305	14.97	1,486,765
Band 26	6,493.769	14.91	96,822
Band 27	12,298.764	14.82	182,268
Band 28	1,180.825	14.80	17,476
	534,485.098		$ 8,193,734
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	1,870.673	$ 11.21	$ 20,970
Band 6	8,762.867	11.20	98,144
Band 9	22.435	11.16	250
Band 17	4,597.564	11.18	51,401
Band 19	1,055.141	11.17	11,786
Band 24	23,615.168	11.16	263,545
Band 25	1,805.579	11.15	20,132
	41,729.427		$ 466,228

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class			
Contracts in accumulation period:			
Band 9	370.470	$ 9.76	$ 3,616
Band 17	619.448	12.95	8,022
	989.918		$ 11,638
ING UBS U.S. Large Cap Equity			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	598.396	$ 13.66	$ 8,174
Band 6	11,440.840	13.59	155,481
Band 8	150.970	13.48	2,035
Band 9	1,488.944	13.41	19,967
Band 17	17,226.119	13.48	232,208
Band 20	2,771.637	13.32	36,918
Band 22	36.098	13.28	479
Band 24	8,212.484	13.42	110,212
Band 25	574.449	13.35	7,669
Band 26	595.370	13.31	7,924
	43,095.307		$ 581,067
ING UBS U.S. Small Cap Growth			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 9	23.637	$ 9.67	$ 229
Band 17	117.634	9.69	1,140
Band 24	577.073	9.67	5,580
	718.344		$ 6,949
ING Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Band 5	6,889.615	$ 14.47	$ 99,693
Band 6	60,885.158	14.34	873,093
Band 8	8,249.597	14.14	116,649
Band 9	6,320.462	14.01	88,550
Band 17	66,406.969	12.98	861,962
Band 19	5,255.296	12.93	67,951
Band 20	31,012.070	12.83	397,885
Band 22	3,024.764	12.78	38,656
Band 24	45,247.980	12.92	584,604
Band 25	29,315.423	12.86	376,996
Band 26	1,825.144	12.81	23,380
Band 27	12,041.776	12.74	153,412
Band 28	1,127.050	12.72	14,336
	277,601.304		$ 3,697,167

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	12,237.548	$ 12.07	$ 147,707
Band 9	8,794.297	11.97	105,268
Band 17	2,548.299	12.03	30,656
Band 19	2,852.175	12.00	34,226
Band 20	3,905.754	11.92	46,557
Band 22	109.897	11.89	1,307
Band 24	9,770.526	11.98	117,051
Band 25	2,769.793	11.94	33,071
Band 28	2,234.965	11.85	26,484
	45,223.254		$ 542,327
ING GET U.S. Core Portfolio - Series 1			
Contracts in accumulation period:			
Band 5	32,252.379	$ 11.10	$ 358,001
Band 6	24,733.227	11.02	272,560
Band 7	19,053.527	10.96	208,827
Band 8	119,144.539	10.91	1,299,867
Band 9	115,865.816	10.83	1,254,827
Band 10	13,869.466	10.77	149,374
	324,918.954		$ 3,543,456
ING GET U.S. Core Portfolio - Series 2			
Contracts in accumulation period:			
Band 5	84,587.588	$ 10.70	$ 905,087
Band 6	15,754.661	10.63	167,472
Band 7	11,074.112	10.57	117,053
Band 8	189,723.382	10.52	1,995,890
Band 9	137,659.220	10.45	1,438,539
Band 10	86,291.905	10.40	897,436
	525,090.868		$ 5,521,477
ING GET U.S. Core Portfolio - Series 3			
Contracts in accumulation period:			
Band 5	18,713.558	$ 10.37	$ 194,060
Band 6	31,625.158	10.30	325,739
Band 7	3,662.988	10.26	37,582
Band 8	126,329.330	10.21	1,289,822
Band 9	94,541.417	10.15	959,595
Band 10	20,756.001	10.10	209,636
	295,628.452		$ 3,016,434
ING GET U.S. Core Portfolio - Series 4			
Contracts in accumulation period:			
Band 5	52,635.731	$ 11.02	$ 580,046
Band 6	1,348.643	10.96	14,781
Band 8	147,307.145	10.87	1,601,229
Band 9	73,744.733	10.81	797,181
Band 10	25,897.359	10.76	278,656
	300,933.611		$ 3,271,893

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 5			
Contracts in accumulation period:			
Band 5	19,685.362	$ 11.62	$ 228,744
Band 6	48,824.053	11.56	564,406
Band 8	113,003.219	11.47	1,296,147
Band 9	148,167.837	11.41	1,690,595
Band 10	8.381	11.37	95
Band 17	9,203.725	11.52	106,027
	338,892.577		$ 3,886,014
ING GET U.S. Core Portfolio - Series 6			
Contracts in accumulation period:			
Band 5	6,060.130	$ 11.09	$ 67,207
Band 6	12,643.899	11.04	139,589
Band 8	12,628.616	10.96	138,410
Band 9	70,864.110	10.91	773,127
Band 17	12,089.469	10.99	132,863
Band 20	54,144.747	10.86	588,012
Band 22	2,084.839	10.82	22,558
	170,515.810		$ 1,861,766
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Band 6	45,190.442	$ 10.90	$ 492,576
Band 8	135.599	10.83	1,469
Band 9	226,794.876	10.79	2,447,117
Band 17	7,369.575	10.85	79,960
Band 20	52,323.460	10.74	561,954
	331,813.952		$ 3,583,076
ING GET U.S. Core Portfolio - Series 8			
Contracts in accumulation period:			
Band 5	1,166.093	$ 11.02	$ 12,850
Band 6	10,142.848	10.98	111,368
Band 8	1,101.515	10.92	12,029
Band 9	23,482.148	10.88	255,486
Band 10	2,937.844	10.85	31,876
Band 20	23,651.814	10.84	256,386
	62,482.262		$ 679,995
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Band 5	40.404	$ 10.82	$ 437
Band 8	11,825.085	10.74	127,001
Band 9	2,415.214	10.71	25,867
Band 17	3,980.245	10.76	42,827
Band 20	17,360.045	10.67	185,232
	35,620.993		$ 381,364

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Band 5	22,216.354	$ 10.79	$ 239,714
Band 8	70,079.215	10.72	751,249
Band 9	397.622	10.69	4,251
Band 10	196.885	10.67	2,101
	92,890.076		$ 997,315
ING GET U.S. Core Portfolio - Series 11			
Contracts in accumulation period:			
Band 5	5,253.508	$ 10.64	$ 55,897
Band 6	26,110.269	10.62	277,291
Band 8	143,656.871	10.58	1,519,890
Band 9	320,634.850	10.56	3,385,904
Band 17	10,106.718	10.59	107,030
Band 20	1,038.654	10.54	10,947
	506,800.870		$ 5,356,959
ING GET U.S. Core Portfolio - Series 12			
Contracts in accumulation period:			
Band 5	1,407.667	$ 11.23	$ 15,808
Band 8	1,588.661	11.19	17,777
Band 9	101,401.951	11.17	1,132,660
Band 10	149.674	11.15	1,669
Band 20	317.364	11.15	3,539
	104,865.317		$ 1,171,453
ING GET U.S. Core Portfolio - Series 13			
Contracts in accumulation period:			
Band 8	54,616.051	$ 10.08	$ 550,530
Band 9	437,513.171	10.07	4,405,758
Band 10	35,955.634	10.06	361,714
Band 17	9,142.583	10.08	92,157
Band 20	407,009.237	10.05	4,090,443
Band 22	5,527.799	10.05	55,554
	949,764.475		$ 9,556,156
ING VP Global Equity Dividend Portfolio			
Contracts in accumulation period:			
Band 3	2,602.004	$ 9.24	$ 24,043
Band 5	920.386	9.46	8,707
Band 6	7,154.212	9.34	66,820
Band 8	1,050.450	9.15	9,612
Band 9	7,553.346	9.03	68,207
Band 17	3,500.089	14.34	50,191
Band 19	754.733	14.29	10,785
Band 20	1,216.102	14.17	17,232
Band 24	2,119.803	14.28	30,271
Band 25	1,882.172	14.21	26,746
Band 27	4,471.277	14.07	62,911
	33,224.574		$ 375,525

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Band 5	14,665.398	$ 11.63	$ 170,559
Band 6	62,668.660	11.50	720,690
Band 7	118.475	11.40	1,351
Band 8	8,160.603	11.31	92,296
Band 9	19,375.595	11.19	216,813
Band 10	403.796	11.10	4,482
Band 17	56,997.954	12.81	730,144
Band 19	1,032.015	12.77	13,179
Band 20	10,617.216	12.66	134,414
Band 22	75.487	12.62	953
Band 24	71,983.285	12.75	917,787
Band 25	69,979.211	12.69	888,036
Band 26	3,221.957	12.65	40,758
Band 27	5,317.802	12.57	66,845
Band 28	4,304.910	12.56	54,070
	328,922.364		$ 4,052,377
ING VP Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	89.809	$ 10.75	$ 965
Band 5	4,909.980	15.33	75,270
Band 6	64,208.548	15.16	973,402
Band 8	10,691.325	14.91	159,408
Band 9	18,784.093	14.75	277,065
Band 10	198.995	14.63	2,911
Band 17	117,795.450	13.41	1,579,637
Band 19	3,880.255	13.37	51,879
Band 20	17,361.667	13.26	230,216
Band 22	270.394	13.21	3,572
Band 24	107,795.970	13.35	1,439,076
Band 25	68,270.223	13.29	907,311
Band 26	2,954.159	13.24	39,113
Band 27	11,636.593	13.16	153,138
Band 28	4,287.914	13.14	56,343
	433,135.375		$ 5,949,306

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Band 1	966.406	$ 12.78	$ 12,351
Band 2	87.691	10.99	964
Band 3	208.262	12.75	2,655
Band 5	1,659.481	16.73	27,763
Band 6	38,456.862	16.55	636,461
Band 7	588.872	16.41	9,663
Band 8	12,575.004	16.28	204,721
Band 9	23,048.916	16.10	371,088
Band 17	85,488.088	13.88	1,186,575
Band 19	3,467.539	13.83	47,956
Band 20	5,527.617	13.72	75,839
Band 22	68.049	13.67	930
Band 24	118,871.433	13.82	1,642,803
Band 25	65,317.956	13.75	898,122
Band 26	2,522.804	13.70	34,562
Band 27	13,855.612	13.62	188,713
Band 28	4,013.118	13.60	54,578
	376,723.710		$ 5,395,744
ING VP Value Opportunity Portfolio - Class S			
Contracts in accumulation period:			
Band 6	240.878	$ 10.57	$ 2,546
Band 8	3,062.668	10.39	31,821
Band 9	6,161.823	10.28	63,344
Band 17	2,007.927	12.91	25,922
Band 19	1,039.453	12.86	13,367
Band 20	2.839	12.76	36
Band 24	1,649.517	12.85	21,196
	14,165.105		$ 158,232
ING VP Financial Services Portfolio - Class S			
Contracts in accumulation period:			
Band 5	141.366	$ 13.73	$ 1,941
Band 6	11,916.432	13.65	162,659
Band 8	3,645.140	13.54	49,355
Band 9	2,556.465	13.47	34,436
Band 17	38,990.304	13.41	522,860
Band 20	767.802	13.25	10,173
Band 24	10,471.818	13.35	139,799
Band 25	8,136.127	13.28	108,048
Band 26	430.187	13.24	5,696
Band 27	1,369.452	13.16	18,022
Band 28	1,103.025	13.14	14,494
	79,528.118		$ 1,067,483

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division/Contract	Units Outstanding	Unit Value	Extended Value
ING VP MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 1	4,650.249	$ 8.74	$ 40,643
Band 3	557.984	8.66	4,832
	5,208.233		$ 45,475
ING VP SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 3	2,471.808	$ 8.13	$ 20,096
Band 6	11,878.696	13.31	158,105
Band 9	4.300	13.20	57
Band 10	158.135	13.16	2,081
Band 17	12,239.916	13.26	162,301
Band 20	5,032.592	13.15	66,179
Band 24	4,088.396	13.22	54,049
Band 25	5,367.910	13.17	70,695
	41,241.753		$ 533,563
ING VP Balanced Portfolio - Class S			
Contracts in accumulation period:			
Band 5	4,353.379	$ 10.51	$ 45,754
Band 6	911.501	10.49	9,562
Band 8	4,340.365	10.47	45,444
Band 9	8,763.743	10.46	91,669
Band 17	2,103.580	10.48	22,046
Band 19	647.987	10.47	6,784
Band 20	3,768.893	10.44	39,347
Band 24	5,348.224	10.46	55,942
Band 27	615.360	10.42	6,412
	30,853.032		$ 322,960
ING VP Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Band 2	212.666	$ 10.32	$ 2,195
Band 5	1,944.828	10.40	20,226
Band 6	191,871.096	10.36	1,987,785
Band 8	2,631.954	10.31	27,135
Band 9	13,225.164	10.27	135,822
Band 17	63,521.756	10.33	656,180
Band 19	8,592.886	10.30	88,507
Band 20	4,094.415	10.24	41,927
Band 24	57,755.187	10.29	594,301
Band 25	21,935.951	10.26	225,063
Band 27	3,488.409	10.18	35,512
Band 28	4,276.636	10.18	43,536
	373,550.948		$ 3,858,189
Legg Mason Partners Variable Lifestyle Balanced Portfolio			
Contracts in accumulation period:			
Band 2	49,633.722	$ 16.16	$ 802,081
Band 4	109,518.719	15.92	1,743,538
	159,152.441		$ 2,545,619

Division/Contract	Units Outstanding	Unit Value	Extended Value
Legg Mason Partners Variable Lifestyle Growth Portfolio			
Contracts in accumulation period:			
Band 2	13,386.830	$ 14.78	$ 197,857
Band 4	53,367.172	14.56	777,026
	66,754.002		$ 974,883
Legg Mason Partners Variable Lifestyle High Growth Portfolio			
Contracts in accumulation period:			
Band 2	4,884.037	$ 15.53	$ 75,849
Band 4	24,269.175	15.30	371,318
	29,153.212		$ 447,167
Legg Mason Partners Variable High Income Portfolio			
Contracts in accumulation period:			
Band 2	7,530.807	$ 17.40	$ 131,036
Band 4	5,008.898	17.10	85,652
	12,539.705		$ 216,688
Legg Mason Partners Variable International All Cap Growth Portfolio			
Contracts in accumulation period:			
Band 2	3,155.470	$ 17.93	$ 56,578
Band 4	9,222.691	17.61	162,412
	12,378.161		$ 218,990
Legg Mason Partners Variable Large Cap Value Portfolio			
Contracts in accumulation period:			
Band 2	10,364.414	$ 24.10	$ 249,782
Band 4	17,438.000	23.68	412,932
	27,802.414		$ 662,714
Legg Mason Partners Variable Money Market Portfolio			
Contracts in accumulation period:			
Band 2	1,520.733	$ 13.18	$ 20,043
Band 4	12,947.794	12.94	167,544
	14,468.527		$ 187,587

Division/Contract	Units Outstanding	Unit Value	Extended Value
Colonial Small Cap Value Fund, Variable			
Series - Class B			
Contracts in accumulation period:			
Band 1	1,517.321	$ 13.41	$ 20,347
Band 3	143.482	13.37	1,918
Band 5	222.196	13.46	2,991
Band 6	22,534.981	13.41	302,194
Band 8	46.550	13.34	621
Band 9	1,950.181	13.30	25,937
Band 10	173.878	13.26	2,306
Band 17	25,963.432	13.36	346,871
Band 19	1,148.143	13.33	15,305
Band 20	8,888.475	13.25	117,772
Band 24	28,935.473	13.32	385,421
Band 25	4,533.033	13.27	60,153
Band 26	2,415.014	13.24	31,975
Band 27	5,704.625	13.18	75,187
Band 28	608.187	13.17	8,010
	104,784.971		$ 1,397,008
Pioneer Small Cap Value VCT Portfolio - Class II			
Contracts in accumulation period:			
Band 5	2,998.345	$ 10.71	$ 32,112
Band 6	788.993	10.70	8,442
Band 8	2,814.442	10.68	30,058
Band 9	4,412.992	10.67	47,087
Band 17	2,418.196	10.69	25,851
Band 20	1,148.259	10.66	12,240
Band 24	4,511.012	10.68	48,178
Band 25	78.621	10.66	838
	19,170.860		$ 204,806
ProFund VP Bull			
Contracts in accumulation period:			
Band 6	963.633	$ 10.15	$ 9,781
Band 9	2,561.065	9.86	25,252
Band 17	721.182	12.33	8,892
Band 24	60.029	12.28	737
Band 25	428.043	12.22	5,231
Band 27	4,258.615	12.10	51,529
	8,992.567		$ 101,422

Division/Contract	Units Outstanding	Unit Value	Extended Value
ProFund VP Europe 30			
Contracts in accumulation period:			
Band 5	564.766	$ 11.76	$ 6,642
Band 6	1,643.292	11.62	19,095
Band 8	244.285	11.43	2,792
Band 9	966.201	11.30	10,918
Band 17	1,377.565	13.98	19,258
Band 19	413.201	13.93	5,756
Band 20	2,689.207	13.81	37,138
Band 24	2,196.375	13.91	30,552
	10,094.892		$ 132,151
ProFund VP Rising Rates Opportunity			
Contracts in accumulation period:			
Band 3	6,892.887	$ 8.12	$ 55,970
Band 5	3,231.381	8.21	26,530
Band 6	7,652.482	8.16	62,444
Band 9	3,304.983	8.02	26,506
Band 10	1,992.078	7.98	15,897
Band 17	351.606	9.30	3,270
Band 19	1,329.272	9.27	12,322
Band 20	12,579.443	9.19	115,605
Band 24	12,241.420	9.26	113,356
Band 25	5,827.046	9.21	53,667
Band 27	768.897	9.12	7,012
Band 28	257.810	9.11	2,349
	56,429.305		$ 494,928
ProFund VP Small-Cap			
Contracts in accumulation period:			
Band 1	449.340	$ 13.52	$ 6,075
Band 3	664.175	13.40	8,900
Band 5	2,869.455	13.67	39,225
Band 6	3,528.520	13.52	47,706
Band 8	1,865.446	13.29	24,792
Band 9	2,147.884	13.14	28,223
Band 10	1,564.889	13.03	20,391
Band 17	4,793.553	13.48	64,617
Band 19	116.293	13.43	1,562
Band 20	1,324.534	13.32	17,643
Band 24	3,306.046	13.42	44,367
Band 25	414.781	13.35	5,537
	23,044.916		$ 309,038

8.   Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Leisure Fund - Series I Shares						
2006	27	$13.90 to $14.43	$ 386	1.27%	1.25% to 2.45%	21.80% to 23.02%
2005	24	$11.41 to $11.73	275	2.03%	1.25% to 2.45%	-2.95% to -2.87%
2004	2	$11.85 to $11.86	20	-	1.65% to 1.75%	11.47%
2003	-	$10.64	1	(b)	1.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
Fidelity® VIP Equity-Income Portfolio - Service Class 2						
2006	374	$13.01 to $13.83	5,024	2.86%	1.05% to 2.45%	17.28% to 18.71%
2005	275	$11.21 to $11.65	3,121	1.06%	1.05% to 2.25%	3.51% to 4.48%
2004	145	$10.83 to $11.15	1,593	0.55%	1.05% to 1.95%	9.17% to 10.07%
2003	22	$9.92 to $10.13	219	(b)	1.05% to 1.90%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
Fidelity® VIP Contrafund® Portfolio - Service Class 2						
2006	852	$13.15 to $16.00	12,705	1.09%	1.05% to 2.45%	8.88% to 10.27%
2005	344	$11.97 to $14.51	4,669	0.04%	1.05% to 2.45%	14.20% to 15.43%
2004	79	$11.27 to $12.57	969	0.17%	1.05% to 2.10%	13.19% to 13.96%
2003	21	$10.84 to $11.03	230	(b)	1.05% to 1.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
Mutual Shares Securities Fund - Class 2						
2006	94	$10.81 to $10.91	1,020	(f)	1.05% to 2.45%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class						
2006	167	$12.48 to $21.06	$ 2,388	-	1.25% to 2.45%	-0.64% to 0.48%
2005	91	$12.56 to $20.96	1,477	-	1.25% to 2.45%	5.36% to 5.54%
2004	47	$19.60 to $19.86	927	-	1.25% to 1.40%	17.86% to 18.00%
2003	63	$16.63 to $16.83	1,046	-	1.25% to 1.40%	64.65% to 65.00%
2002	71	$10.10 to $10.20	723	-	1.25% to 1.40%	-31.01% to -30.89%
ING American Funds Growth Portfolio						
2006	1,846	$10.93 to $14.82	25,908	0.17%	1.05% to 2.45%	7.10% to 8.49%
2005	831	$12.68 to $13.66	10,807	-	1.05% to 2.45%	13.18% to 14.41%
2004	108	$11.23 to $11.94	1,273	-	1.05% to 2.10%	9.86% to 10.48%
2003	3	$10.75 to $10.78	35	(b)	1.25% to 1.90%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING American Funds Growth-Income Portfolio						
2006	1,520	$11.32 to $14.13	19,830	0.67%	1.05% to 2.45%	11.99% to 13.40%
2005	826	$11.17 to $12.46	9,574	0.26%	1.05% to 2.45%	3.13% to 4.27%
2004	102	$10.86 to $11.95	1,202	0.16%	1.05% to 2.10%	7.75% to 8.64%
2003	7	$10.97 to $11.00	79	(b)	1.05% to 1.90%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING American Funds International Portfolio						
2006	769	$12.35 to $19.14	12,769	0.68%	1.05% to 2.45%	15.65% to 17.14%
2005	379	$13.55 to $16.34	5,458	0.43%	1.05% to 2.45%	18.54% to 19.62%
2004	43	$11.48 to $13.66	571	0.34%	1.05% to 2.00%	16.38% to 17.21%
2003	2	$11.60 to $11.62	22	(b)	1.25% to 1.90%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING BlackRock Large Cap Growth Portfolio - Service Class						
2006	43	$12.16 to $12.36	522	-	1.05% to 2.00%	5.00% to 6.00%
2005	23	$11.59 to $11.66	267	(e)	1.05% to 1.95%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING BlackRock Large Cap Value Portfolio - Service Class						
2006	32	$12.63 to $12.91	$ 410	0.54%	1.05% to 2.45%	13.68% to 14.82%
2005	14	$11.11 to $11.20	152	(e)	1.25% to 2.45%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002						
ING Capital Guardian Small/Mid Cap Portfolio - Service Class						
2006	118	$11.98 to $21.27	2,207	0.44%	1.25% to 1.95%	10.52% to 11.39%
2005	137	$10.84 to $19.10	2,366	0.17%	1.25% to 1.95%	-2.39% to -2.25%
2004	119	$19.27 to $19.54	2,302	0.18%	1.25% to 1.40%	5.94% to 6.14%
2003	125	$18.19 to $18.41	2,267	0.16%	1.25% to 1.40%	38.43% to 38.63%
2002	115	$13.14 to $13.28	1,511	0.12%	1.25% to 1.40%	-26.47% to -26.34%
ING Capital Guardian U.S. Equities Portfolio - Service Class						
2006	68	$12.01 to $12.58	832	0.42%	1.25% to 2.00%	8.09% to 8.95%
2005	58	$11.12 to $11.56	659	0.47%	1.25% to 1.95%	4.66% to 4.90%
2004	55	$10.94 to $11.02	606	0.18%	1.25% to 1.40%	7.78% to 7.93%
2003	48	$10.15 to $10.21	483	-	1.25% to 1.40%	34.79% to 35.05%
2002	38	$7.53 to $7.56	290	0.17%	1.25% to 1.40%	-24.85% to -24.78%
ING EquitiesPlus Portfolio - Service Class						
2006	15	$10.73 to $10.76	165	(f)	1.25% to 1.65%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ING Evergreen Health Sciences Portfolio - Service Class						
2006	233	$12.00 to $13.20	2,896	-	1.05% to 2.45%	11.27% to 12.72%
2005	119	$10.72 to $11.76	1,324	-	1.05% to 2.45%	8.35% to 9.26%
2004	8	$9.88 to $10.80	86	(d)	1.05% to 1.95%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Evergreen Omega Portfolio - Service Class						
2006	7	$11.09 to $12.02	$ 82	-	1.05% to 2.25%	3.24% to 4.44%
2005	7	$10.69 to $11.56	77	(e)	1.05% to 2.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class						
2006	385	$13.05 to $14.96	5,132	-	1.05% to 2.45%	9.30% to 10.57%
2005	159	$11.94 to $13.53	1,952	-	1.05% to 2.45%	15.19% to 15.44%
2004	14	$11.65 to $11.72	168	-	1.25% to 1.40%	22.37% to 22.59%
2003	7	$9.52 to $9.56	69	-	1.25% to 1.40%	31.67% to 31.68%
2002	8	$7.23 to $7.26	56	0.18%	1.40%	-20.55%
ING FMR[SM] Large Cap Growth Portfolio - Service Class						
2006	57	$10.49 to $10.70	611	-	1.05% to 2.25%	0.29% to 1.42%
2005	40	$10.46 to $10.55	420	(e)	1.05% to 2.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Mid Cap Growth Portfolio - Service Class						
2006	172	$11.70 to $26.72	3,036	-	1.25% to 1.85%	2.72% to 3.32%
2005	90	$11.39 to $25.87	2,186	-	1.25% to 1.85%	1.68% to 1.81%
2004	90	$24.98 to $25.41	2,249	-	1.25% to 1.40%	13.44% to 13.64%
2003	101	$22.02 to $22.36	2,217	-	1.25% to 1.40%	37.20% to 37.35%
2002	100	$16.05 to $16.28	1,602	-	1.25% to 1.40%	-49.53% to -49.44%
ING Franklin Income Portfolio - Service Class						
2006	257	$10.86 to $10.95	2,809	(f)	1.05% to 2.45%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Global Real Estate Portfolio - Service Class						
2006	148	$13.54 to $13.64	$ 2,017	(f)	1.25% to 2.25%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ING Global Resources Portfolio - Service Class						
2006	188	$15.77 to $36.98	3,098	0.14%	1.05% to 2.45%	18.72% to 19.91%
2005	60	$13.30 to $30.84	894	0.20%	1.25% to 2.25%	35.83% to 36.04%
2004	5	$22.13 to $22.60	110	1.22%	1.25% to 1.40%	4.93% to 5.05%
2003	3	$21.09 to $21.58	54	-	1.25% to 1.40%	50.11% to 50.38%
2002	2	$14.05 to $14.35	28	0.52%	1.25% to 1.40%	-0.57% to -0.49%
ING Global Technology Portfolio - Service Class						
2006	14	$7.76 to $12.33	161	-	1.25% to 1.95%	7.21% to 7.93%
2005	11	$7.19 to $11.43	112	-	1.25% to 1.95%	0.70% to 0.70%
2004	2	$7.14	13	(g)	1.25%	(g)
2003	(g)	(g)	(g)	(g)	(g)	(g)
2002	(g)	(g)	(g)	(g)	(g)	(g)
ING International Portfolio - Service Class						
2006	19	$13.81	268	1.61%	1.40%	19.88%
2005	20	$11.52 to $11.52	226	2.30%	1.40%	8.99%
2004	20	$10.57	208	1.03%	1.40%	15.02%
2003	20	$9.19 to $9.30	182	-	1.25% to 1.40%	27.46% to 27.57%
2002	-	$7.21 to $7.29	1	(a)	1.40%	(a)
ING Janus Contrarian Portfolio - Service Class						
2006	47	$14.40 to $16.43	756	0.35%	1.05% to 2.10%	20.65% to 21.49%
2005	21	$11.87 to $13.55	272	-	1.25% to 1.95%	13.62% to 14.02%
2004	5	$10.41 to $11.47	57	-	1.40% to 1.75%	15.54%
2003	4	$9.01	40	-	1.40%	(c)
2002	-	-	-	-	1.25% to 1.40%	-26.86%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class						
2006	308	$18.10 to $18.88	$ 5,655	0.50%	1.05% to 2.45%	32.77% to 34.13%
2005	83	$13.64 to $14.08	1,148	-	1.25% to 2.25%	32.98% to 33.21%
2004	32	$10.46 to $10.57	335	0.32%	1.25% to 1.40%	16.09% to 16.28%
2003	33	$9.01 to $9.09	298	-	1.25% to 1.40%	44.62% to 44.75%
2002	37	$6.23 to $6.28	233	-	1.25% to 1.40%	-12.01% to -11.80%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class						
2006	420	$13.09 to $15.41	5,978	-	1.05% to 2.45%	13.94% to 15.43%
2005	203	$11.97 to $13.35	2,518	-	1.05% to 2.45%	1.69% to 2.61%
2004	14	$11.83 to $13.01	177	-	1.05% to 1.95%	23.94% to 24.62%
2003	2	$10.36 to $10.44	21	(b)	1.05% to 1.55%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Value Opportunities Portfolio - Service Class						
2006	133	$12.40 to $12.67	1,677	0.28%	1.05% to 2.45%	17.30% to 18.86%
2005	167	$10.57 to $10.66	1,770	(e)	1.05% to 2.45%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Julius Baer Foreign Portfolio - Service Class						
2006	366	$15.11 to $18.22	6,379	-	1.05% to 2.45%	26.26% to 27.56%
2005	152	$11.86 to $14.15	2,083	-	1.25% to 2.45%	13.15% to 13.93%
2004	19	$11.94 to $12.42	232	(d)	1.25% to 1.95%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Legg Mason Partners All Cap Portfolio - Service Class						
2006	171	$12.72 to $15.08	2,440	0.63%	1.05% to 2.25%	15.72% to 16.72%
2005	122	$11.07 to $12.94	1,496	0.47%	1.05% to 1.95%	2.50% to 3.44%
2004	16	$11.32 to $11.98	187	0.54%	1.40% to 1.75%	8.33%
2003	17	$10.45 to $10.51	180	-	1.25% to 1.40%	29.49% to 29.59%
2002	21	$8.07 to $8.11	169	0.79%	1.25% to 1.40%	-24.08% to -23.92%

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Legg Mason Value Portfolio - Service Class						
2006	550	$10.27 to $12.65	$ 6,449	-	1.05% to 2.25%	4.11% to 5.40%
2005	274	$9.74 to $12.05	3,032	-	1.05% to 2.25%	3.91% to 4.84%
2004	44	$9.36 to $11.53	419	0.35%	1.05% to 1.95%	11.69% to 12.65%
2003	19	$8.38 to $8.62	159	-	1.05% to 1.90%	20.85% to 21.07%
2002	12	$7.05 to $7.07	83	0.60%	1.25% to 1.40%	-20.88% to -20.47%
ING LifeStyle Aggressive Growth Portfolio - Service Class						
2006	1,240	$13.33 to $14.20	17,434	0.13%	1.25% to 2.45%	15.42% to 16.67%
2005	440	$11.90 to $12.20	5,317	0.04%	1.25% to 2.45%	5.67% to 6.18%
2004	31	$11.47 to $11.49	354	(d)	1.45% to 1.95%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING LifeStyle Growth Portfolio - Service Class						
2006	2,606	$13.22 to $13.49	34,973	0.47%	1.05% to 2.45%	12.79% to 14.02%
2005	861	$11.67 to $11.85	10,165	0.18%	1.25% to 2.45%	4.72% to 5.24%
2004	5	$11.24 to $11.26	51	(d)	1.45% to 2.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING LifeStyle Moderate Growth Portfolio - Service Class						
2006	2,950	$12.22 to $12.92	37,755	0.84%	1.05% to 2.45%	10.84% to 12.03%
2005	1,110	$11.35 to $11.48	12,710	0.40%	1.25% to 2.45%	3.73% to 4.46%
2004	71	$10.94 to $11.01	785	(d)	1.25% to 2.10%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING LifeStyle Moderate Portfolio - Service Class						
2006	1,188	$11.83 to $12.47	14,586	1.07%	1.05% to 2.60%	8.87% to 10.02%
2005	564	$11.05 to $11.28	6,309	0.44%	1.25% to 2.45%	3.44% to 3.81%
2004	6	$10.74 to $10.77	67	(d)	1.45% to 2.10%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Limited Maturity Bond Portfolio - Service Class						
2006	36	$20.96 to $21.54	$ 754	3.25%	1.25% to 1.40%	2.39% to 2.57%
2005	46	$20.47 to $21.00	941	5.07%	1.25% to 1.40%	0.20% to 0.33%
2004	58	$20.43 to $20.93	1,191	4.80%	1.25% to 1.40%	-0.05% to 0.14%
2003	68	$20.44 to $20.90	1,395	1.04%	1.25% to 1.40%	1.39% to 1.55%
2002	64	$20.16 to $20.58	1,298	3.64%	1.25% to 1.40%	5.77% to 5.86%
ING Liquid Assets Portfolio - Service Class						
2006	591	$10.25 to $17.43	7,050	4.34%	1.05% to 2.25%	2.30% to 3.31%
2005	352	$10.02 to $16.29	4,092	3.07%	1.25% to 2.25%	0.80% to 1.56%
2004	87	$9.98 to $16.04	1,254	1.01%	1.25% to 1.95%	-0.65% to -0.37%
2003	46	$15.38 to $16.57	720	0.91%	1.05% to 1.55%	-0.63% to -0.49%
2002	92	$15.84 to $16.18	1,467	1.44%	1.25% to 1.40%	0.00% to 0.19%
ING Lord Abbett Affiliated Portfolio - Service Class						
2006	34	$12.93 to $14.60	459	0.86%	1.25% to 1.85%	15.45% to 16.15%
2005	17	$11.20 to $12.57	201	1.55%	1.25% to 1.85%	3.98%
2004	87	$10.80 to $12.54	1,083	0.20%	1.05% to 1.95%	6.32% to 6.45%
2003	83	$11.71 to $11.78	968	-	1.25% to 1.40%	36.96% to 37.14%
2002	79	$8.55 to $8.59	677	0.21%	1.25% to 1.40%	-26.61% to -26.46%
ING MarketPro Portfolio - Service Class						
2006	25	$10.82 to $10.90	270	(f)	1.25% to 1.95%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ING Marsico Growth Portfolio - Service Class						
2006	500	$12.29 to $17.24	7,184	-	1.25% to 2.45%	2.48% to 3.67%
2005	397	$11.94 to $16.63	5,971	-	1.25% to 2.45%	6.75% to 7.58%
2004	296	$11.19 to $15.47	4,504	-	1.25% to 1.95%	10.90% to 11.14%
2003	323	$13.76 to $13.92	4,447	-	1.25% to 1.40%	30.80% to 31.07%
2002	333	$10.52 to $10.62	3,502	-	1.25% to 1.40%	-30.52% to -30.50%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Marsico International Opportunities Portfolio - Service Class						
2006	226	$14.95 to $15.27	$ 3,417	0.03%	1.05% to 2.45%	21.31% to 22.65%
2005	147	$12.34 to $12.45	1,817	(e)	1.05% to 2.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING MFS Total Return Portfolio - Service Class						
2006	606	$11.79 to $28.36	10,544	2.33%	1.05% to 2.45%	9.37% to 10.74%
2005	480	$10.78 to $25.61	8,270	2.10%	1.05% to 2.45%	0.93% to 1.83%
2004	200	$10.73 to $25.15	4,707	1.95%	1.05% to 1.95%	8.99% to 9.97%
2003	181	$21.14 to $22.87	4,012	0.48%	1.05% to 1.90%	15.13% to 15.31%
2002	182	$19.23 to $19.47	3,506	2.15%	1.25% to 1.40%	-6.47% to -6.30%
ING MFS Utilities Portfolio - Service Class						
2006	238	$14.49 to $14.74	3,492	0.09%	1.25% to 2.25%	27.89% to 29.18%
2005	87	$11.33 to $11.41	988	(e)	1.25% to 2.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Main Street Portfolio® - Service Class						
2006	273	$12.87 to $25.53	5,444	1.18%	1.05% to 2.25%	12.40% to 13.77%
2005	141	$11.45 to $22.44	2,788	0.90%	1.05% to 2.25%	3.91% to 4.62%
2004	114	$11.10 to $21.45	2,350	0.80%	1.05% to 1.75%	10.89% to 11.66%
2003	130	$18.00 to $19.21	2,420	0.22%	1.05% to 1.75%	22.85% to 23.04%
2002	143	$15.14 to $15.32	2,176	0.39%	1.25% to 1.40%	-25.93% to -25.85%
ING PIMCO Core Bond Portfolio - Service Class						
2006	537	$10.32 to $14.73	6,525	2.42%	1.05% to 2.45%	1.97% to 3.22%
2005	356	$10.12 to $14.27	4,307	3.26%	1.05% to 2.45%	0.49% to 1.42%
2004	110	$10.12 to $14.07	1,456	3.24%	1.05% to 2.10%	2.87% to 3.76%
2003	63	$12.53 to $13.56	825	1.59%	1.05% to 1.90%	3.23% to 3.42%
2002	63	$12.71 to $12.87	805	3.99%	1.25% to 1.40%	7.17% to 7.34%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING PIMCO High Yield Portfolio - Service Class						
2006	370	$11.37 to $12.07	$ 4,331	6.23%	1.05% to 2.45%	6.45% to 7.77%
2005	230	$10.69 to $11.20	2,518	6.85%	1.05% to 2.25%	2.29% to 3.23%
2004	94	$10.49 to $10.85	1,016	(d)	1.05% to 1.95%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING Pioneer Fund Portfolio - Service Class						
2006	10	$12.46 to $12.67	130	-	1.25% to 2.25%	14.44% to 15.29%
2005	7	$10.94 to $10.99	77	(e)	1.25% to 1.95%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Pioneer Mid Cap Value Portfolio - Service Class						
2006	318	$11.89 to $12.10	3,836	0.18%	1.25% to 2.45%	9.79% to 10.91%
2005	135	$10.83 to $10.91	1,473	(e)	1.25% to 2.45%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class						
2006	764	$12.24 to $48.97	10,170	1.15%	1.05% to 2.45%	11.99% to 13.42%
2005	191	$10.93 to $43.26	2,834	0.65%	1.05% to 2.45%	6.25% to 6.39%
2004	22	$39.69 to $40.66	869	0.87%	1.25% to 1.40%	14.98% to 15.15%
2003	28	$34.52 to $35.31	964	0.43%	1.25% to 1.40%	23.46% to 23.68%
2002	32	$27.96 to $28.55	911	1.21%	1.25% to 1.40%	-0.92% to -0.76%
ING T. Rowe Price Equity Income Portfolio - Service Class						
2006	503	$12.98 to $35.36	7,183	1.27%	1.05% to 2.45%	16.31% to 17.87%
2005	330	$11.16 to $30.06	4,382	0.87%	1.05% to 2.45%	1.91% to 2.63%
2004	58	$11.00 to $29.29	1,336	0.92%	1.25% to 2.00%	13.31% to 13.44%
2003	42	$25.24 to $25.82	1,055	0.40%	1.25% to 1.40%	23.42% to 23.60%
2002	46	$20.45 to $20.89	942	1.31%	1.25% to 1.40%	-14.44% to -14.28%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Templeton Global Growth Portfolio - Service Class						
2006	234	$13.61 to $27.01	$ 3,771	0.85%	1.25% to 2.45%	19.79% to 20.42%
2005	54	$11.47 to $22.43	1,139	0.73%	1.25% to 1.75%	8.33% to 8.51%
2004	51	$20.30 to $20.67	1,045	0.48%	1.25% to 1.40%	9.43% to 9.54%
2003	56	$18.55 to $18.87	1,043	-	1.25% to 1.40%	34.42% to 34.59%
2002	66	$13.80 to $14.02	910	0.11%	1.25% to 1.40%	-21.32% to -21.15%
ING UBS U.S. Allocation Portfolio - Service Class						
2006	54	$10.63 to $12.61	639	1.57%	1.25% to 2.10%	8.86% to 9.65%
2005	52	$9.71 to $11.50	560	1.44%	1.25% to 1.95%	4.44% to 5.27%
2004	28	$9.24 to $10.94	271	0.92%	1.25% to 1.95%	9.35% to 9.54%
2003	20	$8.45 to $8.49	166	-	1.25% to 1.40%	16.39% to 16.46%
2002	21	$7.26 to $7.29	150	1.14%	1.25% to 1.40%	-16.36%
ING Van Kampen Equity Growth Portfolio - Service Class						
2006	32	$12.85 to $13.01	414	-	1.25% to 1.95%	2.07% to 2.76%
2005	17	$12.59 to $12.66	217	(e)	1.25% to 1.95%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Global Franchise Portfolio - Service Class						
2006	123	$12.18 to $12.77	1,567	1.36%	1.25% to 2.25%	18.60% to 19.79%
2005	40	$10.59 to $10.66	429	(e)	1.25% to 2.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Growth and Income Portfolio - Service Class						
2006	123	$11.36 to $32.68	2,443	1.16%	1.25% to 2.10%	13.56% to 14.55%
2005	88	$11.06 to $28.53	2,026	0.91%	1.25% to 2.10%	8.52% to 8.69%
2004	58	$25.81 to $26.25	1,502	0.82%	1.25% to 1.40%	12.51% to 12.71%
2003	84	$22.94 to $23.29	1,924	0.23%	1.25% to 1.40%	26.11% to 26.23%
2002	88	$18.19 to $18.45	1,606	0.78%	1.25% to 1.40%	-15.94% to -15.84%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Real Estate Portfolio - Service Class						
2006	242	$13.58 to $83.11	$ 4,966	1.09%	1.05% to 2.45%	34.52% to 36.19%
2005	128	$13.50 to $61.15	2,090	1.16%	1.05% to 2.45%	14.51% to 15.33%
2004	22	$11.84 to $53.02	670	1.65%	1.25% to 2.10%	35.82% to 36.05%
2003	8	$38.11 to $38.97	302	0.82%	1.25% to 1.40%	35.82% to 36.02%
2002	7	$28.06 to $28.65	185	3.64%	1.25% to 1.40%	-1.20% to -1.07%
ING VP Index Plus International Equity Portfolio - Service Class						
2006	32	$12.66 to $12.77	412	(f)	1.05% to 1.85%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class						
2006	141	$12.58 to $26.19	2,279	0.49%	1.25% to 2.45%	13.27% to 13.77%
2005	47	$11.23 to $23.03	983	0.63%	1.25% to 1.65%	4.35% to 4.49%
2004	43	$21.62 to $22.04	935	0.30%	1.25% to 1.40%	11.04% to 11.20%
2003	54	$19.47 to $19.82	1,063	0.10%	1.25% to 1.40%	29.28% to 29.46%
2002	59	$15.06 to $15.31	898	0.11%	1.25% to 1.40%	-30.28% to -30.12%
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class						
2006	30	$11.37 to $11.48	338	(f)	1.25% to 2.10%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ING Baron Small Cap Growth Portfolio - Service Class						
2006	321	$12.31 to $12.58	4,008	-	1.05% to 2.45%	12.63% to 14.05%
2005	72	$10.93 to $11.03	793	(e)	1.05% to 2.45%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Columbia Small Cap Value II Portfolio - Service Class						
2006	86	$10.00 to $10.06	$ 865	(f)	1.25% to 2.25%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ING Davis Venture Value Portfolio - Service Class						
2006	220	$11.02 to $11.15	2,440	-	1.25% to 2.45%	-
2005	1	$9.91	11	(e)	1.95%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING Fundamental Research Portfolio - Initial Class						
2006	223	$10.48 to $10.49	2,341	(f)	1.25% to 1.40%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ING Fundamental Research Portfolio - Service Class						
2006	-	$12.12 to $12.17	5	0.03%	1.45% to 1.65%	10.28%
2005	2	$10.98 to $10.99	26	(e)	1.65% to 1.85%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan International Portfolio - Service Class						
2006	145	$14.86 to $18.30	2,290	0.10%	1.05% to 2.45%	19.07% to 20.63%
2005	65	$12.48 to $15.17	842	0.90%	1.05% to 2.45%	7.73% to 8.41%
2004	3	$11.64 to $13.92	46	(d)	1.25% to 1.95%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Mid Cap Value Portfolio - Service Class						
2006	61	$13.48 to $17.45	$ 983	-	1.05% to 2.25%	13.95% to 15.26%
2005	66	$11.83 to $15.14	920	0.29%	1.05% to 2.25%	6.36% to 7.38%
2004	32	$11.17 to $14.10	436	-	1.05% to 1.95%	18.49% to 19.29%
2003	5	$11.68 to $11.82	54	(b)	1.05% to 1.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class						
2006	85	$12.87 to $14.04	1,129	-	1.05% to 2.45%	7.52% to 8.84%
2005	64	$11.97 to $12.90	777	-	1.05% to 2.45%	9.06% to 9.84%
2004	8	$11.03 to $11.69	93	-	1.25% to 1.95%	7.77% to 7.77%
2003	-	$10.81	5	(b)	1.55%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING Neuberger Berman Partners Portfolio - Service Class						
2006	79	$10.24 to $10.33	817	(f)	1.05% to 2.45%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ING Neuberger Berman Regency Portfolio - Service Class						
2006	5	$10.08 to $10.09	47	(f)	1.25% to 1.45%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ING Oppenheimer Global Portfolio - Initial Class						
2006	19	$13.83 to $14.05	265	0.06%	1.05% to 1.95%	15.64% to 16.79%
2005	22	$11.96 to $12.03	268	(e)	1.05% to 1.95%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Oppenheimer Global Portfolio - Service Class						
2006	534	$13.88 to $16.13	$ 8,193	0.08%	1.05% to 2.45%	14.97% to 16.38%
2005	185	$11.97 to $13.86	2,432	1.35%	1.05% to 2.25%	11.06% to 12.05%
2004	7	$11.66 to $12.37	80	-	1.05% to 1.95%	13.04% to 13.80%
2003	3	$10.74 to $10.87	28	(b)	1.05% to 1.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING Templeton Foreign Equity Portfolio - Service Class						
2006	42	$11.15 to $11.21	466	(f)	1.05% to 1.85%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ING Thornburg Value Portfolio - Initial Class						
2006	1	$9.76 to $12.95	12	0.70%	1.45% to 1.75%	14.82% to 15.11%
2005	3	$8.50 to $11.25	24	-	1.45% to 1.75%	-0.23%
2004	2	$8.52	17	(d)	1.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING UBS U.S. Large Cap Equity Portfolio - Service Class						
2006	43	$13.28 to $13.66	581	0.73%	1.05% to 2.10%	12.04% to 13.08%
2005	32	$11.19 to $12.08	380	0.89%	1.05% to 2.00%	7.19%
2004	6	$11.13	71	(d)	1.65%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING UBS U.S. Small Cap Growth Portfolio - Service Class						
2006	1	$9.67 to $9.69	7	(f)	1.45% to 1.75%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Comstock Portfolio - Service Class						
2006	278	$12.72 to $14.47	$ 3,696	0.74%	1.05% to 2.45%	13.35% to 14.66%
2005	194	$10.59 to $12.62	2,273	0.39%	1.05% to 2.25%	1.44% to 2.35%
2004	22	$11.13 to $12.33	264	-	1.05% to 1.95%	14.69% to 15.56%
2003	11	$10.55 to $10.67	116	(b)	1.05% to 1.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Equity and Income Portfolio - Service Class						
2006	45	$11.85 to $12.07	542	2.20%	1.25% to 2.45%	9.99% to 11.04%
2005	35	$10.81 to $10.87	377	(e)	1.25% to 2.10%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 1						
2006	325	$10.77 to $11.10	3,542	2.43%	1.55% to 2.40%	5.18% to 6.02%
2005	372	$10.24 to $10.47	3,840	2.39%	1.55% to 2.40%	-0.87% to 0.10%
2004	446	$10.33 to $10.46	4,629	0.65%	1.55% to 2.40%	0.98% to 1.85%
2003	510	$10.23 to $10.27	5,224	(b)	1.55% to 2.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING GET U.S. Core Portfolio - Series 2						
2006	525	$10.40 to $10.70	5,520	2.70%	1.55% to 2.40%	4.10% to 5.00%
2005	624	$9.99 to $10.19	6,281	2.83%	1.55% to 2.40%	-1.48% to -0.59%
2004	790	$10.14 to $10.25	8,050	0.10%	1.55% to 2.40%	1.20% to 2.09%
2003	1,045	$10.02 to $10.04	10,476	(b)	1.55% to 2.40%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING GET U.S. Core Portfolio - Series 3						
2006	296	$10.10 to $10.37	3,015	2.55%	1.55% to 2.40%	3.80% to 4.75%
2005	570	$9.73 to $9.90	5,583	1.91%	1.55% to 2.40%	-1.62% to -0.80%
2004	670	$9.89 to $9.98	6,647	(d)	1.55% to 2.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)

145

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 4						
2006	301	$10.76 to $11.02	$ 3,271	2.77%	1.55% to 2.40%	5.28% to 6.27%
2005	427	$10.22 to $10.37	4,384	1.56%	1.55% to 2.40%	-1.06% to -0.29%
2004	552	$10.33 to $10.40	5,714	(d)	1.55% to 2.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 5						
2006	339	$11.37 to $11.62	3,885	1.71%	1.55% to 2.40%	8.60% to 9.52%
2005	477	$10.47 to $10.61	5,020	0.90%	1.55% to 2.40%	0.29% to 1.14%
2004	641	$10.44 to $10.49	6,705	(d)	1.55% to 2.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 6						
2006	171	$10.82 to $11.09	1,862	1.94%	1.55% to 2.60%	7.66% to 8.83%
2005	402	$10.05 to $10.19	4,064	0.34%	1.55% to 2.60%	0.00% to 1.09%
2004	525	$10.05 to $10.08	5,285	(d)	1.55% to 2.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 7						
2006	332	$10.74 to $10.90	3,582	1.79%	1.75% to 2.45%	7.62% to 8.35%
2005	656	$9.97 to $10.06	6,569	(e)	1.75% to 2.60%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 8						
2006	62	$10.84 to $11.02	680	0.69%	1.55% to 2.45%	7.97% to 9.00%
2005	293	$10.04 to $10.11	2,946	(e)	1.55% to 2.45%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 9						
2006	36	$10.67 to $10.82	$ 381	0.72%	1.55% to 2.45%	7.45% to 8.42%
2005	157	$9.93 to $9.98	1,557	(e)	1.55% to 2.45%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 10						
2006	93	$10.67 to $10.79	997	0.48%	1.55% to 2.45%	7.13% to 8.12%
2005	283	$9.95 to $9.98	2,822	(e)	1.55% to 2.45%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 11						
2006	507	$10.54 to $10.64	5,356	(f)	1.55% to 2.45%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ING GET U.S. Core Portfolio - Series 12						
2006	105	$11.15 to $11.23	1,171	(f)	1.55% to 2.45%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ING GET U.S. Core Portfolio - Series 13						
2006	950	$10.05 to $10.08	9,554	(f)	1.95% to 2.60%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Global Equity Dividend Portfolio						
2006	33	$9.03 to $14.34	$ 376	4.10%	1.05% to 2.25%	24.40% to 25.97%
2005	29	$7.22 to $11.43	268	3.25%	1.05% to 2.25%	2.56% to 3.05%
2004	6	$7.04 to $7.21	40	-	1.25% to 1.75%	7.84% to 8.10%
2003	3	$6.63 to $6.67	21	-	1.25% to 1.40%	27.26%
2002	3	$5.21	14	0.01%	1.40%	-25.78%
ING VP Index Plus LargeCap Portfolio - Class S						
2006	329	$11.10 to $12.81	4,051	0.89%	1.05% to 2.45%	11.64% to 13.13%
2005	305	$9.96 to $11.38	3,370	0.76%	1.05% to 2.45%	3.10% to 4.05%
2004	58	$9.64 to $10.98	570	0.61%	1.05% to 1.95%	8.31% to 9.05%
2003	10	$8.90 to $9.06	89	(b)	1.05% to 1.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Index Plus MidCap Portfolio - Class S						
2006	433	$10.75 to $15.33	5,948	0.42%	1.05% to 2.45%	6.57% to 8.03%
2005	306	$11.52 to $14.19	3,933	0.26%	1.05% to 2.45%	8.68% to 9.66%
2004	60	$11.39 to $12.94	754	0.42%	1.05% to 2.10%	14.30% to 15.12%
2003	17	$11.05 to $11.24	194	(b)	1.05% to 1.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Index Plus SmallCap Portfolio - Class S						
2006	377	$10.99 to $16.73	5,395	0.25%	1.05% to 2.45%	10.84% to 12.28%
2005	292	$12.27 to $14.90	3,809	0.17%	1.05% to 2.45%	5.29% to 6.28%
2004	61	$11.70 to $14.02	817	-	1.05% to 2.10%	19.39% to 20.45%
2003	15	$11.40 to $11.64	173	(b)	1.05% to 1.90%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Value Opportunity Portfolio - Class S						
2006	14	$10.28 to $12.91	158	1.36%	1.25% to 1.95%	13.52% to 14.39%
2005	15	$8.98 to $11.31	148	1.09%	1.25% to 1.95%	4.75% to 5.36%
2004	4	$8.57 to $10.73	36	-	1.25% to 1.95%	7.89%
2003	1	$7.98	5	(b)	1.75%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Financial Services Portfolio - Class S						
2006	80	$13.14 to $13.73	$ 1,067	1.09%	1.05% to 2.45%	14.46% to 15.96%
2005	33	$11.48 to $11.84	387	0.93%	1.05% to 2.45%	5.78% to 6.47%
2004	4	$10.95 to $11.12	44	(d)	1.05% to 1.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP MidCap Opportunities Portfolio - Class S						
2006	5	$8.66 to $8.74	45	-	1.25% to 1.40%	6.00% to 6.33%
2005	5	$8.17 to $8.22	43	-	1.25% to 1.40%	8.64% to 8.73%
2004	8	$7.52 to $7.56	59	(d)	1.25% to 1.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ING VP SmallCap Opportunities Portfolio - Class S						
2006	41	$8.13 to $13.31	534	-	1.25% to 1.95%	10.13% to 11.01%
2005	22	$7.34 to $11.99	241	-	1.25% to 1.95%	7.31%
2004	3	$6.84	22	-	1.40%	8.40%
2003	4	$6.31 to $6.33	24	-	1.25% to 1.40%	36.58% to 36.72%
2002	1	$4.62 to $4.63	7	-	1.25% to 1.40%	-44.54% to -44.48%
ING VP Balanced Portfolio - Class S						
2006	31	$10.42 to $10.51	323	(f)	1.05% to 2.25%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ING VP Intermediate Bond Portfolio - Class S						
2006	374	$10.18 to $10.40	3,858	6.02%	1.05% to 2.45%	1.39% to 2.47%
2005	109	$10.04 to $10.11	1,099	(e)	1.25% to 2.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Legg Mason Partners Variable Lifestyle Balanced Portfolio						
2006	159	$15.92 to $16.16	$ 2,545	2.52%	1.25% to 1.40%	6.70% to 6.88%
2005	202	$14.92 to $15.12	3,021	2.09%	1.25% to 1.40%	1.08% to 1.20%
2004	242	$14.76 to $14.94	3,579	0.13%	1.25% to 1.40%	6.11% to 6.26%
2003	313	$13.91 to $14.06	4,364	2.53%	1.25% to 1.40%	18.58% to 18.85%
2002	348	$11.73 to $11.83	4,095	6.58%	1.25% to 1.40%	-7.78% to -7.65%
Legg Mason Partners Variable Lifestyle Growth Portfolio						
2006	67	$14.56 to $14.78	974	1.58%	1.25% to 1.40%	7.30% to 7.49%
2005	102	$13.57 to $13.75	1,381	1.39%	1.25% to 1.40%	3.27% to 3.46%
2004	125	$13.14 to $13.29	1,642	0.06%	1.25% to 1.40%	7.18% to 7.26%
2003	140	$12.26 to $12.39	1,715	1.62%	1.25% to 1.40%	28.11% to 28.26%
2002	157	$9.57 to $9.66	1,504	10.64%	1.25% to 1.40%	-19.24% to -19.10%
Legg Mason Partners Variable Lifestyle High Growth Portfolio						
2006	29	$15.30 to $15.53	447	0.82%	1.25% to 1.40%	7.90% to 8.07%
2005	48	$14.18 to $14.37	677	0.41%	1.25% to 1.40%	4.57% to 4.74%
2004	57	$13.56 to $13.72	777	-	1.25% to 1.40%	9.09% to 9.24%
2003	69	$12.43 to $12.56	854	0.64%	1.25% to 1.40%	34.96% to 35.20%
2002	76	$9.21 to $9.29	704	1.08%	1.25% to 1.40%	-24.82% to -24.72%
Legg Mason Partners Variable High Income Portfolio						
2006	13	$17.10 to $17.40	217	7.65%	1.25% to 1.40%	9.40% to 9.57%
2005	14	$15.63 to $15.88	215	7.80%	1.25% to 1.40%	1.23% to 1.34%
2004	14	$15.44 to $15.67	221	6.64%	1.25% to 1.40%	8.89% to 9.05%
2003	23	$14.18 to $14.37	321	7.26%	1.25% to 1.40%	25.71% to 25.94%
2002	25	$11.28 to $11.41	284	24.46%	1.25% to 1.40%	-4.57% to -4.44%
Legg Mason Partners Variable International All Cap Growth Portfolio						
2006	12	$17.61 to $17.93	219	2.02%	1.25% to 1.40%	24.10% to 24.34%
2005	15	$14.19 to $14.42	209	1.41%	1.25% to 1.40%	10.17% to 10.33%
2004	17	$12.88 to $13.07	216	0.89%	1.25% to 1.40%	16.14% to 16.38%
2003	21	$11.09 to $11.23	235	0.89%	1.25% to 1.40%	25.74% to 25.90%
2002	24	$8.82 to $8.92	214	0.85%	1.25% to 1.40%	-26.74% to -26.64%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Legg Mason Partners Variable Large Cap Value Portfolio						
2006	28	$23.68 to $24.10	$ 663	1.09%	1.25% to 1.40%	16.59% to 16.76%
2005	39	$20.31 to $20.64	790	1.31%	1.25% to 1.40%	5.02% to 5.20%
2004	54	$19.34 to $19.62	1,048	1.71%	1.25% to 1.40%	9.08% to 9.24%
2003	66	$17.73 to $17.96	1,173	1.50%	1.25% to 1.40%	25.83% to 25.95%
2002	87	$14.09 to $14.26	1,226	3.54%	1.25% to 1.40%	-26.46% to -26.30%
Legg Mason Partners Variable Money Market Portfolio						
2006	14	$12.94 to $13.18	188	4.73%	1.25% to 1.40%	3.19% to 3.37%
2005	12	$12.54 to $12.75	145	2.60%	1.25% to 1.40%	1.37% to 1.51%
2004	13	$12.37 to $12.56	163	0.87%	1.25% to 1.40%	-0.56% to -0.32%
2003	24	$12.44 to $12.60	298	0.66%	1.25% to 1.40%	-0.72% to -0.63%
2002	24	$12.53 to $12.68	304	1.33%	1.25% to 1.40%	-0.56% to 0.00%
Colonial Small Cap Value Fund, Variable Series - Class B						
2006	105	$13.17 to $13.46	1,397	0.41%	1.05% to 2.45%	16.65% to 17.84%
2005	71	$11.29 to $11.38	810	(e)	1.25% to 2.45%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer Small Cap Value VCT Portfolio - Class II						
2006	19	$10.66 to $10.71	205	(f)	1.05% to 1.95%	(f)
2005	(f)	(f)	(f)	(f)	(f)	(f)
2004	(f)	(f)	(f)	(f)	(f)	(f)
2003	(f)	(f)	(f)	(f)	(f)	(f)
2002	(f)	(f)	(f)	(f)	(f)	(f)
ProFund VP Bull						
2006	9	$9.86 to $12.33	101	0.26%	1.25% to 2.25%	11.11% to 12.28%
2005	9	$8.83 to $11.01	86	-	1.25% to 2.25%	0.91% to 1.46%
2004	8	$8.70 to $8.91	70	-	1.25% to 1.90%	7.48%
2003	3	$8.29	25	-	1.25%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ProFund VP Europe 30						
2006	10	$11.30 to $13.98	$ 132	0.43%	1.05% to 1.95%	15.18% to 16.32%
2005	8	$9.78 to $12.07	89	-	1.05% to 1.95%	6.01% to 6.98%
2004	21	$9.21 to $11.32	235	-	1.05% to 1.95%	0.00%
2003	1	$8.31	9	(b)	1.25%	(b)
2002	(b)	(b)	(b)	(b)	(b)	(b)
ProFund VP Rising Rates Opportunity						
2006	56	$7.98 to $9.30	495	2.07%	1.05% to 2.45%	7.67% to 8.89%
2005	36	$7.39 to $8.57	293	-	1.05% to 2.25%	-9.66% to -8.83%
2004	16	$8.17 to $9.43	133	(d)	1.05% to 1.95%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
ProFund VP Small-Cap						
2006	23	$13.03 to $13.67	309	-	1.05% to 1.95%	12.50% to 13.54%
2005	16	$11.57 to $12.04	193	-	1.05% to 1.95%	0.87% to 1.69%
2004	12	$11.47 to $11.84	138	-	1.05% to 1.90%	14.61% to 15.51%
2003	7	$10.06 to $10.25	67	-	1.05% to 1.75%	40.78% to 40.94%
2002	-	$7.21 to $7.23	1	(a)	1.40%	(a)

(a) As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.
(b) As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.
(c) As prior Contracts were replaced in 2003, this data is not meaningful and is therefore not presented.
(d) As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.
(e) As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.
(f) As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.
(g) As investment Division had neither assets nor activities in 2003 and 2002, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.
The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.
B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3.   Certain
items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.
C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this
table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

FINANCIAL STATEMENTS — STATUTORY BASIS
ReliaStar Life Insurance Company of New York
For the years ended December 31, 2006, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements – Statutory Basis

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
ReliaStar Life Insurance Company of New York

We have audited the accompanying statutory basis balance sheets of ReliaStar Life Insurance Company of New York (the "Company," an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2006 and 2005, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the New York State Insurance Department ("New York Insurance Department"), which practices differ from United States generally accepted accounting principles. The variances between such practices and United States generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with United States generally accepted accounting principles, the financial position of ReliaStar Life Insurance Company of New York at December 31, 2006 and 2005, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2006.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting practices prescribed or permitted by the New York Insurance Department.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 30, 2007

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Balance Sheets - Statutory Basis

| | December 31 | | |
	2006		2005
	(In Thousands)		
Admitted assets			
Cash and invested assets:			
Bonds	$	1,704,470	$ 1,726,321
Preferred stocks		4,955	2,000
Common stocks		641	522
Mortgage loans		158,174	192,068
Contract loans		97,662	93,442
Other invested assets		29,749	24,892
Cash and short-term investments		64,965	45,980
Total cash and invested assets		2,060,616	2,085,225
Deferred and uncollected premiums, less loading			
(2006-$4,442; 2005-$3,087)		20,681	(5,126)
Accrued investment income		17,864	18,171
Reinsurance balances recoverable		5,559	31,995
Indebtedness from related parties		1,419	508
Federal income tax recoverable		2,626	-
Net deferred tax asset		14,125	12,670
Separate account assets		876,248	661,578
Other assets		188	383
Total admitted assets	$	2,999,326	$ 2,805,404

The accompanying notes are an integral part of these financial statements.

3

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Balance Sheets - Statutory Basis

	December 31	
	2006	2005
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 1,600,504	$ 1,573,626
Accident and health reserves	30,435	17,301
Deposit type contracts	75,164	72,708
Policyholders' funds	1,614	1,711
Dividends payable	755	761
Policy and contract claims	36,289	33,210
Total policy and contract liabilities	1,744,761	1,699,317
Interest maintenance reserve	4,787	11,511
Accounts payable and accrued expenses	8,324	9,602
Reinsurance balances	1,945	9,430
Indebtedness to related parties	10,315	10,235
Contingency reserve	7,624	13,150
Asset valuation reserve	14,807	14,352
Borrowed money	71,061	97,727
Net transfers to Separate Accounts	(27,189)	(18,246)
Other liabilities	11,048	19,352
Separate account liabilities	873,631	659,078
Total liabilities	2,721,114	2,525,508
Capital and surplus:		
Common stock: $2.00 par value; authorized, issued and outstanding 1,377,863 shares	2,756	2,756
Paid-in and contributed surplus	138,881	138,881
Unassigned surplus	136,575	138,259
Total capital and surplus	278,212	279,896
Total liabilities and capital and surplus	$ 2,999,326	$ 2,805,404

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Statements of Operations - Statutory Basis

	Year ended December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 423,674	$ 360,173	$ 278,859
Considerations for supplementary contracts with life contingencies	335	150	154
Net investment income	112,195	113,725	116,891
Amortization of interest maintenance reserve	1,590	2,330	2,090
Commissions, expense allowances and reserve adjustments on reinsurance ceded	5,496	7,210	9,074
Other revenues	15,664	12,642	12,686
Total premiums and other revenues	558,954	496,230	419,754
Benefits paid or provided:			
Death benefits	83,354	81,175	89,424
Annuity benefits	18,644	19,682	18,191
Surrender benefits and withdrawals	161,361	154,661	163,596
Interest on policy or contract funds	2,812	2,362	1,293
Accident and health benefits	11,854	18,114	5,620
Other benefits	1,123	1,113	1,471
Increase in life, annuity, and accident and health reserves	39,991	15,097	27,701
Net transfers to (from) separate accounts	125,313	71,081	(11,795)
Total benefits paid or provided	444,452	363,285	295,501
Insurance expenses and other deductions:			
Commissions	41,702	31,998	32,808
General expenses	53,402	50,102	42,567
Insurance taxes, licenses and fees	7,111	6,282	3,458
Other (recovered expenses) deductions	(6,862)	165	2,446
Total insurance expenses and other deductions	95,353	88,547	81,279
Gain from operations before policyholder dividends, federal income taxes and net realized capital losses	19,149	44,398	42,974
Dividends to policyholders	669	655	579
Gain from operations before federal income taxes and net realized capital losses	18,480	43,743	42,395
Federal income (benefit) taxes	(211)	7,714	21,382
Gain from operations before net realized capital losses	18,691	36,029	21,013
Net realized capital losses	(811)	(431)	(2,438)
Net income	$ 17,880	$ 35,598	$ 18,575

The accompanying notes are an integral part of these financial statements.

5

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Statements of Changes in Capital and Surplus - Statutory Basis

		Year ended December 31				
		2006		**2005**		**2004**
		(In Thousands)				
Common stock:						
Balance at beginning and end of year	$	2,756	$	2,756	$	2,756
Paid-in and contributed surplus:						
Balance at beginning and end of year		138,881		138,881		138,881
Unassigned surplus:						
Balance at beginning of year		138,259		119,226		137,026
Net income		17,880		35,598		18,575
Change in net unrealized capital gains or losses		2,898		1,929		1,930
Change in nonadmitted assets		8,055		6,437		(7,892)
Change in liability for reinsurance in unauthorized companies		2,962		(981)		(870)
Change in asset valuation reserve		(455)		1,377		(1,558)
Change in net deferred income tax		(5,542)		(4,527)		11,260
Change in premium deficiency reserve		-		-		(12,045)
Other changes in surplus		118		-		-
Dividends to stockholder		(27,600)		(20,800)		(27,200)
Balance at end of year		136,575		138,259		119,226
Total capital and surplus	$	278,212	$	279,896	$	260,863

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Statements of Cash Flows - Statutory Basis

	Year ended December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Operations			
Premiums, policy proceeds, and other considerations received,			
net of reinsurance paid	$ 396,182	$ 362,193	$ 288,618
Net investment income received	115,293	118,312	120,132
Commission and expenses paid	(93,750)	(99,494)	(83,457)
Benefits paid	(259,509)	(278,358)	(265,241)
Net transfers to (from) separate accounts	(134,283)	(78,159)	11,161
Dividends paid to policyholders	(622)	(622)	(563)
Federal income taxes paid	(343)	(24,894)	(12,415)
Miscellaneous income	25,134	17,968	19,727
Net cash provided by operations	48,102	16,946	77,962
Investment activities			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	1,324,740	2,224,120	2,476,305
Stocks	-	2,227	24
Mortgage loans	38,393	36,968	24,536
Other invested assets	5,046	4,502	3,017
Net gains (losses) on cash and short term investments	(1,333)	18	-
Miscellaneous proceeds	352	4,370	7,618
Total investment proceeds	1,367,198	2,272,205	2,511,500
Cost of investments acquired:			
Bonds	1,315,331	2,242,237	2,520,737
Stocks	54	61	-
Mortgage loans	4,100	14,599	27,333
Other invested assets	6,768	6,489	7,735
Miscellaneous applications	4,940	3,756	275
Total cost of investments acquired	1,331,193	2,267,142	2,556,080
Net increase in contract loans	(4,220)	(2,505)	(4,380)
Net cash provided by (used in) investment activities	31,785	2,558	(48,960)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Statements of Cash Flows - Statutory Basis

	Year ended December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Financing and miscellaneous activities			
Other cash provided (applied):			
Borrowed money	(26,663)	(4,933)	1,198
Net deposits (withdrawals) on deposit-type contracts	2,170	(2,271)	14,613
Dividends paid to stockholder	(27,600)	(20,800)	(27,200)
Other cash provided (applied)	(8,809)	22,123	(22,518)
Net cash used in financing and miscellaneous activities	(60,902)	(5,881)	(33,907)
Net increase (decrease) in cash and short-term investments	18,985	13,623	(4,905)
Cash and short-term investments:			
Beginning of year	45,980	32,357	37,262
End of year	$ 64,965	$ 45,980	$ 32,357

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements – Statutory Basis
(Dollar amount in millions, unless otherwise stated)

1.   **Nature of Operations and Significant Accounting Policies**

ReliaStar Life Insurance Company of New York (the "Company") is domiciled in New York and is a wholly owned subsidiary of ReliaStar Life Insurance Company ("ReliaStar"), a Minnesota domiciled insurance company. As of October 1, 2003, ReliaStar is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), which in turn is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Company's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in The Netherlands.

The Company principally provides and distributes life insurance and related financial services products, including individual life insurance and annuities, and group life, and health products and services. The Company's strategy is to offer a wide variety of products and services designed to address customers' needs for financial security, especially tax-advantaged savings for retirement and protection in the event of death.

The Company is presently licensed in all 50 states and the District of Columbia.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York Insurance Department, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

The Company invests in structured securities, including mortgage backed securities/collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value. When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Statement of Statutory Accounting Principles ("SSAP") No. 31, *Derivative Instruments* applies to derivative transactions entered into prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* for derivative transactions entered into or modified on or after January 1, 2003. Under this guidance, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying Balance Sheets.

Realized gains and losses on investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold. Realized losses due to impairment are recorded when there has been a decline in value deemed to be other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus. Under GAAP, such allowances are included as a component of earnings.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life of the business for GAAP purposes. For statutory accounting purposes, such amounts are recognized immediately in income, with gains reported as a separate component of surplus.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual* are excluded from the accompanying Balance Sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the Balance Sheets.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as required by GAAP.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Statements of Cash Flows: Cash and short-term investments in the Statements of Cash Flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Hybrid securities are generally defined as securities including both debt and equity characteristics. During 2005 and prior, hybrid securities were reported as bonds on the balance sheet. During 2006, the NAIC held discussions regarding the appropriate reporting/classification of these securities. Although discussion on the issues will continue into 2007, the short-term reporting guidance from the NAIC recommends that hybrid securities, as defined by this same NAIC guidance, be reported as preferred stock. Therefore, all hybrid securities have been reclassified as preferred stock on the Company's balance sheet as of December 31, 2006. This resulted in a reclassification of $3.0 from bonds to preferred stock on the Company's balance sheet as of December 31, 2006.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis.

Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to not sell the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred. The Company also considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other-than-temporary impairment testing. As part of this testing, the Company determines whether or not it has the ability and intent to not sell the investments for a period of time sufficient to allow for recovery in fair value.

The Company uses derivatives such as options and futures as part of its overall interest rate and other economical risk management strategy for certain life insurance and annuity products. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are deferred to IMR or included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with change in value recorded in surplus as unrealized gain or loss.

Derivatives that are designated in effective hedging relationships are reported in a manner that is consistent with the hedged asset or liability. All effective derivatives are reported at amortized cost with the exception of S&P Options. S&P Options are reported at fair value since they do not meet the hedge requirement of SSAP No. 86. The unrealized gains or losses from S&P Options are reported as unrealized gain or loss in surplus.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Contract loans are reported at unpaid principal balances.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short-term investments are reported at amortized cost, which approximates market value. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee.

Realized capital gains and losses are determined using the first-in first-out method.

Cash on hand includes cash equivalents. Cash equivalents are short-term investments that are both readily convertible to cash and have an original maturity date of three months or less.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.3% to 11.3%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

(Dollar amount in millions, unless otherwise stated)

The amount of insurance in force for which the gross premiums were less than the net premiums, according to the standard of valuation required by the New York Insurance Department, was $8.0 billion and $7.3 billion at December 31, 2006 and 2005, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums was $69.7 and $51.8 at December 31, 2006 and 2005, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with Statement of Statutory Accounting Principles ("SSAP") No. 54, *Individual and Group Accident and Health Contracts.*

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The tabular interest of funds not involving life contingencies is calculated as the current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contract and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment

Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of assets is calculated on a straight-line basis over the estimated useful lives of the assets.

Participating Insurance

Participating business approximates less than 3.4% of the Company's ordinary life insurance in force and 6.5% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $0.7, $0.7 and $0.6 was incurred in 2006, 2005 and 2004, respectively.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31			
	2006		2005	
	(In Thousands)			
Deferred federal income taxes	$	55,691	$	64,248
Agents' debit balances		1,819		1,870
Deferred and uncollected premiums		1,625		918
Other		962		1,116
Total nonadmitted assets	$	60,097	$	68,152

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2006. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2006.

Guaranteed Benefits

For the Guaranteed Minimum Death Benefits ("GMDB"), Actuarial Guideline 34 ("AG34") is followed. All the methodology and assumptions (mortality and interest) are contained in the guideline. AG34 interprets the standards for applying CARVM to GMDBs in variable annuity contracts where GMDBs are integrated with other benefits such as surrenders and annuitizations. This guideline requires that GMDBs be projected assuming an immediate drop in the value of the assets supporting the variable annuity contract, followed by a subsequent recovery at a Net Assumed Return. The immediate drops and assumed returns used in the projections are provided in AG34 and vary by five asset classes in order to reflect the risk/return differential inherent in each class. Contract specific asset based charges are deducted to obtain the Net Assumed Returns. This Guideline interprets mortality standards to be applied to projected GMDBs in the reserve calculation. In addition, this Guideline clarifies standards for reinsurance transactions involving GMDBs with the Integrated Benefit Streams modified to reflect both the payment of future reinsurance premiums and the recovery of future reinsured death benefits.

For the Guaranteed Minimum Income Benefits ("GMIB"), Actuarial Guideline 39 ("AG39") is followed. AG39 has two parts, the minimum of which is accrued charges to date for the inforce and the other involves an asset adequacy test which can produce reserves in addition to the accrued charges. This asset adequacy test was performed at 85 CTE of the present value of net claim costs less the present value of fees. Present values were taken at 4.5%. The equity scenarios used were generated using one blended fund return and a simple lognormal Brownian motion process with 8.1% drift and 18.0% volatility. Projections incorporated best estimate dynamic surrender and election assumptions.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments with a maturity of less than one year at date of acquisition.

Separate Accounts

Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $4.1 and $5.1 at December 31, 2006 and 2005, respectively. The operations of the separate accounts are not included in the accompanying statements of operations.

2.   **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the New York Insurance Department. The New York Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of New York. The New York Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the New York Insurance Department. As of December 31, 2006 and 2005, the Company had no such permitted accounting practices.

3.   Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
			(In Thousands)				
At December 31, 2006:							
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$	52,774	$	686	$	343	$ 53,117
States, municipalities, and political subdivisions		1,531		5		-	1,536
Foreign government (par value - $8,587)		9,269		690		51	9,908
Foreign other (par value - $189,604)		185,696		2,201		5,158	182,739
Public utilities securities		55,393		957		560	55,790
Corporate securities		650,802		10,348		10,032	651,118
Residential-backed securities		363,050		238		6,061	357,227
Commercial mortgage-backed securities		257,862		1,430		3,491	255,801
Other asset-backed securities		128,093		270		1,015	127,348
Total fixed maturities		1,704,470		16,825		26,711	1,694,584
Preferred stocks		4,955		-		67	4,888
Common stocks		351		290		-	641
Total equity securities		5,306		290		67	5,529
Total	$	1,709,776	$	17,115	$	26,778	$ 1,700,113

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2005:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 39,667	$ 184	$ 239	$ 39,612
States, municipalities, and political subdivisions	1,611	-	9	1,602
Foreign government (par value - $8,031)	8,441	448	74	8,815
Foreign other (par value - $206,012)	206,863	3,024	5,172	204,715
Public utilities securities	71,300	2,026	690	72,636
Corporate securities	697,152	13,579	10,222	700,509
Residential-backed securities	399,679	2,134	6,832	394,981
Commercial mortgage-backed securities	266,542	1,135	3,515	264,162
Other asset-backed securities	35,376	399	478	35,297
Total fixed maturities	1,726,631	22,929	27,231	1,722,329
Preferred stocks	2,000	-	-	2,000
Common stocks	298	224	-	522
Total equity securities	2,298	224	-	2,522
Total	$ 1,728,929	$ 23,153	$ 27,231	$ 1,724,851

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31	
	2006	**2005**
	(In Thousands)	
Amortized cost	$ 1,704,470	$ 1,726,631
Adjustments for below investment grade bonds	-	(310)
Carrying value	$ 1,704,470	$ 1,726,321

The aggregate fair values of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

December 31, 2006	Less than 6 months below cost	More than 6 months and less than 12 months below cost	More than 12 months below cost	Total
	(In Thousands)			
Fair value	$ 788,369	$ 155,529	$ 751,314	$ 1,695,212
Unrealized loss	4,310	1,847	20,554	26,711

December 31, 2005	Less than 6 months below cost	More than 6 months and less than 12 months below cost	More than 12 months below cost	Total
	(In Thousands)			
Fair value	$ 545,481	$ 261,390	$ 254,123	$ 1,060,994
Unrealized loss	10,768	6,613	9,850	27,231

The amortized cost and fair value of investments in bonds at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
Maturity:		
Due in 1 year or less	$ 55,697	$ 55,421
Due after 1 year through 5 years	354,588	354,120
Due after 5 years through 10 years	289,873	286,012
Due after 10 years	255,307	258,655
	955,465	954,208
Residential-backed securities	363,050	357,227
Commercial mortgage-backed securities	257,862	255,801
Other asset-backed securities	128,093	127,348
Total	$ 1,704,470	$ 1,694,584

At December 31, 2006 and 2005, investments in certificates of deposit and bonds with an admitted asset value of $5.4 and $5.9 were on deposit with state insurance departments to satisfy regulatory requirements.

At December 31, 2006 and 2005, the Company had loaned securities (which are reflected as invested assets on the balance sheets) with a market value of approximately $27.5 and $16.8, respectively.

Proceeds from the sales of investments in bonds and other fixed maturity interest securities were $0.5 billion, $1.1 billion and $1.3 billion in 2006, 2005 and 2004, respectively.

Realized capital losses are reported net of federal income taxes and amounts transferred to the IMR as follows:

		Year ended December 31				
		2006		**2005**		**2004**
		(In Thousands)				
Realized capital (losses) gains	$	(8,157)	$	3,120	$	6,579
Amount transferred to IMR (net of related taxes of						
$(2,764) in 2006, $1,513 in 2005 and $2,918 in 2004)		5,133		(2,809)		(5,418)
Federal income tax benefit (expense)		2,213		(742)		(3,599)
Net realized capital losses	$	(811)	$	(431)	$	(2,438)

Major categories of net investment income are summarized as follows:

		Year ended December 31				
		2006		**2005**		**2004**
		(In Thousands)				
Income:						
Bonds	$	93,961	$	94,809	$	95,051
Mortgage loans		12,662		15,294		16,093
Contract loans		6,755		6,341		7,014
Other		4,975		3,184		1,608
Total investment income		118,353		119,628		119,766
Investment expenses		(6,158)		(5,903)		(2,875)
Net investment income	$	112,195	$	113,725	$	116,891

The Company entered into reverse dollar repurchase agreements to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short-term collateralized financing and the repurchase obligation is reported in borrowed money on the balance sheet. The repurchase obligation totaled $71.1 and $97.7 at December 31, 2006 and 2005, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $72.8 and $101.8 and fair value of $70.4 and $98.4 at December 31, 2006 and 2005, respectively. The securities have a weighted average coupon rate of 5.3% with various maturity dates ending in December 2036. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2006. The Company believes that the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterparty risk is minimal.

(Dollar amount in millions, unless otherwise stated)

The maximum and minimum lending rates for long-term mortgage loans during 2006 were 6.2% and 6.2%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 55.8% on commercial properties. As of December 31, 2006 and 2005, the Company held no mortgages with interest more than 180 days overdue. The Company did not have an allowance for credit losses, but recorded impairments of nil, \$0.5 and \$0.6 as of December 31, 2006, 2005 and 2004, respectively. No interest was past due as of December 31, 2006.

In the course of the Company's asset management activities, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on its investment portfolio or to manage interest rate risk. The impact of such sales were immaterial to 2006 and 2005.

4. Derivative Financial Instruments Held for Purposes Other than Trading

The Company utilizes derivatives such as options, futures and interest rates wraps to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are followed in accordance with requirements set forth in SSAP No. 86 for those derivatives that are deemed highly effective.

The Company uses options and futures to hedge against increases in market indices. Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. All effective derivatives are reported at amortized cost with the exception of S&P Options. S&P Options are reported at fair value since they do not meet the hedge requirement of SSAP No. 86. The unrealized gains or losses from S&P Options are reported as unrealized gain or loss in surplus.

Premiums paid for the purchase of derivatives' contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets. Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains related to such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The table below summarizes the Company's derivative contracts included in other invested assets at December 31, 2006 and 2005:

	Notional Amount		Carrying Value		Fair Value
			(In Thousands)		
December 31, 2006					
Derivative contracts:					
Options owned	$ 25,699	$	952	$	952
Futures owned	13,249		(20)		(20)
Total derivatives	$ 38,948	$	932	$	932
December 31, 2005					
Derivative contracts:					
Options owned	$ 24,323	$	788	$	788
Total derivatives	$ 24,323	$	788	$	788

5.   Concentrations of Credit Risk

The Company held less than investment grade corporate bonds with an aggregate book value of $41.4 and $58.4 and an aggregate market value of $42.2 and $58.9 at December 31, 2006 and 2005, respectively. Those holdings amounted to 2.4% of the Company's investments in bonds and 1.4% of total admitted assets at December 31, 2006. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $18.9 and $29.5, with an aggregate NAIC market value of $19.0 and $28.8 at December 31, 2006 and 2005, respectively. The carrying value of these holdings amounted to 1.1% of the Company's investment in bonds and 0.6% of the Company's total admitted assets at December 31, 2006.

At December 31, 2006, the Company's commercial mortgages involved a concentration of properties located in California (26.1%) and Texas (14.9%). The remaining commercial mortgages relate to properties located in 24 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $7.6.

6.   Annuity Reserves

At December 31, 2006 and 2005, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(In Thousands)	
December 31, 2006		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 11,486	1.0 %
At book value less surrender charge	36,731	2.9
At fair value	794,599	63.5
Subtotal	842,816	67.4
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	362,959	29.0
Not subject to discretionary withdrawal	45,612	3.6
Total annuity reserves and deposit fund liabilities	$ 1,251,387	100.0 %
December 31, 2005		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 12,628	1.2 %
At book value less surrender charge	36,924	3.4
At fair value	592,384	55.0
Subtotal	641,936	59.6
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	387,505	36.0
Not subject to discretionary withdrawal	47,496	4.4
Total annuity reserves and deposit fund liabilities	$ 1,076,937	100.0 %

Of the total net annuity reserves and deposit fund liabilities of $1.3 billion at December 31, 2006, $0.5 billion is included in the general account and $0.8 billion is included in the separate account, respectively. Of the total net annuity reserves and deposit fund liabilities of $1.1 billion at December 31, 2005, $0.5 billion is included in the general account and $0.6 billion is included in the separate account, respectively.

7.   **Employee Benefit Plan**

ING North America Insurance Corporation ("ING North America") sponsors the ING Savings Plan and Employee Stock Ownership Plan ("ESOP"). Substantially all employees of ING North America and its subsidiaries and affiliates are eligible to participate, including the Company's employees. The Company matching contribution charges allocated to the Company were $1.0, $0.9 and $0.7 during 2006, 2005 and 2004, respectively.

8.   **Separate Accounts**

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefit paid or payable to the separate account policy and contract holders.

The general nature and characteristics of the separate account business follows:

	Non-Indexed Guarantee Less than/ equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2006			
Premium, consideration or deposits for the year	$ -	$ 221,966	$ 221,966
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 843,845	$ 843,845
Amortized cost	3,729	-	3,729
Total reserves	$ 3,729	$ 843,845	$ 847,574
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 3,729	$ -	$ 3,729
At market value	-	841,724	841,724
Subtotal	3,729	841,724	845,453
Not subject to discretionary withdrawal	-	2,121	2,121
Total separate account reserves	$ 3,729	$ 843,845	$ 847,574

	Non-Indexed Guarantee Less than/ equal to 4%	Non-Guaranteed Separate Accounts	Total
	(In Thousands)		
December 31, 2005			
Premium, consideration or deposits for the year	$ -	$ 157,080	$ 157,080
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 635,943	$ 635,943
Amortized cost	5,980	-	5,980
Total reserves	$ 5,980	$ 635,943	$ 641,923
Reserves for separate accounts by			
withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 5,980	$ -	$ 5,980
At market value	-	633,643	633,643
Subtotal	5,980	633,643	639,623
Not subject to discretionary withdrawal	-	2,300	2,300
Total separate account reserves	$ 5,980	$ 635,943	$ 641,923
December 31, 2004			
Premium, consideration or deposits for the year	$ -	$ 6,385	$ 6,385

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Transfers as reported in the Summary of Operations			
of the Separate Accounts Statement:			
Transfers to separate accounts	$ 221,966	$ 157,448	$ 68,044
Transfers from separate accounts	(96,653)	(86,534)	(80,285)
Net transfers from separate accounts	125,313	70,914	(12,241)
Reconciling adjustments:			
Miscellaneous transfers	-	167	446
Transfers as reported in the statements of operations	$ 125,313	$ 71,081	$ (11,795)

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2006 and 2005 were as follows:

	Guaranteed Minimum Death Benefit (GMDB)	Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)	Guaranteed Minimum Income Benefit (GMIB)
	(In Thousands)		
December 31, 2006			
Separate Account Liability	$ 524,952	$ 85,910	$ 197,247
Gross amount of reserve	1,394	466	1,088
Reinsurance reserve credit	371	-	-
December 31, 2005			
Separate Account Liability	322,515	36,437	61,302
Gross amount of reserve	1,384	90	773
Reinsurance reserve credit	286	-	-

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2006 and 2005, was $523.2 and $321.5, respectively.

9.   **Reinsurance**

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured.   To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $7.1, $6.4 and $5.4 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	Year ended December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Premiums	$ 43,486	$ 52,296	$ 60,571
Benefits paid or provided	46,703	47,487	39,190

Policy and contract liabilities were $163.3 and 146.6 at December 31, 2006 and 2005, respectively.

The Company has been in dispute with National Travelers Life Company ("NTL") over a cancer block of business that was subject to two Modified Coinsurance Agreements ("Agreements") between the parties that ceded 95% of this insurance from the Company to NTL. During 2004, this dispute was filed with an independent arbitration panel ("Panel").

During the third quarter of 2006, a settlement was reached with NTL to resolve all outstanding issues with the exception of fees and expenses and the agreements were commuted as of September 5, 2006. The Company recognized $21.2 in pretax income related to this settlement in 2006.

The amount of reinsurance commuted during 2006 included benefits received of $45.0, expense allowance adjustments of $13.0 and premiums of $36.7.

10. Federal Income Taxes

Effective January 1, 2006, the Company files a consolidated federal income tax return with its ultimate parent ING AIH, a Delaware corporation, and other U.S. affiliates. The Company has a written tax sharing agreement that provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate. A list of all affiliated companies that participate in the filing of this consolidated federal income tax return has been provided to the Department of Insurance.

Current income taxes incurred consist of the following major components:

	Year ended December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Federal tax (benefit) expense on operations	$ (211)	$ 7,714	$ 21,382
Federal tax (benefit) expense on capital gains (losses)	(2,213)	742	3,599
Total current tax (benefit) expense incurred	$ (2,424)	$ 8,456	$ 24,981

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2006	2005
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Deferred acquisition costs	$ 27,032	$ 25,728
Insurance reserves	44,026	40,625
Investments	1,354	816
Compensation	2,524	1,714
Nonadmitted assets	1,542	2,044
Unrealized loss on investments	-	189
Litigation accruals	2,668	4,602
Other	2,354	2,209
Total deferred tax assets	81,500	77,927
Deferred tax assets nonadmitted	(55,691)	(64,248)
Admitted deferred tax assets	25,809	13,679
Deferred tax liabilities resulting from book/tax differences in:		
Investments	950	937
Deferred and uncollected premium	9,362	-
Unrealized gain on investments	1,372	-
Other	-	72
Total deferred tax liabilities	11,684	1,009
Net admitted deferred tax asset	$ 14,125	$ 12,670

The change in net deferred income taxes is comprised of the following:

	December 31		
	2006	2005	Change
	(In Thousands)		
Total deferred tax assets	$ 81,500	$ 77,927	$ 3,573
Total deferred tax liabilities	(11,684)	(1,009)	(10,675)
Net deferred tax asset	$ 69,816	$ 76,918	(7,102)
Less current year change in unrealized gains			1,560
Change in net deferred income tax			(5,542)
Less other items in surplus:			
Current year change in nonadmitted assets			(196)
Unrealized gains			697
Change in deferred taxes for rate reconciliation			$ (5,041)

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income (including capital losses) before income taxes. The significant items causing this difference are:

	Year Ended December 31		
	2006	**2005**	**2004**
	(In Thousands)		
Ordinary income	$ 18,480	$ 43,743	$ 42,395
Capital (losses) gains	(3,024)	310	1,161
Total pre-tax book income	$ 15,456	$ 44,053	$ 43,556
Provision computed at statutory rate	$ 5,410	$ 15,419	$ 15,244
Premium deficiency reserve	-	-	(4,736)
Dividends received deduction	(658)	(630)	(61)
Interest maintenance reserve	(2,361)	163	1,155
Refinement of deferred tax balances	-	(23)	1,104
Other	226	(866)	(20)
Total	$ 2,617	$ 14,063	$ 12,686
Federal income taxes incurred	$ (2,424)	$ 8,456	$ 24,981
Change in net deferred income taxes	5,041	5,607	(12,295)
Total statutory income taxes	$ 2,617	$ 14,063	$ 12,686

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $0.2, $8.6 and $26.2 from 2006, 2005 and 2004, respectively.

Under the intercompany tax sharing agreement, the Company has a receivable from its parent of $2.6 and a payable to its parent of $0.1 for federal income taxes as of December 31, 2006 and 2005, respectively.

11.   Capital and Surplus

Under New York insurance regulations, the Company is required to maintain a minimum total capital and surplus of $6.0. Without the approval of the Superintendent of the State of New York, the company may not pay in any calendar year any dividend which, when combined with other dividends paid within that calendar year, exceeds the lesser of 10% of the Company's statutory surplus at prior year end or 100% of the Company's statutory net gain from operations for the prior calendar year.

Life and health insurance companies are subject to certain Risk Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2006, the Company meets the RBC requirements.

12. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amount and fair values of the Company's financial instruments are summarized as follows:

	December 31			
	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 1,704,470	$ 1,694,584	$ 1,726,321	$ 1,722,329
Preferred stocks	4,955	4,888	2,000	2,000
Unaffiliated common stocks	641	641	298	522
Mortgage loans	158,174	161,737	192,068	199,928
Derivatives securities	932	932	788	788
Contract loans	97,662	97,662	93,442	93,442
Cash, cash equivalents and short-term investments	64,965	64,965	45,980	45,980
Separate account assets	876,248	876,248	661,578	661,578
Receivable for securities	3,456	3,456	3,212	3,212
Liabilities:				
Policyholder funds	1,614	1,614	1,711	1,711
Separate account liabilities	873,631	873,631	659,078	659,078

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Bonds and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 3.0% and 9.1% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2006 and 2005 is $1.7 billion.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Residual collateralized mortgage obligations: Residual collateralized mortgage obligations are included in the other invested assets balance. Fair values are based on independent pricing sources.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps and forwards) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of deposit-type contracts, policyholder funds and policyholder dividends approximate their fair values.

The carrying values of all other financial instruments approximate their fair values.

13.   Commitments and Contingencies

Investment Purchase Commitments

As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $19.6 and $9.5 at December 31, 2006 and 2005, respectively, in partnerships reported in other invested assets on the balance sheets. The $19.6 includes limited partnerships, private placements, and mortgages. In addition, these future commitments are not on the balance sheet.

Operating Leases

The Company leases office space under various noncancelable operating lease agreements that expire through April 2014. Rental expense was $0.2, $0.2 and $0.1 for 2006, 2005 and 2004, respectively.

At December 31, 2006, the minimum aggregate rental commitments under operating leases for the upcoming five years and thereafter are as follows:

Year ending December 31	Commitments
	(In Thousands)
2007	$ 110
2008	72
2009	52
2010	12
2011	4
Thereafter	10

Certain rental commitments have renewal options extending through the year 2014 subject to adjustments in future periods.

Legal Proceedings

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

The New York Attorney General, other federal and state regulators and self-regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such

(Dollar amount in millions, unless otherwise stated)

action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

14. Financing Arrangements

The Company maintains a revolving loan agreement with Bank of New York ("BONY"). Under this agreement, the Company can borrow up to $30.0 from BONY. Interest on any Company borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus 0.4% or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2006, 2005 and 2004. At December 31, 2006 and 2005, the Company had no amounts payable to BONY.

The Company maintains a line of credit agreement with Svenska Handelsbanken ("Svenska"). Under this agreement, the Company can borrow up $30.0 from Svenska. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $100.0. Under this agreement, the Company incurred interest expense of $0 for the year ended December 31, 2006. At December 31, 2006, the Company had no borrowings under this agreement. The Company did not have this agreement in 2005 or 2004.

The Company maintains a line of credit agreement with PNC Bank. Under this agreement, the Company can borrow up to $30.0. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $75.0. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2006, 2005 and 2004, respectively. The Company had no borrowings under this agreement at December 31, 2006 and 2005, respectively.

The Company borrowed $290.0 and repaid $290.0 in 2006, borrowed $530.2 and repaid $530.2 in 2005, and borrowed $291.9 and repaid $289.6 in 2004. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was immaterial during 2006, 2005 and 2004, respectively.

(Dollar amount in millions, unless otherwise stated)

15. Related Party Transactions

Affiliates: Management and service contracts and all cost sharing arrangements with other affiliated ING U.S. life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Assets and liabilities, and the related revenues and expenses recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not a wholly owned subsidiary of its parent.

Administrative Services Agreements: The Company has entered into services agreements with certain of its affiliated companies in the United States ("affiliated companies") whereby the affiliated companies provide certain administrative, management, professional, advisory, consulting and other services to the Company. Net fees charged under these agreements were $52.6, $39.6 and $34.7 for the years ended December 31, 2006, 2005 and 2004, respectively.

Investment Management: The Company has entered into an investment advisory agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management services. Total fees under the agreement were approximately $2.6, $2.6 and $1.3 for the years ended December 31, 2006, 2005 and 2004, respectively.

Reciprocal Loan Agreement: The Company maintains a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, the Company and ING AIH can borrow up to 5.0% of the Company's net admitted assets as of December 31 of the preceding year from one another. Interest on any Company borrowing or on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with similar duration. Under this agreement, the Company incurred minimal interest expense and earned minimal interest income for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006 and 2005, the Company had no amounts receivable from or payable to ING AIH.

Tax Sharing Agreements: The Company has entered into a federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

16. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collected in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations ("NOLHGA") and the amount of premiums written in each state. The Company has recorded $0.1 and $0.3 for this liability as of December 31, 2006 and 2005, respectively. The Company has also recorded an asset of $0.2 and $0.2 as of December 31, 2006 and 2005, respectively, for future credits to premium taxes for assessments already paid.

17. **Direct Premium Written/Produced by Managing General Agents/Third Party Administrators**

Name of Managing General Agent or Third Party Administrator	Exclusive Contract	Type of Business Written	Type of Authority Granted	Total Direct Premiums Written
				(In Thousands)
ReliaStar Record Keeping	Yes	Group Annuity	Payment	$ 29,994

The aggregate amount of premiums written through managing general agents or third party administrators during 2006 is $31.8.